      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1996


                                                       REGISTRATION NO. 333-3358
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                          ARONEX PHARMACEUTICALS, INC.
             (Exact name of Registrant as specified in its charter)

                      DELAWARE                                            76-0196535
  (State or other jurisdiction of incorporation or           (I.R.S. Employer Identification No.)
                     organization)

                           3400 RESEARCH FOREST DRIVE
                           THE WOODLANDS, TEXAS 77381
                                 (713) 367-1666
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                             JAMES M. CHUBB, PH.D.
                                   PRESIDENT
                          ARONEX PHARMACEUTICALS, INC.
                           3400 RESEARCH FOREST DRIVE
                           THE WOODLANDS, TEXAS 77381
                                 (713) 367-1666
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

               ANDREWS & KURTH L.L.P.                               VINSON & ELKINS L.L.P.
              4200 TEXAS COMMERCE TOWER                          2001 ROSS AVENUE, SUITE 3700
                HOUSTON, TEXAS 77002                                  DALLAS, TEXAS 75201
                   (713) 220-4200                                       (214) 220-7700
         ATTENTION: WILLIAM N. FINNEGAN, IV                      ATTENTION: ROBERT L. KIMBALL
                   JEFFREY L. WADE

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                                                             ----------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                            ----------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************



                   SUBJECT TO COMPLETION, DATED MAY 14, 1996


PROSPECTUS
          , 1996

                                6,000,000 SHARES

                      [ARONEX PHARMACEUTICALS, INC. LOGO]

                                  COMMON STOCK

     All of the shares of Common Stock offered hereby are being sold by Aronex Pharmaceuticals, Inc. The Common Stock is quoted on The Nasdaq National Market under the symbol "ARNX." On April 22, 1996, the last sale price of the Common Stock as reported on The Nasdaq National Market was $4 3/8 per share. See "Price Range of Common Stock."

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 8.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
                                          PRICE            UNDERWRITING           PROCEEDS
                                         TO THE            DISCOUNTS AND           TO THE
                                         PUBLIC           COMMISSIONS(1)         COMPANY(2)
- -------------------------------------------------------------------------------------------------
Per Share.........................    $                     $                    $
Total(3)..........................    $                     $                    $
- -------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses estimated at $300,000, which will be paid by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 900,000 additional shares of Common Stock at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, and Proceeds to the Company will be
    $          , $          , and $          , respectively. See "Underwriting."

     The shares are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share certificates will be made in New York, New York,
on or about                , 1996.

DONALDSON, LUFKIN & JENRETTE                                         FURMAN SELZ
   SECURITIES CORPORATION

                                    [VELOX]

There can be no assurance that any of the Company's clinical candidates will receive FDA approval for commercial development.

                            ------------------------

    CERTAIN DOCUMENTS ARE INCORPORATED HEREIN BY REFERENCE. SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. The Company plans to solicit stockholder approval of a one-for-two reverse split of its Common Stock. No assurance can be given that this proposal will be approved. This Prospectus contains estimates on market size, incidence of disease and medical costs that the Company has developed based on sources which include medical journals, industry reports and literature distributed at medical seminars and conferences. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' option to purchase up to 900,000 additional shares solely to cover over-allotments, if any.

                                  THE COMPANY

     Aronex Pharmaceuticals, Inc. ("Aronex" or the "Company") is a leading biopharmaceutical company engaged in the discovery and development of proprietary innovative medicines to treat cancer and life-threatening infectious diseases. The Company's strategy is to discover and develop medicines based upon either refinements of proven therapies or novel mechanisms of action against specific disease targets. The Company has a portfolio of clinical and preclinical products that it believes provides a balanced development and commercialization risk profile. The Company believes its focus on medicines for cancer and life-threatening infectious diseases for which current therapy is inadequate will provide synergies in research, development and product marketing, and will facilitate expedited commercialization of its products.

     Aronex currently has four products in various stages of ongoing clinical development and a number of products in preclinical development. In addition, the Company has proprietary technologies in drug discovery and drug formulation that should continue to provide a significant research and development pipeline. The Company's four products in ongoing clinical development are listed below:

                                                       CLINICAL
  PRODUCT                  INDICATIONS                  STATUS
Nyotran(TM)     Systemic Fungal Infections           Phase III
TretinoinLF     Acute Promyelocytic Leukemia         Phase II
                Kaposi's Sarcoma (a skin cancer)     Phase II/III
Annamycin       Breast Cancer                        Phase I/II
Zintevir(TM)    HIV Infection                        Phase I

     The Company has strategic alliances and collaboration arrangements with leading corporations and academic institutions, including Genzyme Corporation ("Genzyme"), Hoechst Marion Roussel Inc. ("Hoechst"), The University of Texas M.D. Anderson Cancer Center ("MD Anderson") and The Baylor College of Medicine ("Baylor").

NYOTRAN(TM)

     Nyotran(TM) is being developed for the treatment of systemic fungal infections, which are a threat to patients who have suppressed immune systems due to the adverse effects of chemotherapy, HIV infection or anti-rejection therapy for organ transplants. Nyotran(TM) is a lipid-based, intravenous formulation of nystatin, an established, widely-used topical anti-fungal agent. Although nystatin has proven to be a potent anti-fungal, its toxicity has previously precluded its intravenous administration as a therapy for systemic fungal infections. Nyotran(TM) has been formulated to reduce the toxicity of "free" nystatin and increase the amount of nystatin that reaches the sites of infection. The Company believes that its preclinical and clinical studies suggest that Nyotran(TM) can be administered at doses that are effective in treating Aspergillus (mold based) and Candida (yeast based) fungal infections. Nyotran(TM) is currently in Phase III clinical trials. The Company expects to complete these clinical trials in late 1997 and, if successful, to file a New Drug Application ("NDA") with the United States Food and Drug Administration (the "FDA") soon thereafter.

     The Company estimates that over 100,000 patients in the United States develop systemic fungal infections annually. The current wholesale drug cost for an average ten-day course of treatment for systemic fungal infection with a recently-introduced drug is estimated to be approximately $3,600. Further, the incidence of systemic fungal infections continues to increase because of the aging population, the spread of HIV, the more aggressive use of chemotherapy, advances in medical therapies and the development of resistant fungal strains.

TRETINOINLF

     TretinoinLF, the Company's most advanced anti-cancer agent, is a lipid-based, intravenous formulation of all-trans retinoic acid ("ATRA"), an orally active derivative of Vitamin A that is effective in treating certain leukemias. ATRA inhibits the growth of cancer cells rather than kills them, in contrast to most conventional chemotherapeutic agents. However, the Company believes the effectiveness of the existing oral formulation of ATRA may be reduced by the rate at which it is metabolized, which lowers the amount of drug that reaches the cancer target. In addition, the oral formulation of ATRA can cause an adverse effect called ATRA syndrome (fever and pulmonary distress). The Company has designed TretinoinLF to overcome these limitations. TretinoinLF is currently in Phase II clinical evaluation for its potential to induce remission and prevent relapse of acute promyelocytic leukemia in patients who have experienced a recurrence of the cancer. The Company expects to complete Phase II clinical trials in late 1997 and, if successful, to file an NDA soon thereafter. The Company believes that approximately 2,000 new cases worldwide of acute promyelocytic leukemia are diagnosed annually. The Company has chosen this indication in order to expedite submission of an NDA. The Company plans to expand the product's indications beyond acute promyelocytic leukemia. TretinoinLF is also being assessed in Phase II/III clinical trials in collaboration with Genzyme for the treatment of Kaposi's sarcoma, a skin cancer that has been estimated to occur in approximately 15 percent of AIDS cases. The Company believes that TretinoinLF may also be useful in treating other cancer indications.

ANNAMYCIN

     Aronex has developed a novel anthracycline, Annamycin, initially targeted for the treatment of breast cancer. Anthracyclines, such as doxorubicin, are widely-used anti-cancer agents, but their effectiveness can be limited by acquired tumor resistance and severe cardiotoxicity. The Company believes that Annamycin may overcome such resistance, which is commonly referred to as "multi-drug resistance." The Company believes that its preclinical studies indicate that Annamycin circumvents a mechanism behind multi-drug resistance that transports most types of anti-cancer drugs out of tumor cells. Annamycin, which is a liposomal formulation of a novel doxorubicin analogue, may also offer reduced cardiotoxicity compared to other anthracyclines. Annamycin is currently in a Phase I/II dose-escalating study to test its safety and pharmacokinetics in breast cancer patients who have failed treatment with other anthracyclines. This trial is being conducted in collaboration with MD Anderson. In the United States, there are approximately 208,000 new cases of breast cancer annually. In addition to breast cancer, the Company believes Annamycin has the potential to be used in a wide variety of solid tumors, leukemias and lymphomas.

ZINTEVIR(TM)

     Zintevir(TM) is a product under development by Aronex for the treatment of human immunodeficiency virus ("HIV") infection. The drugs currently approved in the United States for treatment of HIV infection consist of reverse transcriptase inhibitors (AZT, ddI, ddC, d4T and 3TC) and protease inhibitors (saquinavir, ritinovir and indinavir). By contrast, the primary mechanism of action of Zintevir(TM) is inhibition of HIV-1 integrase, a key enzyme in catalyzing the integration of HIV into human cells. The Company believes that Zintevir(TM) is the most potent integrase inhibitor that has been described to date and is the first integrase inhibitor that has entered a human clinical trial. A Phase I clinical trial is underway to determine the safety and pharmacokinetics of Zintevir(TM) at single escalating doses in HIV positive patients. A separate Phase I clinical trial to determine the safety, pharmacokinetics and anti-viral activity of Zintevir(TM) at multiple doses is scheduled to begin in May 1996. The Company anticipates completion of these Phase I clinical trials by the end of 1996.

     The Company believes that approximately one million people in the United States and over 15 million people worldwide are infected with HIV. Over 500,000 AIDS cases had been reported in the United States by December 1995. The Company believes that substantial market potential exists for HIV agents with novel mechanisms of action, for use in combination with existing therapies.

RESEARCH AND DEVELOPMENT PIPELINE

     Aronex has developed a unique pipeline of new product opportunities by leveraging its own research and development program with broad-based relationships such as those with MD Anderson and Baylor. Aronex has four additional products in development: (i) AR102, a product targeted for the treatment of non-small cell lung cancer; (ii) AR209, an immunotoxin targeted for breast cancer; (iii) AR726, a novel platinum analogue targeted for the treatment of mesothelioma, a type of lung cancer; and (iv) AR132, a small molecule active against cytomegalovirus infection. In addition, the Company has a focused research effort in nucleic acid chemistry and molecular biology aimed at discovering highly-specific, novel medicines for treating cancer and life-threatening infectious diseases.

COMPANY BACKGROUND

     Aronex was incorporated in 1986 as Argus Pharmaceuticals, Inc. ("Argus"). Argus acquired Oncologix, Inc. ("Oncologix") and Triplex Pharmaceutical Corporation ("Triplex") through a three-way merger (the "Mergers") in September 1995, at which time Argus changed its name to Aronex Pharmaceuticals, Inc. The merger of these three complementary companies established an integrated company with the following characteristics: (i) a clear therapeutic focus in cancer and life-threatening infectious diseases; (ii) a well-defined and diverse portfolio of products at various stages of clinical and preclinical development; (iii) a broad-based platform of synergistic technologies and scientific expertise; (iv) a diverse group of corporate partners and academic affiliations; and (v) an experienced team of scientific and biopharmaceutical personnel who possess the ability to discover and develop novel products, design and implement complex clinical trials, manage regulatory issues, develop manufacturing processes and implement the commercialization of products. Unless the context otherwise requires, references in this Prospectus to "Aronex" and the "Company" refer to Aronex and its subsidiaries.

     The Company's corporate headquarters is located at 3400 Research Forest Drive, The Woodlands, Texas 77381, and its telephone number is (713) 367-1666.

                                  THE OFFERING

Common Stock offered by the Company.....  6,000,000 shares(1)
Common Stock to be outstanding after the
  offering..............................  27,924,998 shares(1)(2)
Use of proceeds.........................  To fund clinical and preclinical testing of the
                                          Company's products, research and development
                                          programs, capital expenditures and for general
                                          corporate purposes
Nasdaq National Market Symbol...........  ARNX

- ------------------------------
(1) The Company plans to solicit stockholder approval of a one-for-two reverse split of its Common Stock at a special meeting to be held on May 24, 1996. No assurance can be given that this proposal will be approved. If the reverse split becomes effective, holders of Common Stock will receive one share of Common Stock for each two shares of Common Stock outstanding on the effective date of the reverse split. In the event that the reverse split would entitle a holder to receive a fractional share of post-split Common Stock, the Company will pay to the stockholder, in lieu of the issuance of a fractional share, a cash amount in United States dollars which will be equal to the same fraction multiplied by two times the average closing price of the Common Stock on The Nasdaq National Market for the five trading days immediately preceding the effective date of the reverse split.

(2) Excludes (i) 2,077,392 shares of Common Stock which may be acquired upon the exercise of options outstanding under the Company's 1989 Stock Option Plan and 1993 Non-Employee Director Stock Option Plan at a weighted average exercise price of $2.24 per share, (ii) 6,628,868 shares of Common Stock which may be acquired upon the exercise of outstanding warrants at a weighted average exercise price of $5.18 per share, and (iii) shares of Common Stock with a fair market value on the date of issuance of up to approximately $10.1 million which may be issued upon the occurrence of certain events under outstanding contingent stock rights issued pursuant to the Mergers. All share information in this table is based on the number of shares of Common Stock as of April 22, 1996. See "Description of Capital Stock--Warrants" and "Description of Capital Stock--Contingent Stock Rights."

                                  RISK FACTORS

     Prospective investors should consider carefully the risk factors discussed under the caption "Risk Factors" commencing on page 8 of this Prospectus, which include risk factors relating to the Company's early stage of development, future capital needs, uncertainties related to clinical trial results and other important matters.

                             SUMMARY FINANCIAL DATA

     The summary financial data set forth below (other than as adjusted data) are derived from the Company's financial statements as of and for each of the years in the five year period ended December 31, 1995, which have been audited by Arthur Andersen LLP, independent public accountants. On September 11, 1995, Aronex, Triplex and Oncologix effected the Mergers, which were accounted for under the purchase method of accounting. The summary financial data prior to September 11, 1995 represent the operations of Aronex, while the summary financial data from and after September 11, 1995 represent the combined operations and balance sheet data of the merged companies. The summary financial data set forth below should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto included elsewhere in this Prospectus.

                                                                             YEARS ENDED DECEMBER 31,
                                                             --------------------------------------------------------
                                                              1991        1992        1993        1994         1995
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Research and development grants and contracts............  $    40     $     6     $    48     $   197     $  1,248
  Interest income..........................................      104         193         217         534          452
                                                             -------     -------     -------     -------     --------
        Total revenues.....................................      144         199         265         731        1,700
Expenses:
  Research and development.................................    2,017       3,493       4,491       7,637        8,347(1)
  Purchase of in-process research and development..........       --          --          --          --        8,383(2)
  General and administrative...............................      875       1,340       1,876       1,950        2,215
  Interest expense.........................................      166          74         123         196          184
                                                             -------     -------     -------     -------     --------
        Total expenses.....................................    3,058       4,907       6,490       9,783       19,129
                                                             -------     -------     -------     -------     --------
Net loss...................................................  $(2,914)    $(4,708)    $(6,225)    $(9,052)    $(17,429)
                                                             =======     =======     =======     =======     ========
Loss per share(3)..........................................  $ (0.58)    $ (0.79)    $ (0.86)    $ (0.88)    $  (1.34)
                                                             =======     =======     =======     =======     ========

                                                                                             AS OF DECEMBER 31, 1995
                                                                                           ----------------------------
                                                                                            ACTUAL      AS ADJUSTED(4)
                                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term and long-term investments..........................  $ 12,015        $  36,390
Total assets.............................................................................    15,530           39,905
Total long-term obligations..............................................................     1,574            1,574
Deficit accumulated during development stage.............................................   (44,183)         (44,183)
Total stockholders' equity...............................................................    11,994           36,369

- ------------------------------
(1) The Company's research and development expenses for the year ended December 31, 1995 do not include the research and development expenses incurred by Triplex or Oncologix prior to September 11, 1995, the effective date of the Mergers, and accordingly are not indicative of the research and development expenses that would have been incurred by the Company for the full year had such Mergers been effective at the beginning of the year. The Company's research and development expenses for the three months ended December 31, 1995, the first full quarter following the Mergers, were $2.9 million (unaudited).

(2) The amount shown as purchase of in-process research and development reflects a non-cash charge for the excess of the purchase price over the fair value of the net assets acquired. See Note 4 of Notes to Financial Statements.

(3) See Note 2 of Notes to Financial Statements for a description of the computation of loss per share.

(4) Adjusted to reflect the sale of 6,000,000 shares of Common Stock offered hereby at an assumed public offering price of $4 3/8 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In evaluating the Company and its business, prospective investors should consider carefully the following risk factors, together with the information and financial data set forth elsewhere in this Prospectus, prior to purchasing any shares of Common Stock offered hereby.

EARLY STAGE OF DEVELOPMENT; HISTORY OF OPERATING LOSSES; ANTICIPATION OF FUTURE LOSSES

     The Company is a development stage company. It has generated no revenues from product sales, and it does not expect to generate revenue from product sales for several years. As of December 31, 1995, the Company's accumulated deficit was $44.2 million. To date, the Company has dedicated most of its financial resources to the research and development of products, general and administrative expenses, and the prosecution of patents and patent applications. The Company expects to incur significant and increasing operating losses for at least the next several years, primarily due to the expansion of its research and development programs, including preclinical studies and clinical trials, and costs associated with the commercialization of its products if regulatory approvals are received. The Company's ability to achieve profitability will depend, among other things, on successfully completing development of its products, obtaining regulatory approvals, establishing manufacturing, sales and marketing capabilities or collaborative arrangements, and raising sufficient funds to finance its activities. There can be no assurance that the Company will be able to achieve profitability or that profitability, if achieved, can be sustained. See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business."

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

     The Company has experienced negative cash flows from operations since its inception and has funded its activities to date primarily from equity financings. The Company has expended, and will continue to require, substantial funds to continue research and development, including preclinical studies and clinical trials of its products, and to commence sales and marketing efforts if FDA and other regulatory approvals are obtained. The Company expects that its existing capital resources, together with the proceeds of this offering, will be sufficient to fund its capital requirements through mid-1998. Thereafter, the Company will need to raise substantial additional capital to fund its operations. The Company's capital requirements will depend on many factors, including the problems, delays, expenses and complications frequently encountered by development stage companies; the progress of the Company's research, development and clinical trial programs; the Company's ability to satisfy certain milestones under its current collaborative arrangements with Genzyme and Hoechst; the extent and terms of any future collaborative research, manufacturing, marketing or other funding arrangements; the costs and timing of seeking regulatory approvals of the Company's products; the Company's ability to obtain regulatory approvals; the success of the Company's sales and marketing programs; costs of filing, prosecuting and defending and enforcing any patent claims and other intellectual property rights; and changes in economic, regulatory or competitive conditions or the Company's planned business. Estimates about the adequacy of funding for the Company's activities are based on certain assumptions, including the assumption that testing and regulatory procedures relating to the Company's products can be conducted at projected costs. There can be no assurance that changes in the Company's research and development plans, acquisitions, or other events will not result in accelerated or unexpected expenditures. To satisfy its capital requirements, the Company may seek to raise additional funds in the public or private capital markets. The Company's ability to raise additional funds in the public or private markets will be adversely affected if the results of its current or future clinical trials are not favorable. The Company may seek additional funding through corporate collaborations and other financing vehicles. There can be no assurance that any such funding will be available to the Company on favorable terms or at all. If adequate funds are not available, the Company may be required to curtail significantly one or more of its research or development programs, or it may be required to obtain funds through arrangements with future collaborative partners or others that may require the Company to relinquish rights to some or all of its technologies or products. If the Company is successful in obtaining additional financing, the terms of such financing may have the effect of diluting or adversely affecting the holdings or the rights of the holders of the Company's Common Stock. See

"Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

UNCERTAINTIES RELATED TO CLINICAL TRIAL RESULTS

     The FDA and other regulatory authorities generally require that the safety and efficacy of a drug be supported by results from adequate and well-controlled Phase III clinical trials before approval for commercial sale. The Company has limited experience in conducting and managing Phase III clinical trials. If the results of the Company's clinical trials do not demonstrate the safety and efficacy of its products in the treatment of patients suffering from the diseases for which such products are being tested, the Company will not be able to submit an NDA to the FDA. Clinical trials conducted on a fast-track, or expedited, basis may carry a higher risk that data will not be favorable or that the FDA will not accept the NDA for submission than do Phase III clinical trials developed from earlier clinical trials with large populations using similar protocols. Even if the Company believes the Phase III clinical trials demonstrate the safety and efficacy of a product in the treatment of disease, the FDA and other regulatory authorities may not accept the Company's assessment of the results. In either case, the Company may have to conduct additional clinical trials in an effort to demonstrate the safety and efficacy of the product. Without acceptable results and regulatory approval, the Company will not be able to commercialize its products, which would have a material adverse effect on the Company. There can be no assurance that the results of any of the Company's clinical trials will be favorable or that its products will obtain regulatory approval for commercialization.

     The results of preclinical studies and initial clinical trials of the Company's products are not necessarily predictive of the results from large-scale clinical trials. The Company must demonstrate through preclinical studies and clinical trials that its products are safe and effective for use in each target indication before the Company can obtain regulatory approvals for the commercial sale of those products. These studies and trials may be very costly and time-consuming. The speed with which the Company is able to enroll patients in clinical trials is an important factor in determining how quickly clinical trials may be completed. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, and the eligibility criteria for the study. A number of the Company's clinical trial protocols are targeted at indications that have small patient populations, which may make it difficult for the Company to enroll enough patients to complete the trials. Delays in patient enrollment in the trials may result in increased costs, program delays, or both, which could have a material adverse effect on the Company. Even if the Company establishes the safety and efficacy of its products and obtains FDA and other regulatory approvals for its products, physicians may not prescribe the approved product.

     The administration of any product the Company develops may produce undesirable side effects in humans. The occurrence of side effects could interrupt or delay clinical trials of products and could result in the FDA's or other regulatory authorities' denying approval of the Company's products for any or all targeted indications. The Company, the FDA or other regulatory authorities may suspend or terminate clinical trials at any time. Even if the Company receives FDA and other regulatory approvals, the Company's products may later exhibit adverse effects that limit or prevent their widespread use or that necessitate their withdrawal from the market. There can be no assurance that any of the Company's products will be safe for human use.

GOVERNMENT REGULATION; NO ASSURANCES OF REGULATORY APPROVAL

     The Company's research and development activities, preclinical studies, clinical trials, and the manufacturing and marketing of its products are subject to extensive regulation by the FDA and other regulatory authorities in the United States. These activities are also regulated in other countries where the Company intends to test and market its products.

     Before marketing, any drug developed by the Company must undergo an extensive regulatory approval process. The regulatory process, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent FDA regulatory approval. Although the FDA may have been consulted in developing protocols for clinical trials, that consultation provides no assurance that the FDA will accept the clinical trials as adequate or well-controlled or accept the results of those trials. Similarly, the FDA may determine that products are not eligible for or will not receive expedited review, whether or not the FDA has previously indicated that such products may be eligible for expedited review. In addition, delays or rejections may be encountered based upon changes in FDA policy for drug approval during the period of product development and FDA regulatory review of each submitted NDA. Similar delays and rejections may also be encountered in foreign countries. There can be no assurance that, even after such time and expenditures, regulatory approval will be obtained for any drugs developed by the Company. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Further, even if such regulatory approval is obtained, a marketed drug, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturers, including a withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. Further, additional government regulation may be established that could prevent or delay regulatory approval of the Company's products. A bill proposing comprehensive reform of FDA regulations has been introduced in the United States Senate. This bill addresses many facets of FDA regulations, including requirements for NDA approval, requirements for supplemental approval, off-label information dissemination, and export regulations. A counterpart bill is expected to be introduced into the United States House of Representatives. It is not certain whether any such legislation will be enacted into law, what form any law will take, or what effect any new law would have on the Company.

     The Company's business is also subject to regulation under state and federal laws regarding environmental protection, hazardous substances control, and exposure to blood-borne pathogens. These laws include the Occupational Safety and Health Act, the Environmental Protection Act, and the Toxic Substance Control Act. Any violation of, and the cost of compliance with, these laws and regulations could adversely affect the Company. There can be no assurance that statutes or regulations applicable to the Company's business will not be adopted that impose substantial additional costs or otherwise materially adversely affect the Company's operations. See "Business--Government Regulation."

UNCERTAINTY OF PROTECTION FOR PATENTS AND PROPRIETARY TECHNOLOGY

     The Company's ability to commercialize any products will depend, in part, upon its or its licensors' ability to obtain patents, enforce those patents, preserve trade secrets, and operate without infringing upon the proprietary rights of third parties. The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Some of the United States patents and patent applications owned by or licensed to the Company are method-of-use patents that cover the use of certain compounds to treat specified conditions, and composition-of-matter patents are not available for some of the Company's product candidates. The Company does not have any patents or patent applications with respect to one of its products, AR102. There can be no assurance that the patent applications licensed to or owned by the Company will result in issued patents, that patent protection will be secured for any particular technology, that any patents that have been or may be issued to the Company or its licensors will be valid or enforceable, that any patents will provide meaningful protection to the Company, that others will not be able to design around the patents, or that the Company's patents will provide a competitive advantage or have commercial application.

     There can be no assurance that patents owned by or licensed to the Company will not be challenged by others. The Company could incur substantial costs in proceedings before the United States Patent Office and other regulatory authorities, including interference proceedings. These proceedings could result in adverse decisions about the patentability of the Company's inventions and products as well as about the enforceability, validity or scope of protection afforded by the patents. The Company is currently involved in an interference proceeding before the United States Patent Office regarding AR726. See "Business--Cancer."

     There can be no assurance that the manufacture, use or sale of the Company's products will not infringe patent rights of others. The Company may be unable to avoid infringement of those patents and may have to seek a license, defend an infringement action, or challenge the validity of the patents in court. There can be no assurance that a license will be available to the Company, if at all, upon terms and conditions acceptable to the Company or that the Company will prevail in any patent litigation. Patent litigation is costly and time consuming, and there can be no assurance that the Company will have sufficient resources to bring such litigation to a successful conclusion. If the Company does not obtain a license under such patents, is found liable for infringement, or is not able to have such patents declared invalid, the Company may be liable for significant damages, may encounter significant delays in bringing products to market, or may be precluded from participating in the manufacture, use or sale of products or methods of treatment requiring such licenses. There can be no assurance that the Company has identified United States and foreign patents that pose a risk of infringement.

     The Company also relies upon trade secrets and other unpatented proprietary information in its product development activities. To the extent the Company relies on trade secrets and unpatented know-how to maintain its competitive technological position, there can be no assurance that others may not independently develop the same or similar technologies. The Company seeks to protect trade secrets and proprietary knowledge, in part through confidentiality agreements with its employees, consultants, advisors and collaborators. Nevertheless, these agreements may not effectively prevent disclosure of the Company's confidential information and may not provide the Company with an adequate remedy in the event of unauthorized disclosure of such information. If the Company's employees, scientific consultants or collaborators develop inventions or processes independently that may be applicable to the Company's products, disputes may arise about ownership of proprietary rights to those inventions and processes. Such inventions and processes will not necessarily become the Company's property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of the Company's proprietary rights. Failure to obtain or maintain patent and trade secret protection, for any reason, would have a material adverse effect on the Company. See "Business--Patents, Proprietary Rights and Licenses."

     The Company engages in collaborations, sponsored research agreements, licensing and other arrangements with academic researchers and institutions that have received and may receive funding from United States government agencies. As a result of these arrangements, the United States government or certain third parties have rights in certain inventions developed during the course of the performance of such collaborations and agreements as required by law or such agreements.

     Several bills affecting patent rights have been introduced in the United States Congress. These bills address various aspects of patent law, including publication, patent term, re-examination, subject matter and enforceability. It is not certain whether any of these bills will be enacted into law or what form new laws may take. Accordingly, the effect of legislative change on the Company's intellectual property estate is uncertain.

MANUFACTURING UNCERTAINTIES; RELIANCE ON THIRD-PARTY SUPPLIERS

     The Company does not operate and does not currently plan to operate manufacturing facilities for the production of its products in commercial quantities, and it intends to contract with third parties for the manufacture and supply of its products. There can be no assurance that the Company will be able to obtain supplies of its products from third-party suppliers on terms or in quantities acceptable to the Company. Also, the Company's dependence on third parties for the manufacture of its products may adversely affect the Company's product margins and its ability to develop and deliver products on a timely basis. Any such third-party suppliers or any manufacturing facility the Company establishes will be required to meet FDA manufacturing requirements. FDA certification of manufacturing facilities for a drug is a prerequisite to approval of an NDA for that drug. The Company may encounter significant delays in obtaining supplies from third-party manufacturers or experience interruptions in its supplies. If the Company is unable to obtain adequate supplies, its business would be materially adversely affected. See "Business--Manufacturing."

LACK OF SALES AND MARKETING EXPERIENCE

     The Company does not have any experience in sales, marketing or distribution. To market any of its products, the Company must develop a sales and marketing force with supporting distribution capability or enter into marketing and distribution arrangements with a company that has an established capability. Significant additional expenditures will be required for the Company to develop such capabilities. The Company has entered into a license agreement with Genzyme with respect to TretinoinLF, and it plans to enter into marketing agreements with one or more other pharmaceutical companies to market other products that it may develop. To the extent the Company relies upon licensing, marketing or distribution arrangements with others, any revenues the Company receives will depend upon the efforts of third parties. There can be no assurance that any third party will market the Company's products successfully or that any third-party collaboration will be on terms favorable to the Company. If any marketing partner does not market a product successfully, the Company's business would be materially adversely affected. There can be no assurance that the Company will be able to establish sales, marketing and distribution capabilities or that it or its collaborators will be successful in gaining market acceptance for any products that the Company may develop. The Company's failure to establish marketing capabilities or to enter into marketing arrangements with third parties would have a material adverse effect on the Company.

RISKS ASSOCIATED WITH COLLABORATIVE ARRANGEMENTS

     The Company's product development and commercialization strategy involves the Company entering into various arrangements with corporate, government and academic collaborators, licensors, licensees and others. As a consequence, the Company's success may depend on the success of these other parties in performing their responsibilities. There can be no assurance that the Company will be able to establish additional collaborative arrangements or license agreements that are necessary or desirable for the Company to develop and commercialize its products or that any such collaborative agreement or license agreement will be successful. Some of the Company's collaborative agreements and license agreements provide for milestone payments to the Company, and others require the Company to pay milestone payments to others. No assurance can be given that the Company will achieve the milestones that trigger payments to the Company, nor can assurance be given that payments by the Company will result in the development of marketable products. No assurance can be given that any current or future collaborative arrangement will be renewed at the end of its term or will be renewed on terms as favorable to the Company as its original terms. The Company's collaboration with Hoechst expires at the end of 1996 unless the parties agree to renew the arrangement. See "Business--Collaborative Arrangements."

COMPETITION AND TECHNOLOGICAL CHANGE

     The Company is engaged in pharmaceutical product development characterized by extensive research efforts and rapid technological progress. Many established biotechnology and pharmaceutical companies, universities and other research institutions with resources significantly greater than the Company's may develop products that directly compete with the Company's products. Those entities may succeed in developing products, including liposomes and lipid-based products, that are safer, more effective or less costly than the Company's products. Even if the Company's products should prove to be more effective than those developed by other companies, other companies may be more successful than the Company because of greater financial resources, greater experience in conducting preclinical and clinical trials and obtaining regulatory approval, stronger sales and marketing efforts, earlier receipt of approval for competing products and other factors. If the Company commences significant commercial sales of its products, it or its collaborators will compete in areas in which the Company has little or no experience such as manufacturing and marketing. There can be no assurance that the Company's products, if commercialized, will be accepted and prescribed by healthcare professionals. See "Business--Competition."

     Some of the Company's competitors are active in the development of liposome and lipid-based research and product development to treat cancer and certain fungal infections. Those competitors include Sequus Pharmaceuticals, Inc., NeXstar Pharmaceuticals, Inc., and The Liposome Company. Some of those companies' products have regulatory approval in the United States and other countries. Any marketing of these and other products that treat disease indications targeted by the Company could adversely affect the market acceptance of the Company's products as a result of the established market recognition and physician familiarity with the competing product. The presence of directly competitive products could also result in more intense price competition than might otherwise exist, which could have a material adverse effect on the Company's financial condition and results of operations. The Company believes that competition will be intense for all of its products. See "Business--Competition."

NO ASSURANCE OF ADEQUATE THIRD-PARTY REIMBURSEMENT

     The Company's ability to commercialize its products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of the products and related treatment are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). Third-party payors are increasingly challenging the prices charged for medical products and services. Accordingly, if less costly drugs are available, third-party payors may not authorize reimbursement for the Company's products even if they offer advantages in safety or efficacy. Also, the trend toward managed healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reducing demand for the Company's products. The cost containment measures that healthcare providers are instituting and any healthcare reform could affect the Company's ability to sell its products and may have a material adverse effect on the Company.

     There can be no assurance that reimbursement in the United States or foreign countries will be available for any of the Company's products, that any reimbursement granted will be maintained, or that limits on reimbursement available from third-party payors will not reduce the demand for, or negatively affect the price of, the Company's products. The unavailability or inadequacy of third-party reimbursement for the Company's products would have a material adverse effect on the Company. The Company is unable to forecast what additional legislation or regulation relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what effect the legislation or regulation would have on the Company's business.

POTENTIAL PRODUCT LIABILITY; AVAILABILITY OF INSURANCE

     The Company risks exposure to product liability claims if the use of its products is alleged to have an adverse effect on subjects or patients. This risk exists for products tested in human clinical trials as well as products that are sold commercially. There can be no assurance that product liability claims, if made, would not result in a recall of the Company's products or a change in the indications for which they may be used. The Company maintains product liability insurance coverage for claims arising from the use of its products in clinical trials. There can be no assurance that this coverage will be adequate to cover claims. Product liability insurance is becoming increasingly expensive, and no assurance can be given that the Company will be able to maintain such insurance, obtain additional insurance, or obtain insurance at a reasonable cost or in sufficient amounts to protect the Company against losses that could have a material adverse effect on the Company.

CONTROL BY EXISTING STOCKHOLDERS

     Upon completion of this offering, directors, executive officers, certain stockholders of the Company who are parties to a stockholders agreement and their respective affiliates will beneficially own approximately 35.4% of the Company's outstanding Common Stock (approximately 34.3% if the Underwriters exercise their over-allotment option in full). Stockholders holding 9,669,614 shares (approximately 34.6%) of the Common Stock to be outstanding upon completion of this offering (approximately 33.5% if the Underwriters exercise their over-allotment option) are parties to a stockholders agreement pursuant to which they have agreed to vote their shares for the election of directors designated by certain groups among the parties to such agreement. In addition, the Company has agreed to nominate for election only those directors designated by parties to that stockholders agreement. The stockholders agreement terminates on September 11, 1997. Accordingly, these stockholders, individually and as a group, may be able to determine the composition of the board of directors and may be able to influence the outcome of other stockholder votes, including votes concerning the adoption or amendment of provisions in the Company's Amended and Restated Certificate of

Incorporation (the "Certificate of Incorporation") and the approval of mergers and other significant corporate transactions. The existence of these levels of ownership concentrated in a few persons makes it unlikely that any other holder of Common Stock will be able to affect the management or direction of the Company. These factors, along with the factors described in "--Anti-Takeover Provisions," may also have the effect of delaying or preventing a change in the management or voting control of the Company. See "Principal Stockholders" and "Description of Capital Stock--Stockholders Agreement."

DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends in large part on the Company's ability to attract and retain highly qualified scientific and management personnel. The Company faces competition for such personnel from other companies, research and academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining key personnel.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Common Stock. Of the 27,924,998 shares of Common Stock to be outstanding upon completion of this offering, 25,965,284 shares will be eligible for sale without restriction under the Securities Act of 1933, as amended (the "Securities Act") (except for shares held by affiliates of the Company and certain former affiliates of Triplex and Oncologix whose shares may be sold subject to the volume limitations and certain other requirements of Rule 144 under the Securities Act), and 1,959,714 shares are restricted securities that may not be resold unless such resale is registered under the Securities Act or it is made under Rule 144 or another exemption from registration under the Securities Act. The holders of 11,965,840 shares of Common Stock have agreed not to sell such shares until March 11, 1997 without the consent of the Company, except under certain circumstances, and the holders of 8,016,362 shares of Common Stock (including 6,354,943 shares that are also subject to the lock-up agreements that expire on March 11, 1997) have agreed not to sell such shares for a period of 180 days following the date of this Prospectus without the consent of Donaldson, Lufkin & Jenrette Securities Corporation. Some investors have the right to require the Company to register the public resale of their shares. Any such sales may have an adverse effect on the price of the Company's Common Stock and could impair the Company's ability to raise capital through offerings of equity securities. See "Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights."

IMMEDIATE AND SUBSTANTIAL DILUTION; CONTINGENT STOCK RIGHTS; ABSENCE OF
DIVIDENDS

     Purchasers of the Common Stock in the offering will experience an immediate and substantial dilution in net tangible book value per share. These investors will also experience additional dilution upon the exercise of outstanding options and warrants. In addition, pursuant to the terms of the Mergers, the Company is obligated to issue shares of Common Stock to certain former securityholders of Triplex and Oncologix contingent upon the occurrence of certain events. These rights may result in the issuance of up to an aggregate of $10.1 million of Common Stock, valued for such purpose at the current market value of the Common Stock at the time the event requiring issuance of such shares occurs. See "Dilution" and "Description of Capital Stock--Contingent Stock Rights." The Company does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

LIMITED TRADING VOLUMES; POSSIBLE STOCK PRICE VOLATILITY

     The historical trading volume of the Company's Common Stock has been limited. There can be no assurance that an active public market for the Common Stock will develop or be sustained. The trading price of the Common Stock and the price at which the Company may sell securities in the future could be subject to large fluctuations in response to announcements of research activities, technological innovations or new products by the Company or its competitors, changes in government regulations, developments concerning proprietary rights, quarterly variations in operating results, litigation, clinical trials of products, approval or denial of NDAs, general market conditions, the liquidity of the Company and its ability to raise additional funds and other events. The market price of the Common Stock, and the market prices for securities of emerging biotechnology companies generally, have experienced extreme fluctuations in recent years. These fluctuations have sometimes been unrelated to the operating performance of the affected companies. These market fluctuations as well as general fluctuations in the stock markets may also affect the price of the Common Stock.

ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation (i) provides for staggered terms of office for directors; (ii) requires certain procedures to be followed and time periods to be met for any stockholder to propose matters to be considered at annual meetings of stockholders, including nominating directors for election at those meetings; (iii) prohibits stockholders from calling special meetings of stockholders; and (iv) authorizes the Board of Directors of the Company to issue up to 10,000,000 shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the Board of Directors may determine. These provisions, alone or in combination with each other and with the matters described in "--Control by Existing Stockholders," may discourage transactions involving actual or potential changes of control of the Company, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of Common Stock. The Company also is subject to provisions of the Delaware General Corporation Law that may make some business combinations more difficult. See "Description of Capital Stock--Certain Provisions of the Company's Charter and Bylaws and Delaware Law."

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Prospectus contains forward-looking statements. The words "anticipate," "believe," "expect," "estimate," "project" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and financial performance and are subject to certain risks, uncertainties and assumptions, including the risk factors set forth above. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, expected, estimated or projected.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 6,000,000 shares of Common Stock offered hereby at an assumed public offering price of $4 3/8 per share (the last sale price of the Common Stock on April 22, 1996) are estimated to be approximately $24.4 million ($28.1 million if the Underwriters' over-allotment option is exercised in full).

     The Company anticipates that the net proceeds of this offering will be used to fund the continued clinical and preclinical development of the Company's existing products, the continued research and development of medicines for the treatment of cancer and life-threatening infectious diseases, capital expenditures and other general corporate purposes. Exact allocation of the proceeds for such purposes and timing of the expenditures will vary depending on numerous factors, including the hiring of additional personnel, the progress of the Company's research and development programs, the results of clinical and preclinical trials of its products, the cost and timing of regulatory approvals, technological advances, the commercial potential of its products, the terms of any collaborative arrangements entered into by the Company and the status of competitive products. The Company's Board of Directors has significant discretion in the application of such funds.

     Pending application of the proceeds as described above, the Company intends to invest the net proceeds in cash equivalents and short-term investments, including United States government securities and high-grade corporate investments, commercial paper and bankers acceptances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company intends to invest and use the net proceeds so as not to be considered an investment company under the Investment Company Act of 1940.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on the Common Stock. The Company currently intends to retain earnings, if any, to support the development of the Company's business and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on The Nasdaq National Market under the symbol "ARNX." The following table shows the high and low sale prices per share of Common Stock, as reported on The Nasdaq National Market, during the periods presented.

                                                                               PRICE RANGE OF
                                                                                COMMON STOCK
                                                                               --------------
                                                                               HIGH       LOW
Year Ended December 31, 1994:
  First Quarter..............................................................   $6        $5
  Second Quarter.............................................................    5 3/4     3 3/4
  Third Quarter..............................................................    3 3/4     2 3/8
  Fourth Quarter.............................................................    2 7/8     2

Year Ended December 31, 1995:
  First Quarter..............................................................   $2 1/2    $1 1/2
  Second Quarter.............................................................    2 3/8     1 1/2
  Third Quarter..............................................................    4 3/8     1 3/8
  Fourth Quarter.............................................................    4 3/4     2 1/4

Year Ending December 31, 1996:
  First Quarter..............................................................   $6 3/4    $3 1/8
  Second Quarter (through April 22, 1996)....................................    5 1/2     4 3/16

     The last sale price of the Common Stock as reported on The Nasdaq National Market on April 22, 1996 was $4 3/8 per share. At April 22, 1996, there were approximately 520 holders of record of the Common Stock.

                                    DILUTION

     The net tangible book value of the Company's Common Stock as of December 31, 1995 was $11,994,000 or $0.58 per share. Net tangible book value per share represents the total tangible assets of the Company reduced by its total liabilities and divided by the number of shares of Common Stock outstanding as of December 31, 1995. After giving effect to the sale of the Common Stock offered hereby at an assumed public offering price of $4 3/8 per share and the deduction of the estimated underwriting discounts and commissions and offering expenses payable by the Company in connection therewith, the net tangible book value of the Company as of December 31, 1995, as adjusted, would have been $36,369,000 or $1.36 per share. This represents an immediate increase in the net tangible book value of $0.78 per share to existing stockholders and an immediate dilution of $3.02 per share to new investors purchasing shares of Common Stock in this offering. The following table illustrates the per share dilution to new investors purchasing Common Stock in this offering:

Assumed public offering price per share(1)...................................            $4.38
  Net tangible book value per share as of December 31, 1995 (2)..............  $0.58
  Increase per share attributable to new investors...........................   0.78
Net tangible book value as adjusted for this offering(2).....................             1.36
                                                                                          ----
Dilution per share to new investors(2).......................................            $3.02
                                                                                          ====

- ------------------------------

(1) Before deducting estimated underwriting discounts and commissions and other offering expenses payable by the Company.

(2) Assumes no exercise of any outstanding options or warrants to purchase Common Stock or issuance of Common Stock under outstanding contingent stock rights. As of December 31, 1995, there were outstanding options to purchase an aggregate of 1,782,073 shares of Common Stock at a weighted average exercise price of $2.08 per share, outstanding warrants to purchase an aggregate of 9,488,431 shares of Common Stock at a weighted average exercise price of $4.70 per share and outstanding contingent stock rights pursuant to which the Company may be required to issue shares of Common Stock with a fair market value on the date of issuance of up to approximately $10.1 million. See "Description of Capital Stock -- Warrants" and "Description of Capital Stock -- Contingent Stock Rights."

     Assuming that all options and warrants to purchase Common Stock outstanding on December 31, 1995 (excluding outstanding contingent stock rights) were exercised on that date, net tangible book value per share as of December 31, 1995 would have been $1.88, increase in net tangible book value per share attributable to new investors would have been $0.35, and the dilution per share to new investors would have been $2.15.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1995 and as adjusted to give effect to the sale by the Company of the shares of Common Stock offered hereby (at an assumed public offering price of $4 3/8 per share, the last reported sale price of the Common Stock on April 22, 1996) and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto included elsewhere in this Prospectus.

                                                                        AS OF DECEMBER 31, 1995
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                             (IN THOUSANDS)
Cash, cash equivalents and short-term and long-term investments.......  $ 12,015      $  36,390
                                                                         =======       ========
          Total long-term obligations(1)..............................  $  1,574      $   1,574
                                                                         -------       --------
Stockholders' equity:
  Preferred Stock, $0.001 par value; 10,000,000 shares authorized;
     none issued and outstanding......................................  $     --      $      --
  Common Stock, $0.001 par value; 75,000,000 shares authorized;
     20,760,112 shares issued and outstanding; 26,760,112 shares
     issued and outstanding as adjusted(2)(3).........................        21             27
  Additional paid-in capital..........................................    56,331         80,700
  Common stock warrants...............................................     1,488          1,488
  Treasury stock......................................................       (11)           (11)
  Deferred compensation...............................................    (1,536)        (1,536)
  Unrealized loss on long-term investments............................      (116)          (116)
  Deficit accumulated during development stage........................   (44,183)       (44,183)
                                                                         -------       --------
          Total stockholders' equity..................................    11,994         36,369
                                                                         -------       --------
          Total capitalization........................................  $ 13,568      $  37,943
                                                                         =======       ========

- ------------------------------
(1) See Note 4 of Notes to Financial Statements.

(2) Excludes (i) 1,782,073 shares issuable as of December 31, 1995 upon the exercise of options outstanding under the Company's 1989 Stock Option Plan and 1993 Non-Employee Director Option Plan at a weighted average exercise price of $2.08 per share, (ii) 9,488,431 shares issuable at December 31, 1995 upon the exercise of outstanding warrants at a weighted average exercise price of $4.70 per share and (iii) shares with a fair market value on the date of issuance of up to approximately $10.1 million which may be issued upon the occurrence of certain events under outstanding contingent stock rights issued pursuant to the Mergers. See "Description of Capital Stock--Warrants" and "Description of Capital Stock--Contingent Stock Rights."

(3) The Company plans to solicit stockholder approval of a one-for-two reverse split of its Common Stock at a special meeting to be held on May 24, 1996. No assurance can be given that this proposal will be approved. If the reverse split becomes effective, holders of Common Stock will receive one share of Common Stock for each two shares of Common Stock outstanding on the effective date of the reverse split. In the event that the reverse split would entitle the holder to receive a fractional share of post-split Common Stock, the Company will pay to the stockholder, in lieu of the issuance of a fractional share, a cash amount in United States dollars which will be equal to the same fraction multiplied by two times the average closing price of the Common Stock on The Nasdaq National Market for the five trading days immediately preceding the effective date of the reverse split.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below are derived from the Company's financial statements as of and for each of the years in the five year period ended December 31, 1995, which have been audited by Arthur Andersen LLP, independent public accountants. On September 11, 1995, Aronex, Triplex and Oncologix effected the Mergers, which were accounted for under the purchase method of accounting. The selected financial data prior to September 11, 1995 represent the operations and balance sheet data of Aronex, while the selected financial data from and after September 11, 1995 represent the combined operations and balance sheet data of the merged companies. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto included elsewhere in this Prospectus.

                                                                YEARS ENDED DECEMBER 31,
                                                    ------------------------------------------------
                                                     1991      1992      1993      1994       1995
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Research and development grants and contracts...  $    40   $     6   $    48   $   197   $  1,248
  Interest income.................................      104       193       217       534        452
                                                    -------   --------  --------  --------  --------
          Total revenues..........................      144       199       265       731      1,700
Expenses:
  Research and development........................    2,017     3,493     4,491     7,637      8,347(1)
  Purchase of in-process research and
     development..................................       --        --        --        --      8,383(2)
  General and administrative......................      875     1,340     1,876     1,950      2,215
  Interest expense................................      166        74       123       196        184
                                                    -------   --------  --------  --------  --------
          Total expenses..........................    3,058     4,907     6,490     9,783     19,129
                                                    -------   --------  --------  --------  --------
Net loss..........................................  $(2,914)  $(4,708)  $(6,225)  $(9,052)  $(17,429)
                                                    =======   ========  ========  ========  ========
Loss per share(3).................................  $ (0.58)  $ (0.79)  $ (0.86)  $ (0.88)  $  (1.34)
                                                    =======   ========  ========  ========  ========
Weighted average shares used in computing loss per
  share(3)........................................    5,020     5,957     7,208    10,306     12,976

                                                                    AS OF DECEMBER 31,
                                                    ---------------------------------------------------
                                                     1991       1992       1993       1994       1995
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term and
  long-term investments...........................  $ 2,959   $  9,265   $ 19,642   $ 10,019   $ 12,015
Total assets......................................    3,422     10,429     21,187     12,958     15,530
Total long-term obligations.......................      319        598        913      1,218      1,574
Deficit accumulated during development stage......   (6,769)   (11,477)   (17,702)   (26,754)   (44,183)
Total stockholders' equity........................    2,761      9,238     19,471     10,660     11,994

- ------------------------------
(1) The Company's research and development expenses for the year ended December 31, 1995 do not include the research and development expenses incurred by Triplex or Oncologix prior to September 11, 1995, the effective date of the Mergers, and accordingly are not indicative of the research and development expenses that would have been incurred by the Company for the full year had such Mergers been effective at the beginning of the year. The Company's research and development expenses for the three months ended December 31, 1995, the first full quarter following the Mergers, were $2.9 million (unaudited).

(2) The amount shown as purchase of in-process research and development reflects a non-cash charge for the excess of the purchase price over the fair value of the net assets acquired. See Note 4 of Notes to Financial Statements.

(3) See Note 2 of Notes to Financial Statements for a description of the computation of loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Since its inception in 1986, Aronex has primarily devoted its resources to fund research, drug discovery and development. The Company has been unprofitable to date and expects to incur substantial operating losses for the next several years as it expends its resources for product research and development, preclinical and clinical testing and regulatory compliance. The Company has sustained net losses of approximately $44 million from inception through December 31, 1995. The Company has primarily financed its research and development activities and operations through public and private offerings of securities. The Company's operating results have fluctuated significantly during each quarter, and the Company anticipates that such fluctuations, largely attributable to varying commitments and expenditures for clinical trials and research and development, will continue for the next several years. On September 11, 1995, Aronex, Triplex and Oncologix effected the Mergers, which were accounted for under the purchase method of accounting. The financial data prior to September 11, 1995 discussed below represent the operations and balance sheet data of Aronex, while the financial data from and after September 11, 1995 discussed below represent the combined operations and balance sheet data of the merged companies.

RESULTS OF OPERATIONS

  YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995

     Research and development grants and revenues were $1,248,000 in 1995, $197,000 in 1994, and $48,000 in 1993. Research and development grants and revenues for 1995 increased by $1,051,000 compared to 1994. This increase was primarily due to the increase in development revenues from RGene, an affiliate of the Company, to $668,000 in 1995 from $197,000 in 1994; and revenues of $350,000 from Hoechst and of $227,000 from SBIR grants recognized after the September 11, 1995 effective date of the Mergers. Research and development grants and revenues for 1994 increased by $149,000 compared to 1993 primarily due to the April 1994 commencement of development revenues from RGene.

     Interest income was $452,000 in 1995, $534,000 in 1994, and $217,000 in
1993. Interest income for 1995 decreased by $82,000 compared to 1994 primarily due to a decrease in funds available for investment. Interest income for 1994 increased by $317,000 compared to 1993, largely because of an increase in the amount of funds available for investment as a result of the November 1993 public offering of Common Stock and the September 1993 sale of Common Stock to Genzyme.

     Research and development expenses were $8.3 million in 1995, $7.6 million in 1994, and $4.5 million in 1993. Research and development expenses for 1995 increased by $710,000 compared to 1994 primarily due to the addition of Triplex's research programs following the Mergers, partially offset by a reduction in research and development fees paid to MD Anderson. Research and development expenses for 1994 increased by $3.1 million compared to 1993, primarily as a result of increased clinical and regulatory expenses associated with the inclusion of a full year of expenses of the Company's internal clinical department (established in the second quarter of 1993), expenses of the Company's regulatory department (established in the second quarter of 1994), expansion of laboratory and office space to accommodate the clinical and regulatory departments, and increased direct clinical investigation costs (including drug costs), partially offset by a reduction in research and development fees paid to MD Anderson.

     General and administrative expenses were $2.2 million in 1995, $2.0 million in 1994 and $1.9 million in 1993. General and administrative expenses for 1995 increased by $200,000 compared to 1994, primarily due to operating expenses of Oncologix that the Company agreed to pay until the Mergers were completed. General and administrative expenses for 1994 increased by $74,000 compared to 1993, primarily as a result of an increase in investor relations, public relations and the use of business consultants.

     The $17.4 million net loss for 1995 increased by $8.4 million compared to 1994. This increase was due primarily to the $8.4 million non-cash charge for the excess of the purchase price of the Mergers over the fair value of the assets acquired. The $9.1 million net loss for 1994 increased by $2.8 million compared to 1993 as a result of increased expenses associated with the Company's operations.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company's primary source of cash has been from financing activities, which have consisted primarily of sales of equity securities. The Company has raised an aggregate of approximately $39 million from the sale of equity securities from its inception through December 31, 1995. In July 1992, the Company raised net proceeds of approximately $10.7 million in the initial public offering of its Common Stock. In September 1993, the Company entered into a collaborative agreement with Genzyme relating to the development and commercialization of TretinoinLF, in connection with which the Company received net proceeds of approximately $4.5 million from the sale of Common Stock to Genzyme. In November 1993, the Company raised net proceeds of approximately $11.5 million in a public offering of Common Stock. From October 1995 through December 31, 1995, the Company received aggregate net proceeds of approximately $3.2 million from the exercise of certain warrants issued in the Mergers. From its inception until December 31, 1995, the Company also received an aggregate of $2.0 million cash from collaborative arrangements and SBIR grants. Prior to the Mergers, Triplex had raised $22.0 million from sales of equity securities and $7.5 million from collaborative arrangements and SBIR grants, of which $6.7 million remained as cash, cash-equivalents and investments at the effective time of the Mergers.

     Net cash provided by investing activities in 1995 was $10.2 million. Net cash used in investing activities in 1994 and 1993 was $3.0 million and $139,000, respectively. In 1995, the Company recorded net sales of short-term and long-term investments of $10.1 million, which represented the net conversion of short-term and long-term investments into cash and cash equivalents, of which approximately $5.7 million resulted from investments acquired from Triplex in the Mergers. Cash of $137,000, $1.2 million and $723,000 was used for capital expenditures during 1995, 1994 and 1993, respectively. Cash of $500,000 was used to purchase preferred stock of RGene in 1994.

     The Company's primary use of cash to date has been in operating activities to fund research and development, including preclinical studies and clinical trials, and general and administrative expenses. Cash of $6.8 million, $7.8 million and $5.3 million was used in operating activities during 1995, 1994 and 1993, respectively.

     The Company had cash, cash-equivalents and short-term and long-term investments of $12.0 million, $10.0 million and $19.6 million as of December 31, 1995, 1994, and 1993, consisting primarily of cash in banks and money market accounts, United States government securities and investment grade corporate bonds. Assuming completion of this offering, the Company expects to use approximately $10.1 million of cash for research and development activities in 1996.

     The Company has experienced negative cash flows from operations since its inception and has funded its activities to date primarily from equity financings. The Company has expended, and will continue to require, substantial funds to continue research and development, including preclinical studies and clinical trials of its products, and to commence sales and marketing efforts if FDA and other regulatory approvals are obtained. The Company expects that its existing capital resources, together with the proceeds of this offering, will be sufficient to fund its capital requirements through mid-1998. Thereafter, the Company will need to raise substantial additional capital to fund its operations. The Company's capital requirements will depend on many factors, including the problems, delays, expenses and complications frequently encountered by development stage companies; the progress of the Company's research, development and clinical trial programs; the Company's ability to satisfy certain milestones under its current collaborative arrangements with Genzyme and Hoechst; the extent and terms of any future collaborative research, manufacturing, marketing or other funding arrangements; the costs and timing of seeking regulatory approvals of the Company's products; the Company's ability to obtain regulatory approvals; the success of the Company's sales and marketing programs; costs of filing, prosecuting and defending and enforcing any patent claims and other intellectual property rights; and changes in economic, regulatory or competitive conditions or the Company's planned business. Estimates about the adequacy of funding for the Company's activities are based on certain assumptions, including the assumption that testing and regulatory procedures relating to the Company's products can be conducted at projected costs. There can be no assurance that changes in the Company's research and development plans, acquisitions, or other events will not result in accelerated or unexpected expenditures. To satisfy its capital requirements, the Company may seek to raise additional funds in the public or private capital markets. The Company's ability to raise additional funds in the public or private markets will be adversely affected if the results of its current or future clinical trials are not favorable. The Company may seek additional funding through corporate collaborations and other financing vehicles. There can be no assurance that any such funding will be available to the Company on favorable terms or at all. If adequate funds are not available, the Company may be required to curtail significantly one or more of its research or development programs, or it may be required to obtain funds through arrangements with future collaborative partners or others that may require the Company to relinquish rights to some or all of its technologies or products. If the Company is successful in obtaining additional financing, the terms of such financing may have the effect of diluting or adversely affecting the holdings or the rights of the holders of the Company's Common Stock.

                                    BUSINESS

GENERAL

     Aronex is a leading biopharmaceutical company engaged in the discovery and development of proprietary innovative medicines to treat cancer and life-threatening infectious diseases. The Company's strategy is to discover and develop medicines based upon either refinements of proven therapies or novel mechanisms of action against specific disease targets. The Company has a portfolio of clinical and preclinical products that it believes provides a balanced development and commercialization risk profile. The Company believes its focus on medicines for cancer and life-threatening infectious diseases, for which current therapy is inadequate, will provide synergies in research, development and product marketing, and will facilitate expedited commercialization of its products.

     Aronex currently has four products in various stages of ongoing clinical development and a number of products in preclinical development. In addition, the Company has proprietary technologies in drug discovery and drug formulation that should continue to provide a significant research and development pipeline. The Company's four products in clinical development are (i) Nyotran(TM) for the treatment of systemic fungal infections, (ii) TretinoinLF for the treatment of acute promyelocytic leukemia and Kaposi's sarcoma (a skin cancer), (iii) Annamycin for the treatment of breast cancer and (iv) Zintevir(TM) for the treatment of HIV infection.

     The Company has strategic alliances and collaboration arrangements with leading corporations and academic institutions, including an alliance with Genzyme to develop TretinoinLF and collaborations with Hoechst, MD Anderson and Baylor.

BUSINESS STRATEGY

     The Company has implemented a comprehensive strategy to become a profitable biopharmaceutical company involved in the discovery, development and commercialization of novel medicines for treating cancer and life-threatening infectious diseases. The Company's strategy encompasses four key elements.

     Therapeutic Focus. The Company has adopted a clear therapeutic focus aimed at discovering and developing novel medicines to satisfy clearly defined, unsatisfied needs in the treatment of cancer and life-threatening infectious diseases. The Company believes that this focus provides synergies in the research and clinical development of its products as a result of common patient populations, and will provide synergies in the marketing and commercialization of its products as a result of the common hospital-based sales and distribution channels and concentrated customer base associated with such products. In addition, the Company believes its focus on medicines for cancer and life-threatening infectious diseases for which current therapy is inadequate may facilitate expedited commercialization of its products.

     Balanced Product Portfolio. The Company has a portfolio of clinical and preclinical products that it believes provides a balanced development and commercialization risk profile. Several of the Company's products are refinements of proven therapies, belonging to classes of drugs that are already on the market. The Company believes that this should contribute to a reduction in the development risks associated with such products. A number of the Company's other products are new compounds with novel mechanisms of action against specific disease targets. While these products are associated with a greater degree of development risk, the Company believes that such products may have a substantial impact against the diseases they are intended to treat. The Company believes that this balanced development and commercialization risk profile limits its dependence on a single product or technology.

     Leverage of Research and Technological Resources. The Company's discovery effort in targeted therapeutics relies on internal research programs, as well as programs undertaken in collaboration with academic centers and corporate partners. Such interactions allow the Company to leverage its research resources, provide a preview of potential opportunities and permit exploration of a broader range of potential products and technologies.

     Collaborative Development and Marketing. The Company's development strategy involves entering into selected development and licensing agreements with corporate partners to provide working capital to the Company as well as assist in the efficient development and marketing of certain of its products. The Company's alliances with Genzyme and Hoechst exemplify this strategy. The Company's commercialization strategy involves the pursuit of license agreements for its products outside North America and the retention of marketing rights in North America, although the Company may also pursue co-promotion arrangements for certain of its products in North America.

CLINICAL AND SCIENTIFIC BACKGROUND

     Aronex's research and development programs are aimed at the discovery and development of innovative medicines to treat cancer and life-threatening infectious diseases for which current therapy is inadequate. The effectiveness of the current generation of anti-cancer and anti-infective drugs is limited because of two significant factors. First, cancer cells and microbes (i.e., fungi, viruses and bacteria) frequently become resistant to the killing power of these drugs. This resistance results in the ultimate progression of many cancers and some infections, such as HIV. Second, these drugs, particularly cancer drugs, are generally highly toxic because their lack of selectivity results in significant side effects on normal cells. The Company is targeting the development of anti-cancer and anti-viral drugs that are selective in their actions, with specific mechanisms of action and more favorable safety profiles.

  INFECTIOUS DISEASES

     The immune system, the major line of defense against infection, may be weakened by diseases, such as HIV and diabetes, or by drugs or agents used for the treatment of other medical conditions, such as chemotherapy in cancer patients or immunosuppressive (anti-rejection) therapy in patients receiving organ transplants. A weak immune system predisposes patients to opportunistic life-threatening infections caused by otherwise harmless microbes. These microbes may be fungi such as Aspergillus and Candida, viruses such as cytomegalovirus and the Herpes I virus, and bacteria such as Mycobacterium tuberculosis. Some of these "opportunist" microbes can be or become resistant to existing therapies. Drugs with new mechanisms of action and/or improved safety profiles are needed to treat fungal and viral diseases and to overcome the toxicity limitations associated with certain existing drugs.

  CANCER

     The American Cancer Society has estimated that approximately 1.4 million new cases of cancer were diagnosed and over 500,000 people died of cancer in 1995 in the United States. Major classes of cancer include solid tumors, the most common of which are breast cancer (approximately 208,000 new cases in the United States annually) and cancers of the lung (approximately 170,000 new cases in the United States annually), and cancers of the blood, the most common of which are lymphoma (approximately 60,000 new cases in the United States annually) and leukemia (approximately 26,000 new cases in the United States annually). Chemotherapy, surgery and radiation are the major components in the treatment of cancer. Chemotherapy is usually the primary treatment for cancers, such as hematologic malignancies, which cannot be excised by surgery. In addition, chemotherapy is increasingly being used as an adjunct to radiation and surgery to improve efficacy and address metastases (the spread of cancer), and as primary therapy for some solid tumors. The standard strategy for chemotherapy is to destroy the malignant cells by exposing them to as much drug as the patient can tolerate. Clinicians attempt to design a combination of drugs, dosing schedule and method of administration that increases the probability that malignant cells will be destroyed, while minimizing the harm to healthy cells.

     Most current anti-cancer drugs have significant limitations. Certain cancers, such as colon, lung, kidney and pancreatic cancers, are inherently unresponsive to chemotherapeutic agents. Certain other cancers may initially respond to a chemotherapeutic agent, but cease to respond as the cancer cells acquire resistance to the drug during the course of therapy. As such cancer cells develop resistance to a specific chemotherapeutic agent, they often simultaneously become resistant to a wide variety of structurally unrelated agents through a phenomenon known as "multi-drug resistance." Finally, current anti-cancer drugs are generally highly toxic, with effects including bone marrow suppression and irreversible cardiotoxicity, which can prevent their administration in therapeutic doses.

  ARONEX'S APPROACH TO THE TREATMENT OF CANCER AND INFECTIOUS DISEASES

     The Company has a focused research effort in nucleic acid chemistry and molecular biology aimed at discovering highly-specific, novel medicines for the treatment of cancer and life-threatening infectious diseases. Oligonucleotide-mediated inhibition of gene function may provide one means to specifically attack cancers and infectious diseases at their genetic root. Oligonucleotides are chains of nucleic acids, which are the building blocks of DNA. Certain sequences of nucleic acids recognize other sequences of DNA or RNA in cells and bind tightly to them. This can result in the inhibition of the production of a certain key protein involved in a disease process. The Company has research collaborations in this area with Hoechst, which has funded a substantial portion of the Company's nucleic acid research, and with Baylor. See "--Collaborative Agreements."

     The Company also employs another highly specific ligand-targeting technology utilizing antibody-toxin complexes that bind to specific proteins on the surface of tumor cells. Cancer cells often over-express certain proteins on their surface, the presence of which can be correlated with a poor prognosis. The over expressed proteins can also be used as targets because the cancer cells containing them stand out among other noncancerous cells. Aronex, in conjunction with collaborators, is investigating this approach to deliver a toxin to cancer cells. The antibody-toxin complexes are designed to bind to the target protein on the cancer cell surface, and then to be internalized where the toxin kills the cancer cell.

     Aronex also possesses lipid formulation expertise which enables it to formulate certain medicines to enhance their efficacy through more efficient distribution and/or to reduce their toxicity. The Company, in collaboration with MD Anderson, has amassed substantial expertise in this field. Aronex believes that this approach will continue to provide many opportunities to formulate medicines for the treatment of cancer and life-threatening infectious diseases.

PRODUCTS IN CLINICAL AND PRECLINICAL DEVELOPMENT

     The following table lists the Company's clinical and preclinical products, along with their initial indications and clinical status:

                 PRODUCT                      INDICATIONS                  CLINICAL STATUS(1)
        INFECTIOUS DISEASES
        Nyotran(TM)...............  Candidemia                             Phase II/III
                                    Presumed Fungal Infections             Phase III
        Zintevir(TM)..............  HIV Infection                          Phase I
        CANCER
        TretinoinLF...............  Acute Promyelocytic Leukemia           Phase II
                                    Kaposi's Sarcoma (a skin cancer)       Phase II/III
        Annamycin.................  Breast Cancer                          Phase I/II
        AR102.....................  Lung Cancer                            Phase II(2)
        AR209.....................  Breast Cancer                          Preclinical
        AR726.....................  Lung Cancer                            Preclinical

- ------------------------------
(1) "Phase I" indicates that the first phase of human clinical studies is being conducted with a small number of subjects in order to gain evidence of safety, establish the maximum dose of the drug which may be safely administered to patients and to characterize the pharmacokinetic profile of a drug. "Phase I/II" indicates that a product is being tested in humans primarily for safety and drug distribution, while preliminary measures of efficacy are also observed. "Phase II" indicates that a product is being tested in humans for safety and preliminary evidence of efficacy. "Phase II/III" indicates that a product is being tested in humans for evidence of efficacy. "Phase III" indicates that a product is being tested in multi-center studies generally designed to provide evidence of efficacy and further safety of the product in a large number of patients.

    "Preclinical" indicates that Aronex has designed a compound that exhibits in vitro activity and is conducting efficacy, toxicology and drug distribution testing of the compound in vitro and in animal models.

(2) Phase II clinical trials have been completed by Boehringer Ingelheim International GmbH ("Boehringer Ingelheim") and the Veterans'
    Administration. Aronex believes that the results of such studies indicate that Phase III clinical trials could be instituted for AR102. See "--Cancer--AR102 for Non-Small Cell Lung Cancer (Phase II Completed)."

     There can be no assurance that the results of any of the Company's clinical trials will be favorable or that its products will obtain regulatory approval for commercialization. See "Risk Factors--Uncertainties Related to Clinical Trial Results."

INFECTIOUS DISEASES

     Aronex's infectious disease program centers on the development of new agents for the treatment of life-threatening infections, including those that occur in patients with weakened immune systems. The clinical program presently focuses on the development of Nyotran(TM) for life-threatening systemic fungal infections and Zintevir(TM) for the treatment of HIV infection.

  NYOTRAN(TM) FOR CANDIDEMIA (PHASE II/III) AND PRESUMED FUNGAL INFECTIONS (PHASE III)

     Systemic fungal infections are generally serious and may result in death. Most systemic fungal infections are caused by Candida (yeasts) and Aspergillus (molds) species. These infections occur most often in, and are a major threat to, patients with impaired immune defense mechanisms as a result of an underlying disease, such as HIV or diabetes, or the effects of treatments for other medical conditions, such as chemotherapy in cancer patients or immunosuppressive (anti-rejection) therapy in patients receiving organ transplants. The population of patients who become candidates for anti-fungal treatment is increasing because of a number of factors, including the spread of HIV, more aggressive use of chemotherapy in cancer patients, increases in organ and bone marrow transplants and increased use of in-dwelling catheters for prolonged periods.

     Available agents for the treatment of systemic fungal infections include fluconazole, amphotericin B and liposomal formulations of amphotericin B; however, the Company believes that these drugs have some limitations. Fluconazole is relatively safe and is effective in inhibiting fungal growth, but is generally not effective in treating fungal infections in patients who are seriously ill and immunocompromised. In addition, resistance to fluconazole can develop. Amphotericin B is very active against both Candida and Aspergillus but is highly toxic. Several companies have developed liposomal versions of amphotericin B that are designed to reduce the potential toxicity of amphotericin B.

     Nyotran(TM) is a lipid-based, intravenous formulation of nystatin, an established, widely-used topical anti-fungal agent. Although nystatin has proven to be a potent anti-fungal against a broad spectrum of fungi including Candida, Cryptococcus, Histoplasma, Blastomyces and Aspergillus, its toxicity has previously precluded its systemic administration as a therapy for such fungal infections. Aronex has formulated Nyotran(TM) to reduce the toxicity of "free" nystatin and increase the amount of nystatin that reaches the site of infection. The Company believes Nyotran(TM) offers potential advantages over current systemic antifungal therapies. The Company's in vitro studies indicate that it is more active against a range of Aspergillus species than amphotericin B. While final clinical efficacy trials have not been completed, the Company believes that its Phase I and Phase II/III clinical trials suggest that Nyotran(TM) can be administered at doses that are believed to be effective in treating Aspergillus and Candida infections. Further, the administration of Nyotran(TM) has been generally well tolerated in over 100 patients to date.

     The strategy for the development of Nyotran(TM) has involved a streamlined approach. The Company has conducted three Phase I clinical studies which demonstrated a favorable safety profile. The Company is conducting a Phase II/III open label study in patients with candidemia evaluating Nyotran(TM) at multiple doses. Initial results from this study indicate that a dose of one-third the tolerated dose established in Phase I may be efficacious. Based upon data from this study, the Company initiated a Phase III comparative multicenter trial of Nyotran(TM) against amphotericin B in patients with presumed fungal infections. The Company expects to complete these clinical trials in late 1997. If such trials are successful, the Company expects soon thereafter to file an NDA for the use of Nyotran(TM) in treating presumed fungal infections and identified systemic fungal infections caused by Candida and Aspergillus. See "Risk Factors--Uncertainties Related to Clinical Trial Results" and "Risk Factors--Government Regulation; No Assurances of Regulatory Approval."

     The active ingredient of Nyotran(TM), nystatin, is available from several large chemical companies. The Company has contracted for the manufacture of its clinical requirements of Nyotran(TM) by Ben Venue Laboratories, which provides Good Manufacturing Practices ("GMP") facilities capable of satisfying the quantities required for clinical trials and anticipated quantities for initial commercial sales.

     The Company believes that, if approved by the FDA, Nyotran(TM) will be prescribed primarily in large community hospitals and regional medical centers. As a result, the Company believes that Nyotran(TM) could be marketed successfully with a small, focused sales force, although the Company may choose to establish marketing arrangements with corporate partners with broad marketing capabilities.

     The Company estimates that over 100,000 patients in the United States develop systemic fungal infections annually. The current wholesale drug cost for an average ten-day course of treatment for systemic fungal infection with a recently-introduced drug is estimated to be approximately $3,600. Further, the incidence of systemic fungal infections continues to increase because of the aging population, the spread of HIV, the more aggressive use of chemotherapy, advances in medical therapies and the development of resistant fungal strains.

     Current treatment for systemic fungal infection is largely limited to amphotericin B, several liposomal formulations of amphotericin B and fluconazole. Amphotericin B has been a common choice for the treatment of systemic fungal infections. The clinical usefulness of amphotericin B is limited, however, because serious toxicity can occur at doses that are only marginally effective. Liposomal formulations of amphotericin B have been developed by several companies, including The Liposome Company, Inc., NeXstar Pharmaceuticals, Inc. and Sequus Pharmaceuticals, Inc. Some of these companies' products have regulatory approval in the United States and other countries. Each of these liposomal formulations shows a reduction in toxicity as compared to amphotericin B. Pfizer Inc.'s fluconazole, the world's largest selling anti-fungal product, is an oral formulation used for a wide range of less serious anti-fungal indications. The Company is aware of another anti-fungal agent currently in Phase II clinical trials.

     MD Anderson has granted Aronex the worldwide exclusive license to an issued patent directed to the use of nystatin in the treatment of systemic fungal infections. The Company believes this patent covers the field of delivery of nystatin in a liposomal product for the treatment of fungal infections. A process which is of primary pharmaceutical utility for making Nyotran(TM) is protected by another issued patent. Continuation of the parent application of this process patent is currently being prosecuted with the anticipation of extending coverage in this area. See "Risk Factors--Uncertainty of Protection for Patents and Proprietary Technology."

  ZINTEVIR(TM) FOR HIV INFECTION (PHASE I)

     Zintevir(TM) is a product under development by Aronex for the treatment of HIV infection. The drugs currently approved in the United States for treatment of HIV infection consist of reverse transcriptase inhibitors (AZT, ddI, ddC, d4T and 3TC) and protease inhibitors (saquinavir, ritinovir and indinavir). By contrast, the primary mechanism of action of Zintevir(TM) is inhibition of HIV-1 integrase, a key enzyme in catalyzing the integration of HIV within human cells, promoting virus replication. The Company believes that Zintevir(TM) is the most potent integrase inhibitor that has been described to date and is the first HIV integrase inhibitor that has entered a human clinical trial.

     The following diagram illustrates the stage in the cycle of HIV replication where Zintevir(TM) acts, as compared to reverse transcriptase inhibitors (at the beginning stages of virus replication) and protease inhibitors (at the later stages of virus replication).

                                     CHART

     A Phase I single dose study of Zintevir(TM) was initiated at the San Francisco General Hospital in October 1995. The primary objectives of this ongoing Phase I study are to determine the safety and pharmacokinetic profile of escalating single doses of Zintevir(TM) in patients with HIV infection. A Phase I multiple dose study of Zintevir(TM) in humans is expected to begin in May 1996. The primary objectives of the multiple dose study are to determine the safety and pharmacokinetic profile of multiple intravenous doses of Zintevir(TM) and to evaluate the anti-HIV activity in HIV infected patients. The Company expects to complete these Phase I clinical trials of Zintevir(TM) by the end of 1996. See "Risk Factors--Uncertainties Related to Clinical Trial Results."

     Despite the effectiveness of currently available HIV drugs in reducing the levels of HIV, progression of the disease continues to occur in treated patients, with decreases in CD4+T lymphocytes levels, the onset of opportunistic infections, and ultimate progression to death. Hypotheses for the ultimate failure of these drugs include: (i) the drugs become overwhelmed by the amount of HIV present; (ii) the virus develops resistance to the drugs; and (iii) the inhibition of one or two molecular targets (e.g., reverse transcriptase and/or protease) is insufficient to control the virus. In addition to their ultimate failure in therapy, certain of these drugs cause severe toxicity in some patients. AZT may cause anemia as a result of bone marrow toxicity, and ddI, ddC, and d4T may cause painful neuropathy. Although these toxicities are sometimes reversible, they are considered serious and dose-limiting, and may prevent prolonged use. 3TC and saquinavir have been reported to have few serious side effects. Long-term human toxicity information has not been established for ritinovir or indinavir. There is a continuing need for improved drugs for the treatment of HIV infection, particularly for drugs that have novel mechanisms of action and activity against AZT-resistant HIV strains.

     The Company believes that approximately one million people in the United States and over 15 million people worldwide are infected with HIV. Over 500,000 AIDS cases had been reported in the United States by December 1995. The Company believes that substantial market potential exists for HIV agents with novel mechanisms of action, for use in combination with existing therapies.

     The use and composition of a group of compounds including Zintevir(TM) are the subject of seven patent applications. These applications are either assigned wholly to Aronex, or jointly to Aronex and Baylor, in which latter case Aronex may have an option to exclusively license Baylor's rights. The Company has received a notice of allowance on one of its wholly-owned patent applications, which covers the inhibition of HIV production in cultured cells by a group of compounds including Zintevir(TM). See "Risk Factors--Uncertainty of Protection for Patents and Proprietary Technology."

CANCER

     Aronex's programs in cancer focus on developing medicines based upon either refinements of proven therapies or novel mechanisms of action against specific disease targets. The clinical program currently focuses on development of TretinoinLF for acute promyelocytic leukemia and Kaposi's sarcoma and Annamycin for breast cancer.

  TRETINOINLF FOR ACUTE PROMYELOCYTIC LEUKEMIA (PHASE II) AND KAPOSI'S SARCOMA (PHASE II/III)

     TretinoinLF, the Company's most advanced anti-cancer agent, is presently in clinical trials for the treatment of acute promyelocytic leukemia ("APL") and Kaposi's sarcoma. These indications represent a therapeutic area where new therapies are needed. Established chemotherapeutic agents have been effective in treating some cases of APL, but have been associated with serious side effects and frequent relapse. The oral retinoid formulation all-trans retinoic acid ("ATRA") has been recently approved by the FDA as a treatment for APL. ATRA and other retinoids (a family of molecules comprising both natural and synthetic derivatives of retinol, otherwise known as vitamin A) inhibit the growth of cancer cells rather than kill them, in contrast to most conventional chemotherapeutic agents. However, the Company believes the effectiveness of the oral formulation of ATRA may be reduced by the rate at which it is metabolized, which lowers the amount of drug that reaches the cancer target. In addition, the oral formulation of ATRA can cause an adverse effect called ATRA syndrome (fever and pulmonary distress), as well as other effects such as hypertriglyceridemia (elevated levels of triglycerides in the blood).

     Kaposi's sarcoma is a skin cancer that has been estimated to occur in approximately 15% of AIDS cases. Several products are available to treat late-stage Kaposi's sarcoma; however, the Company believes that there is no approved drug therapy for early-stage Kaposi's sarcoma. Aronex believes that TretinoinLF may be effective against Kaposi's sarcoma.

     TretinoinLF is a lipid-based, intravenous formulation of all-trans retinoic acid which is being studied in patients with APL and Kaposi's sarcoma. The Company's lipid formulation has been developed to change certain aspects of the drug's behavior in the body to overcome the known deficiencies of oral retinoids, such as the oral formulation of ATRA. TretinoinLF has a different pharmacokinetic and distribution profile, so that there may be a decrease in the proportion of the drug metabolized and an increase in the proportion that reaches the cancer target. This may provide more effective delivery of the drug to the bone marrow, liver and spleen, where most leukemic cells are found, and a better safety profile.

     Aronex completed a Phase I clinical trial of TretinoinLF in 1995 in patients with cancers of the blood. Phase I data presented at the 1994 American Society for Hematology indicated that TretinoinLF may sustain levels in the blood after prolonged dosing, is well tolerated, and shows evidence of activity against certain leukemias and lymphomas. TretinoinLF is currently in a Phase II clinical evaluation for its potential to induce remission and prevent relapse of APL in patients that have experienced a recurrence of the cancer. This trial is expected to be completed by the end of 1997. The Company believes that approximately 2,000 new cases worldwide of APL are diagnosed annually. TretinoinLF is also being assessed in Phase II/III clinical trials in collaboration with Genzyme for the treatment of Kaposi's sarcoma. These trials are expected to be completed in late 1996 or early 1997. If the results of its current clinical trials are successful, the Company's strategy is to proceed with an initial NDA for APL, and subsequently to seek approval for the Kaposi's sarcoma indication. TretinoinLF has been designated an orphan drug for APL by the FDA. The Company has selected APL and Kaposi's sarcoma as initial indications for TretinoinLF; however, as with many cancer treatments, a wider range of potential indications may be possible if efficacy is demonstrated in the initial indications. See "Risk Factors--Uncertainties Related to Clinical Trial Results" and "Risk Factors--Government Regulation; No Assurances of Regulatory Approval."

     In 1993, Aronex entered into a collaborative agreement with Genzyme to develop and commercialize TretinoinLF for the treatment of cancer. See "--Collaborative Agreements--Collaborative Agreement with Genzyme."

     The composition and method of use of TretinoinLF is the subject of a patent application, jointly assigned to Aronex and MD Anderson, as to which the rights of MD Anderson are exclusively licensed to the Company. See "Risk
Factors--Uncertainty of Protection for Patents and Proprietary Technology."

  ANNAMYCIN FOR BREAST CANCER (PHASE I/II)

     Annamycin is a new chemical entity belonging to the class of widely prescribed anti-cancer agents known as anthracyclines. This class of drug, which includes doxorubicin, daunorubicin and idarubicin, has been shown to be effective, either alone or in combination, against proliferating cancer cells. Anthracyclines currently on the market, however, suffer from two primary limitations. Cancer cells often develop a resistance to doxorubicin and other anthracyclines, rendering the treatment ineffective. This resistance, once developed by cancer cells, generally extends to a variety of other chemotherapeutic agents, a phenomenon commonly referred to as multi-drug resistance. The best understood mechanism behind multi-drug resistance involves an increase in the production of P-glycoprotein, a trans-cell membrane pump. This pump transports drugs, including most types of anti-cancer drugs, out of tumor cells. Currently available anthracyclines also frequently result in severe toxic effects, including irreversible cardiotoxicity.

     Annamycin was designed to overcome these two major limitations. In contrast to conventional chemotherapeutic agents, Annamycin is structured so that it avoids the mechanism of operation of the trans-cell membrane pump believed to be responsible for multi-drug resistance. The Company's preclinical studies have shown that Annamycin may be active against multi-drug resistant tumor cells. The Company's preclinical studies of Annamycin in animals with human tumors also indicate that Annamycin, which is a liposomal formulation of a novel doxorubicin analogue, may be less cardiotoxic than doxorubicin.

     A Phase I/II dose-escalating clinical trial is currently in progress in breast cancer patients who have failed prior doxorubicin therapy. This trial is being conducted in collaboration with MD Anderson. The objectives of the trial are to determine the maximum tolerated dose, to assess the quantitative and qualitative toxicity of Annamycin and to study its pharmacokinetics. The Company expects to complete this Phase I/II clinical trial in 1996. When the maximum tolerated dose has been established, the Company intends to conduct a Phase II study in patients with metastatic breast cancer resistant to doxorubicin. See "Risk Factors--Uncertainties Related to Clinical Trial Results."

     The Company believes that there would be a substantial market for an agent which is active against multi-drug resistance and exhibits an improved safety profile over doxorubicin. In the United States, there are approximately 208,000 new cases of breast cancer annually. In addition, Annamycin has the potential to be used in treating other solid tumors as well as leukemias and lymphomas.

     While there are a range of chemotherapeutic agents used alone and in combination to treat breast cancer and other solid tumors, including doxorubicin, daunorubicin, liposomal formulations of doxorubicin and daunorubicin, taxol, platinum and cyclophosphamide, the Company does not believe that there are any medicines available that are active against multi-drug resistant tumors. Aronex is aware of two agents currently in Phase II clinical trials, a cyclosporin analogue and a castor oil derivative, that are designed to modulate multi-drug resistance. These agents would potentially be used in combination with chemotherapeutic agents.

     Annamycin is covered by an issued patent, licensed exclusively to the Company by MD Anderson, that claims the composition of Annamycin and the method used in treating cancer. In addition, a patent application has been filed with respect to an improved process for preparing Annamycin. Annamycin itself and certain related compounds are covered by six patents that have been non-exclusively sublicensed to Aronex by MD Anderson, which licensed them from Ohio State University. See "Risk Factors--Uncertainty of Protection for Patents and Proprietary Technology."

  AR102 FOR NON-SMALL CELL LUNG CANCER (PHASE II COMPLETED)

     Lung cancer is a leading cause of cancer deaths in the United States. Approximately 170,000 new cases of lung cancer are diagnosed every year, of which 75 percent are non-small cell lung cancer. There is no effective, long-term therapy for non-small cell lung cancer, and only approximately 13 percent of patients survive more than five years after the initial diagnosis of the disease.

     AR102 is an orally-active novel methylxanthine analogue for use in connection with surgery and/or chemotherapy to increase survival in patients with non-small cell lung cancer. The Company believes that AR102 acts as a cytostatic agent, slowing tumor cell growth rather than killing such cells. Two Phase II clinical trials conducted by Boehringer Ingelheim and the Veterans' Administration have been completed. The Company believes that the results suggest that AR102 will enhance survival. The Company plans to progress AR102 into Phase III clinical trials in collaboration with a corporate partner; however, no such collaboration has been entered into.

     Radiation and chemotherapy can have some effect in patients with non-disseminated, non-small cell lung cancer. Chemotherapeutic agents that are active against non-small cell lung cancer include cisplatin, ifosfamide, mitomycin C and possibly vindesine and vinblastine. While chemotherapy programs produce modest but real improvements in survival, no regimen is completely effective and none has led conclusively to a cure.

     Aronex obtained a worldwide exclusive license for AR102 from Boehringer Ingelheim, subject to an option retained by Boehringer Ingelheim for Central Europe. Patent protection for AR102 has expired. See "Risk Factors--Uncertainty of Protection for Patents and Proprietary Technology." The Company currently intends to apply for "orphan drug" status for the product which, if granted, would provide four to seven years of exclusivity. No assurance can be given that orphan drug status could be obtained for AR102. Although the Company believes that its unpatented proprietary technology provides it with an advantage in the development of AR102, orphan drug status could be obtained by any other party if such party were to obtain approval for AR102 prior to the Company, which would prevent the Company from commercializing AR102 during the period for which exclusivity was granted to such party. See "--Government Regulation."

  AR209: ERBB-2 TARGETED THERAPY FOR BREAST CANCER (PRECLINICAL)

     AR209 is an innovative cancer therapy that is being developed initially for breast cancer, but which Aronex believes has potential for additional solid tumor indications including lung, ovarian and stomach cancers. The Company believes the design of this product improves upon conventional cancer therapy by targeting specific cancer cells that contain the oncoprotein erbB-2. The erbB-2 protein occurs at high levels only in tumors and not in normal tissues. AR209 is an antibody-toxin complex composed of a targeting ligand and a fragment of the Pseudomonas exotoxin. This novel product is designed to bind to cancer cells that contain the erbB-2 oncoprotein and to be transported inside (internalized) where it kills the cancer cell.

Preclinical studies indicate that AR209 causes regression of solid human tumors and is well tolerated. The product is currently in preclinical development.

     Aronex intends to seek a corporate partner to develop and commercialize AR209. Aronex has a worldwide license from the National Institutes of Health ("NIH") to the Pseudomonas exotoxin used in the design of AR209. Aronex also has an exclusive license to a United States government patent application covering antibodies targeting the erbB-2 oncoprotein. Patent applications covering the sequences of the e23 antibody used in the formulation of AR209 have also been filed. See "Risk Factors--Uncertainty of Protection for Patents and Proprietary Rights."

  AR726 FOR LUNG CANCER (PRECLINICAL)

     The Company, in conjunction with MD Anderson, is developing a novel platinum analogue, AR726, which has been designed to overcome the toxicity and resistance that currently limits the usefulness of platinum, a chemotherapeutic agent widely used in the treatment of solid tumors. AR726 was selected as the Company's lead candidate from a series of platinum anti-cancer compounds.

     AR726 has been evaluated in a Phase I clinical trial under an investigator's IND at MD Anderson. Currently, AR726 is being reformulated and evaluated in preclinical studies. The Company believes that AR726 has potential as a treatment of a lung cancer known as mesothelioma.

     AR726 is covered by a series of patents, licensed exclusively to the Company by MD Anderson, relating to hydrophobic cis-platinum complexes and to stable liposomal formulations of the lipophilic platinum compounds. The claims of these patents are drawn to novel cis-platinum complexes having hydrophobic properties and possessing branched or unbranched-chain hydrocarbon substituents. Formulations containing the novel platinum complexes entrapped in liposomes and exhibiting improved drug stability are included. Anti-tumor compositions containing these stable cis-platinum containing liposomes and methods of using them to treat tumors are also covered. A patent application filed in the United States that may overlap claims included in the United States patents licensed to the Company are the subject of an ongoing interference proceeding in the United States Patent and Trademark Office. The Company cannot currently predict the outcome of this matter. See "Risk Factors--Uncertainty of Protection for Patents and Proprietary Technology."

RESEARCH PIPELINE

     Aronex's research programs have been established to provide new preclinical candidates to follow the Company's current products into clinical development for the treatment of cancer and life-threatening infectious diseases. The common element of Aronex's research programs is the rational design of new drugs that are target-specific. This approach to drug discovery uses several complementary technologies to identify compounds that can act selectively on a specific target within or on the surface of cancer cells, or to attack a specific viral target within an infected cell. Another important expertise is the Company's ability to deliver active drugs to specific sites of disease. Aronex leverages its in-house research expertise with close collaborations with scientists in academic and government laboratories and in other pharmaceutical companies. This strategy of integrating multiple expertises allows Aronex to enhance its potential to identify new entities to proceed into preclinical development.

     Aronex's research programs have identified a number of active compounds that are being evaluated for serious infections and cancer and hyper-proliferative disorders. Several such compounds are discussed below.

  AR132 FOR CYTOMEGALOVIRUS (CMV) INFECTIONS

     Cytomegalovirus ("CMV") is the cause of a variety of serious disorders in individuals with underdeveloped or compromised immune systems and infects both infants and adults. CMV, which may cause fever, hepatitis, pneumonitis, colitis and retinitis, is believed to be the most important viral pathogen that complicates organ transplants. In AIDS patients, CMV is a common opportunistic infection in the later stages of AIDS and causes retinitis, colitis and encephalitis. Some approved drugs are effective in reducing levels of CMV, but often only delay the progression of CMV infection and suffer from toxicity disadvantages.

     Aronex has discovered a series of small molecules that have activity against CMV in vitro. Of these, AR132 has been shown to have potent activity and low cytotoxicity in in vitro studies. In addition, the Company believes that AR132 is likely to have a different mechanism of action than current therapies. AR132 is currently undergoing in vivo animal efficacy evaluation for CMV infection.

     AR132 is covered by one patent and a pending patent application relating to anti-viral guanine analogues to which all rights are assigned to Aronex. The patent claims are drawn to a unique anti-viral guanosine analogue and therapeutic compositions containing the analogue with and without a second therapeutic compound. The pending application discloses and claims additional analogues and methods of preparation and therapeutic use. See "Risk Factors--Uncertainty of Protection for Patents and Proprietary Rights."

  AR639 FOR RENAL CELL CARCINOMA

     When tumors are growing, they need an increasing supply of oxygen. To satisfy this need, tumor cells produce vascular endothelial growth factor ("VEGF"), a potent protein that causes the increased development of blood vessels to supply the tumor with blood and therefore oxygen and nutrients for growth. Renal cell carcinoma is a highly vascularized cancer in which VEGF is over-expressed. Few treatment options are available for renal cell carcinoma, which has a very poor prognosis. The Company believes that compounds that inhibit the production of VEGF may have a role in the therapy of cancers such as renal cell carcinoma.

     Aronex scientists have discovered oligonucleotides that selectively inhibit the production of VEGF in cells at very low doses in vitro. Of these, AR639 has been shown to have the most activity and to produce very little cell toxicity. In addition to renal cell carcinoma, the Company intends to explore the potential of AR639 as a treatment for hepatoma, another highly vascularized cancer.

  AR797 FOR HYPERPROLIFERATIVE DISORDERS

     Tumor necrosis factor ("TNF") is a protein produced by the body that has a role in several physiological processes. Apart from its potential use as an anti-tumor factor, TNF is known to be involved as a key factor in inflammation. Rheumatoid arthritis is among the inflammatory diseases thought to be associated with an overproduction of TNF. The Company believes that selective inhibitors of the production of TNF may have a role in the therapy of inflammatory diseases such as rheumatoid arthritis.

     AR797 is an oligonucleotide that selectively inhibits the production of TNF in cells in vitro. Such in vitro studies have shown activity at low concentrations and a relatively long duration of activity. This compound has also produced beneficial effects in a preliminary study of one form of inflammation in an animal model.

     AR797 is being developed under the Company's collaborative agreement with Hoechst. Hoechst has the right, at its option, to pursue the preclinical development of AR797 for rheumatoid arthritis under that agreement. In the event such right is exercised, the Company would be entitled to a milestone payment from Hoechst, and could receive further milestone payments depending upon the continued development of AR797. See "--Collaborative Agreements--Relationship with Hoechst."

  SBIR GRANTS

     Aronex was awarded four Phase I Small Business Innovation Research ("SBIR") grants in 1995 of approximately $100,000 each. These grants were awarded competitively by the NIH in support of research leading to the development of technology with potential for ultimate commercialization. Aronex intends to complete the research funded by the Phase I SBIR grants and apply for Phase II SBIR grants. Phase II SBIR grants are generally awarded in the amount of $750,000 for a term of 12 to 24 months. Aronex has applied for three additional Phase I and Phase II SBIR grants and it intends to continue to apply for additional grants.

COLLABORATIVE AGREEMENTS

     The Company's development strategy involves entering into selected development and licensing agreements with corporate partners to provide working capital to the Company as well as assist in the efficient development and marketing of certain of its products. See "Risk Factors--Risks Associated with Collaborative Arrangements."

  COLLABORATIVE AGREEMENT WITH GENZYME

     In 1993, Aronex entered into a license and development agreement with Genzyme to develop and commercialize TretinoinLF. The initial focus of the collaboration is the development of TretinoinLF for the treatment of myelogenous leukemias and certain non-hematologic cancers. Aronex and Genzyme share clinical development responsibilities and research program funding. Under the agreement Aronex is responsible for funding leukemia research within the United States, Genzyme is responsible for funding leukemia research outside of the United States, and Aronex and Genzyme share the responsibility for funding most solid tumor research worldwide. The agreement grants Genzyme worldwide marketing rights to TretinoinLF, although Aronex retains certain co-promotion rights in the United States. Under the agreement, Genzyme is required to make up to $1.5 million in milestone payments to Aronex upon the occurrence of certain events, and will pay Aronex royalties on sales of the product. Genzyme has the right to terminate the agreement in the event of a third-party claim of infringement by products subject to the agreement. The Company has the right to terminate the agreement if Genzyme fails to satisfy certain milestones. In connection with the collaborative agreement, Genzyme made a net $4.5 million equity investment in Aronex and agreed to make an additional $5.0 million equity investment in Aronex if certain developmental goals are achieved.

  RELATIONSHIP WITH MD ANDERSON

     Aronex has two license agreements with MD Anderson which grant Aronex exclusive rights to manufacture, use, market and sell products based upon certain technology developed at MD Anderson relating to the development of human monocyte or murine macrophage-derived cytotoxins which inhibit or destroy the proliferation of tumor cells, liposomal-encapsulated polyene antibiotics (except amphotericin B), liposomal-encapsulated anthracyclines, liposomal-encapsulated platinum derivatives and liposomal-encapsulated retinoids. Nyotran(TM), TretinoinLF , Annamycin and AR726 are products derived from Aronex's relationship with MD Anderson.

     The license agreements with MD Anderson require Aronex to pay royalties to The University of Texas Board of Regents (the "Board of Regents") for licensed technology based on specified percentages of cumulative net sales and royalties from sublicensees. Because it has not sold any products or processes to date, Aronex has not paid any royalties under the license agreements. MD Anderson is responsible for the preparation, filing and prosecution of all patent applications, foreign and domestic, relating to technology developed at MD Anderson, and Aronex reimburses MD Anderson for expenses incurred in connection with such activities.

     The license agreements generally remain in force until the expiration of the last patent subject to such agreements. Either party may terminate the license agreements after 60 days' notice to the other party in the event of a material breach of the terms of such agreement. The Board of Regents has the right to terminate either license agreement with 90 days' notice for failure to convert the licensed subject matter to a commercial form; however, Aronex believes its ongoing and active research and development efforts directed at commercial marketing of the licensed products currently satisfies this obligation.

     Aronex and MD Anderson have entered into research and development contracts in conjunction with the license agreements which obligate Aronex to fund research and development expenses incurred by the MD Anderson scientists that relate to the technology licensed by Aronex. Such contracts grant Aronex an exclusive worldwide license to technology related to the technology licensed under the license agreements and developed as a result of research funded by Aronex. Such contracts also grant Aronex a right of first refusal to acquire an exclusive worldwide license to certain technology developed at MD Anderson which is not the result of projects funded by Aronex. Aronex and MD Anderson have agreed to the funding commitments for all research projects under such contracts through December 31, 1996. Aronex intends to continue funding various projects after December 31, 1996; however, the continuation of such projects is dependent on mutually agreed-to funding levels. If Aronex defaults in the payment of research and development funding commitments due MD Anderson under such contracts, MD Anderson may suspend the related research and development projects or, if Aronex's default continues for a period of 60 days, MD Anderson may terminate the related contract upon 60 days' notice to Aronex.

  RELATIONSHIP WITH HOECHST

     Aronex has a collaborative arrangement with Hoechst under a 1992 agreement between Triplex and Hoechst with respect to collaborative research and development of oligonucleotide products. Under the agreement, Aronex and Hoechst collaborate in the design, synthesis and initial evaluation of certain oligonucleotides, and Hoechst is responsible for the development of such compounds through in vivo evaluation for safety and efficacy, pharmacokinetics and toxicology and clinical development. In addition, Hoechst is responsible for obtaining all regulatory and other approvals to market products licensed to Hoechst under the agreement. The Hoechst collaboration enables Aronex to combine its expertise in the design, synthesis and in vitro evaluation of oligonucleotides with Hoechst's experience in the areas of preclinical and clinical development. Under this agreement, Hoechst is obligated to pay Aronex quarterly research fees, milestone payments upon the achievement of certain goals and royalties on the sales of any products ultimately licensed to Hoechst. The agreement terminates at the end of 1996 unless the parties agree to renew it. No assurance can be given that the agreement will be renewed. Hoechst recently completed a merger with Marion Merrell Dow Pharmaceuticals, Inc., and has indicated that it is re-evaluating its collaborative arrangements. At December 31, 1995, Hoechst had paid a total of $7.7 million (including $7.0 million paid to Triplex) of research and development payments under the agreement.

     The agreement provides Hoechst an exclusive right to the application of certain oligonucleotide technology to defined viral targets. In addition, Hoechst has the option to obtain rights to additional targets such as AR797 by paying an annual expansion fee, as well as related milestone payments, to Aronex. Certain targets have been reserved by Aronex and may not be selected by Hoechst. In exchange for the funding and royalties, Aronex has granted Hoechst an option to a worldwide license for the manufacture and marketing of Aronex compounds related to the targets selected by Hoechst. Aronex has retained co-marketing and certain manufacturing rights for the United States market.

  RELATIONSHIP WITH BAYLOR

     Aronex has collaborative arrangements with Baylor and Michael E. Hogan, Ph.D., a professor at Baylor, under licensing, consulting and research and development arrangements entered into by Triplex beginning in 1989. Aronex has an exclusive, worldwide, royalty-free license from Baylor to certain technology developed by Baylor and Dr. Hogan. The license also provides Aronex with rights to certain improvements to the technology which are developed at Dr. Hogan's laboratory prior to the seventh anniversary of the agreement. The license agreement terminates on the expiration of the last patent to expire that is licensed thereunder.

     Aronex has a consulting agreement with Dr. Hogan to further the development and commercial exploitation of triple helix technology licensed from Baylor. The consulting agreement, as amended, expires in June 1996 and may be renewed for one-year terms at the election of both parties. Dr. Hogan has agreed not to compete with Aronex during the term of the agreement and for nine months thereafter.

  RELATIONSHIP WITH RGENE

     In 1994, Aronex invested in, and participated in the founding of, RGene. Aronex currently is the beneficial owner of approximately 12.4 percent of the capital stock of RGene on a fully-diluted basis. Aronex has entered into assignment, sublicense and development agreements with RGene. Through RGene, Aronex is participating in the development of novel gene therapy and other nucleic acid-based drugs using proprietary non-viral vectors as delivery systems. RGene's two lead products are: RGG-0853, a repression gene complexed with a lipid vector for the treatment of ovarian cancer and RGA-1512, a nucleic acid treatment complexed with a liposomal vector for chronic myelogenous leukemia. An institutional IND was obtained for RGG-0853 in 1995, and a Phase I study is planned for 1996 at MD Anderson. Under the terms of the assignment and sublicense agreements, Aronex assigned and sublicensed to RGene Aronex's rights to certain technology licensed from The University of Tennessee Research Center. Aronex also guaranteed RGene's performance under the sublicense agreement. In this transaction, Aronex received shares of RGene common stock and also purchased $500,000 of RGene preferred stock. Aronex is applying its own technology and expertise in liposomal delivery to RGene's products through a collaborative development agreement. Under the terms of this agreement, RGene reimburses Aronex for its costs and overhead (as defined in the agreement). The collaborative development agreement has an initial term of three years and is subject to certain termination provisions.

     RGene has entered into a merger agreement with Targeted Genetics Corporation, a publicly traded company ("Targeted Genetics"), providing for the acquisition of RGene by Targeted Genetics for approximately 3.64 million shares of Targeted Genetics common stock and contingent rights to receive up to $5 million of Targeted Genetics common stock upon the achievement of certain clinical and business-related milestones prior to December 31, 1998. The shares issuable in the merger would be subject to certain restrictions on resale under the Securities Act and certain contractual resale restrictions. The merger is subject to the approval of stockholders of both companies and other conditions. There can be no assurance that the merger will be completed or, if completed, that the Company's collaborative development agreement with RGene will be continued after the completion of such merger.

MANUFACTURING

     The Company does not have the staff or facilities necessary to manufacture its products, but it does have the capability to develop formulations, analytical methods, process controls and manufacturing technology for its products. The Company uses a contract manufacturer to produce larger quantities of its products for clinical testing. Production is done on a per-purchase-order basis and no written agreement between Aronex and such manufacturer has been entered into. The contract manufacturer is closely supervised to ensure adherence to established production methods and compliance with the Company's rigorous quality control and quality assurance standards. The Company does not expect to establish any significant manufacturing capacity in the near future. Rather, the Company plans to expand its existing relationship with its contract manufacturer and to establish new third-party manufacturing capacity for certain products. Aronex has granted Genzyme an option to manufacture pharmaceutical compositions required to develop and commercialize TretinoinLF. The Company does not operate and does not currently plan to operate manufacturing facilities for the production of its products in commercial quantities, and it intends to contract with third parties for the manufacture and supply of its products. There can be no assurance that the Company will be able to obtain supplies of its products from third-party suppliers on terms or in quantities acceptable to the Company. Also, the Company's dependence on third parties for the manufacture of its products may adversely affect the Company's product margins and its ability to develop and deliver products on a timely basis. Any such third-party suppliers or any manufacturing facility the Company establishes will be required to meet FDA manufacturing requirements. FDA certification of manufacturing facilities for a drug is a prerequisite to approval of an NDA for that drug. The Company may encounter significant delays in obtaining supplies from third-party manufacturers or experience interruptions in its supplies. If the Company is unable to obtain adequate supplies, its business would be materially adversely affected.

     The raw materials required for the majority of the Company's products are currently available in quantities sufficient to conduct the Company's research, development, preclinical safety and clinical development activities. Certain of the Company's products, such as Annamycin, are new syntheses and, therefore, are not yet available in commercial quantities. No assurance can be given that the raw materials necessary for the manufacture of the Company's products will be available in sufficient quantities or at a reasonable cost. Complications or delays in obtaining raw materials or in product manufacturing could delay the submission of products for regulatory approval and the initiation of new development programs, which could materially impair the Company's competitive position and potential profitability. See "Risk Factors--Manufacturing Uncertainties; Reliance on Third-Party Suppliers."

SALES AND MARKETING

     Although the Company presently intends to market its products if and when regulatory approvals are obtained, it currently has no sales and marketing staff. The Company currently plans to market selected products directly to oncologists, hematologists and infectious disease specialists and may establish a domestic sales force with experience in marketing pharmaceutical products to these user groups. For other products, the Company may enter into co-marketing arrangements with, or license marketing rights to, third parties. The Company's international strategy is to negotiate marketing agreements with pharmaceutical manufacturers and distributors which will entitle the Company to receive a percentage of net product sales.

     The Company does not have any experience in sales, marketing or distribution. To market any of its products, the Company must develop a sales and marketing force with supporting distribution capability or enter into marketing and distribution arrangements with a company that has an established capability. Significant additional expenditures will be required for the Company to develop such capabilities. The Company has entered into a license agreement with Genzyme with respect to TretinoinLF, and it plans to enter into marketing agreements with one or more other pharmaceutical companies to market other products that it may develop. To the extent the Company relies upon licensing, marketing or distribution arrangements with others, any revenues the Company receives will depend upon the efforts of third parties. There can be no assurance that any third party will market the Company's products successfully or that any third-party collaboration will be on terms favorable to the Company. If any marketing partner does not market a product successfully, the Company's business would be materially adversely affected. There can be no assurance that the Company will be able to establish sales, marketing and distribution capabilities or that it or its collaborators will be successful in gaining market acceptance for any products that the Company may develop. The Company's failure to establish marketing capabilities or to enter into marketing arrangements with third parties would have a material adverse effect on the Company.

PATENTS, PROPRIETARY RIGHTS AND LICENSES

     The Company's ability to commercialize any products will depend, in part, upon its or its licensors' ability to obtain patents, enforce those patents, preserve trade secrets, and operate without infringing upon the proprietary rights of third parties. The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Some of the United States patents and patent applications owned by or licensed to the Company are method-of-use patents that cover the use of certain compounds to treat specified conditions, and composition-of-matter patents are not available for some of the Company's product candidates. The Company does not have any patents or patent applications with respect to one of its products, AR102. There can be no assurance that the patent applications licensed to or owned by the Company will result in issued patents, that patent protection will be secured for any particular technology, that any patents that have been or may be issued to the Company or its licensors will be valid or enforceable, that any patents will provide meaningful protection to the Company, that others will not be able to design around the patents, or that the Company's patents will provide a competitive advantage or have commercial application.

     There can be no assurance that patents owned by or licensed to the Company will not be challenged by others. The Company could incur substantial costs in proceedings before the United States Patent Office and other regulatory authorities, including interference proceedings. These proceedings could result in adverse decisions about the patentability of the Company's inventions and products as well as about the enforceability, validity or scope of protection afforded by the patents. The Company is currently involved in an interference proceeding before the United States Patent Office regarding AR726. See "Business--Cancer."

     There can be no assurance that the manufacture, use or sale of the Company's product candidates will not infringe patent rights of others. The Company may be unable to avoid infringement of those patents and may have to seek a license, defend an infringement action, or challenge the validity of the patents in court. There can be no assurance that a license will be available to the Company, if at all, upon terms and conditions acceptable to the Company or that the Company will prevail in any patent litigation. Patent litigation is costly and time consuming, and there can be no assurance that the Company will have sufficient resources to bring such litigation to a successful conclusion. If the Company does not obtain a license under such patents, is found liable for infringement, or is not able to have such patents declared invalid, the Company may be liable for significant money damages, may encounter significant delays in bringing products to market, or may be precluded from participating in the manufacture, use or sale of products or methods of treatment requiring such licenses. The Company does not believe that the commercialization of its products will infringe upon the patent rights of others. However, there can be no assurance that the Company has identified United States and foreign patents that pose a risk of infringement.

     The Company also relies upon trade secrets and other unpatented proprietary information in its product development activities. To the extent the Company relies on trade secrets and unpatented know-how to maintain its competitive technological position, there can be no assurance that others may not independently develop the same or similar technologies. The Company seeks to protect trade secrets and proprietary knowledge, in part through confidentiality agreements with its employees, consultants, advisors and collaborators. Nevertheless, these agreements may not effectively prevent disclosure of the Company's confidential information and may not provide the Company with an adequate remedy in the event of unauthorized disclosure of such information. If the Company's employees, scientific consultants or collaborators develop inventions or processes independently that may be applicable to the Company's products, disputes may arise about ownership of proprietary rights to those inventions and processes. Such inventions and processes will not necessarily become the Company's property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of the Company's proprietary rights. Failure to obtain or maintain patent and trade secret protection, for any reason, would have a material adverse effect on the Company.

     The Company engages in collaborations, sponsored research agreements, licensing and other arrangements with academic researchers and institutions that have received and may receive funding from United States government agencies. As a result of these arrangements, the United States government or certain third parties have rights in certain inventions developed during the course of the performance of such collaborations and agreements as required by law or such agreements. See "Risk Factors--Uncertainty of Protection for Patents and Proprietary Technology."

     Several bills affecting patent rights have been introduced in the United States Congress. These bills address various aspects of patent law, including publication, patent term, re-examination, subject matter and enforceability. It is not certain whether any of these bills will be enacted into law or what form new laws may take. Accordingly, the effect of legislative change on the Company's intellectual property estate is uncertain.

GOVERNMENT REGULATION

     Aronex's research and development activities, preclinical studies and clinical trials, and ultimately the manufacturing, marketing and labeling of its products, are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries. The United States Federal Food, Drug and Cosmetic Act and the regulations promulgated thereunder and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of the Company's products. Preclinical study and clinical trial requirements and the regulatory approval process take years and require the expenditure of substantial resources. Additional government regulation may be established that could prevent or delay regulatory approval of the Company's products. Delays or rejections in obtaining regulatory approvals would adversely affect the Company's ability to commercialize any product the Company develops and the Company's ability to receive product revenues or royalties. If regulatory approval of a product is granted, the approval may include significant limitations on the indicated uses for which the product may be marketed.

     The FDA and other regulatory authorities require that the safety and efficacy of the Company's therapeutic products must be supported through adequate and well-controlled Phase III clinical trials. If the results of Phase III clinical trials do not establish the safety and efficacy of the Company's products to the satisfaction of the FDA and other regulatory authorities, the Company will not receive the approvals necessary to market its products, which would have a material adverse effect on the Company.

     The standard process required by the FDA before a pharmaceutical agent may be marketed in the United States includes: (i) preclinical tests; (ii) submission to the FDA of an investigational new drug application ("IND") which must become effective before human clinical trials may commence; (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug in its intended application; (iv) submission of an NDA to the FDA; and (v) FDA approval of the NDA prior to any commercial sale or shipment of the drug. In addition to obtaining FDA approval for each product, each domestic drug manufacturing establishment must be registered or licensed by the FDA. Domestic manufacturing establishments are subject to inspections by the FDA and by other federal, state and local agencies and must comply with established manufacturing practices which are appropriate for production.

     Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of each product. Preclinical safety tests must be conducted by laboratories that comply with FDA regulations regarding Good Laboratory Practices. The results of the preclinical tests are submitted to the FDA as part of an IND and are reviewed by the FDA before the commencement of human clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials or that the lack of an objection means that the FDA will ultimately approve an NDA.

     Clinical trials involve the administration of the investigational new drug to humans under the supervision of a qualified principal investigator. Clinical trials must be conducted in accordance with Good Clinical Practices under protocols that detail the objectives of the study, the parameters to be used to monitor safety, and efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Also, each clinical trial must be approved and conducted under the auspices of an Institutional Review Board ("IRB"). The IRB will consider, among other things, ethical factors, the safety of human subjects, and the possible liability of the institution conducting the clinical trials.

     Clinical trials are typically conducted in three sequential phases which may overlap. In Phase I, the initial introduction of the drug to humans, the drug is tested for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and pharmacodynamics (clinical pharmacology). Phase II involves studies of a limited patient population to gather evidence about the efficacy of the drug for specific targeted indications, dosage tolerance and optimal dosage, and to identify possible adverse effects and safety risks. When a product has shown evidence of efficacy and has an acceptable safety profile in a Phase II evaluation, Phase III clinical trials are undertaken to evaluate clinical efficacy and to test for safety in an expanded patient population at geographically dispersed clinical trial sites. There can be no assurance that any of the Company's clinical trials will be completed successfully or within any specified time period. The Company or the FDA may suspend clinical trials at any time.

     The Company has designed the protocols for its pivotal clinical trials based on its analysis of its research, including various parts of its Phase I and Phase II clinical trials. Although copies of its pivotal clinical trial protocols have been submitted to the FDA, there can be no assurance that the FDA, after the results of the pivotal clinical trials have been announced, will not disagree with the design of the pivotal clinical trial protocols. In addition, the FDA inspects and reviews clinical trial sites, informed consent forms, data from the clinical trial sites, including case report forms and record keeping procedures, and the performance of the protocols by clinical trial personnel to determine compliance with Good Clinical Practice. The FDA also looks to determine that there was no bias in the conduct of clinical trials. The conduct of clinical trials in general and the performance of the pivotal clinical trial protocols is complex and difficult. There can be no assurance that the design or the performance of the pivotal clinical trial protocols will be successful.

     The results of preclinical studies and clinical trials, if successful, are submitted in an NDA to seek FDA approval to market and commercialize the drug product for a specified use. The testing and approval process will require substantial time and effort, and there can be no assurance that any approval will be granted for any product or that approval will be granted according to any schedule. The FDA may deny an NDA if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy of the drug. Moreover, if regulatory approval of a drug product is granted, the approval will be limited to specific indications. There can be no assurance that any of the Company's product candidates will receive regulatory approvals for commercialization. See "Risk Factors--Government Regulation; No Assurances of Regulatory Approval."

     The FDA has implemented an accelerated review process for pharmaceutical agents that treat serious or life-threatening diseases and conditions, subject to payment of user fees. When appropriate, the Company intends to pursue opportunities for accelerated review of its products. The Company cannot predict the ultimate effect of this review process on the timing or likelihood of FDA review of any of its products.

     Even if regulatory approvals for the Company's products are obtained, the Company, its products, and the facilities manufacturing the Company's products are subject to continual review and periodic inspection. The FDA will require post-marketing reporting to monitor the safety of the Company's products. Each United States drug manufacturing establishment must be registered with the FDA. Domestic manufacturing establishments are subject to biennial inspections by the FDA and must comply with the FDA's Good Manufacturing Practices. To supply drug products for use in the United States, foreign manufacturing establishments must comply with the FDA's Good Manufacturing Practices and are subject to periodic inspection by the FDA or by regulatory authorities in those countries under reciprocal agreements with the FDA. In complying with Good Manufacturing Practices, manufacturers must expend funds, time and effort in the area of production and quality control to ensure full technical compliance. The Company does not have any drug manufacturing capability and must rely on outside firms for this capability. See "--Manufacturing." The FDA stringently applies regulatory standards for manufacturing. Discovery of previously unknown problems with respect to a product, manufacturer or facility may result in restrictions on the product, manufacturer or facility, including warning letters, suspensions of regulatory approvals, operating restrictions, delays in obtaining new product approvals, withdrawal of the product from the market, product recalls, fines, injunctions and criminal prosecution.

     Before the Company's products can be marketed outside of the United States, they are subject to regulatory approval similar to FDA requirements in the United States, although the requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary widely from country to country. No action can be taken to market any drug product in a country until an appropriate application has been approved by the regulatory authorities in that country. FDA approval does not assure approval by other regulatory authorities. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In some countries, the sale price of a drug product must also be approved. The pricing review period often begins after market approval is granted. Even if a foreign regulatory authority approves any of the Company's products, no assurance can be given that it will approve satisfactory prices for the products.

     The Company's research and development involves the controlled use of hazardous materials, chemicals, viruses, and various radioactive compounds. Although the Company believes that its procedures for handling and disposing of those materials comply with state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If such an accident occurs, the Company could be held liable for resulting damages, which could be material to the Company's financial condition and business. The Company is also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens, and the handling of biohazardous materials. Additional federal, state and local laws and regulations affecting the Company may be adopted in the future. Any violation of, and the cost of compliance with, these laws and regulations could materially and adversely affect the Company.

     Under the Orphan Drug Act, the FDA may grant "orphan drug" status to therapeutic agents intended to treat a "rare disease or condition," defined as a disease or condition that affects less than 200,000 persons in the United States. Orphan drug status grants the sponsor tax credits for the amounts expended on clinical trials, provided that certain conditions are met, as well as marketing exclusivity for four to seven years following approval of the pertinent NDA. The Company received orphan drug status for TretinoinLF in 1993 and may request this status for more of its products as part of its overall regulatory strategy. There is no assurance, however, that any of its other products will receive orphan drug status or that the benefits of protection currently afforded by orphan drug status will remain in effect. Proposed legislation may affect the scope of the Orphan Drug Act or limit the benefits available thereunder. In addition, any party may obtain orphan drug status with respect to products for which patent protection has expired or is otherwise unavailable. This could prevent other persons from commercializing that product during the period for which exclusivity was granted to such party (i.e., four to seven years).

COMPETITION

     The Company believes that its products, because of their unique pharmacologic profiles and novel mechanisms of action, will become useful new treatments for cancers and life-threatening infectious diseases, either as alternatives to or in combination with other pharmaceuticals. The Company is engaged in pharmaceutical product development characterized by extensive research efforts and rapid technological progress. Many established biotechnology and pharmaceutical companies, universities and other research institutions with resources significantly greater than the Company's may develop products that directly compete with the Company's products. Those entities may succeed in developing products, including liposomes and lipid-based products, that are safer, more effective or less costly than the Company's products. Even if the Company's products should prove to be more effective than those developed by other companies, other companies may be more successful than the Company because of greater financial resources, greater experience in conducting preclinical and clinical trials and obtaining regulatory approval, stronger sales and marketing efforts, earlier receipt of approval for competing products and other factors. If the Company commences significant commercial sales of its products, it or its collaborators will compete in areas in which the Company has little or no experience such as manufacturing and marketing. There can be no assurance that the Company's products, if commercialized, will be accepted and prescribed by healthcare professionals.

     Some of the Company's competitors are active in the development of liposome and lipid-based research and product development to treat cancer and certain fungal infections. Those competitors include Sequus Pharmaceuticals, Inc., NeXstar Pharmaceuticals, Inc., and The Liposome Company. Some of those companies' products have regulatory approval in the United States and other countries. Any marketing of these and other products that treat disease indications targeted by the Company could adversely affect the market acceptance of the Company's products as a result of the established market recognition and physician familiarity with the competing product. The presence of directly competitive products could also result in more intense price competition than might otherwise exist, which could have a material adverse effect on the Company's financial condition and results of operations. The Company believes that competition will be intense for all of its product candidates.

EMPLOYEES

     As of March 31, 1996, the Company had 58 employees, 46 of whom were engaged in research, development, clinical research and regulatory affairs and 12 of whom were engaged in administration. The Company plans to significantly expand its research, development and regulatory affairs staff in the future to address the demand resulting from the preclinical and clinical development of the Company's products. Of the Company's employees, 14 hold Ph.D. degrees. The Company has not experienced any work stoppages and considers relations with its employees to be good.

LEGAL PROCEEDINGS

     The Company is not currently a party to any material legal proceedings.

FACILITIES

     The Company occupies 27,000 square feet of laboratory and office space at its facility in The Woodlands, Texas. The facilities are occupied subject to leases which expire in 1997 (12,000 square feet) and 1999 (15,000 square feet).

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

              NAME                 AGE                           POSITION
Martin P. Sutter.................  41      Chairman of the Board of Directors (Class I)
James M. Chubb, Ph.D. ...........  47      President and Director (Class III)
Gillian Ivers-Read...............  42      Vice President, Pharmaceutical Development
Paul A. Cossum, Ph.D. ...........  43      Vice President, Preclinical Research and Development
Terance A. Murnane...............  45      Controller and Secretary
Gabriel Lopez-Berestein,
  M.D.(2)........................  47      Director (Class II) and Chief Scientific Advisor
Ronald J. Brenner(1).............  62      Director (Class I)
John F. Chappell.................  59      Director (Class II)
Geoffrey F. Cox, Ph.D.(2)........  52      Director (Class II)
George B. Mackaness, M.D.(1).....  73      Director (Class III)
Gregory F. Zaic(1)...............  46      Director (Class III)

- ------------------------------
(1) Member of the Compensation Committee of the Board of Directors

(2) Member of the Audit Committee of the Board of Directors

     Martin P. Sutter, a co-founder of Aronex, has served as Chairman of the Board of Directors of the Company since June 1986. Since July 1988, Mr. Sutter has been the Managing General Partner of The Woodlands Venture Partners, L.P., a venture capital firm based in The Woodlands, Texas and the General Partner of The Woodlands Venture Fund, L.P., one of the Company's principal stockholders. In addition, Mr. Sutter has been the General Partner of Woodlands/Essex Venture Partners, L.P. since September 1994. From January 1985 to July 1988, he served as President of The Woodlands Venture Capital Company. Mr. Sutter is the chairman of Zonagen, Inc. and RGene Therapeutics, Inc. and a director of LifeCell Corporation, all biotechnology companies based in The Woodlands, Texas.

     James M. Chubb, Ph.D. has served as President and Director of the Company since the consummation of the Mergers in September 1995. Dr. Chubb joined Triplex as President and Chief Executive Officer in 1990. From 1978 to 1990, he held a number of positions with increasing responsibility at Glaxo, Inc., a major pharmaceutical company. At Glaxo, Dr. Chubb headed the anti-infective, respiratory, and dermatological development groups and directed the cardiovascular and gastrointestinal development groups. He held the position of adjunct professor at the University of North Carolina College of Pharmacy from 1986 to 1990. Dr. Chubb is a director of RGene Therapeutics, Inc.

     Gillian Ivers-Read joined the Company as Vice President of Regulatory Affairs in April of 1994 and assumed the position of Vice President of Pharmaceutical Development of the Company in September 1995. Prior to joining the Company, she worked for Marion Merrell Dow Pharmaceuticals, Inc., where she most recently concentrated on regulatory affairs in the anti-viral, anti-infective, and oncology therapeutic areas. She has been in the pharmaceutical industry for over 20 years, having worked for three major companies during that time (Marion Merrell Dow, Wyeth and Rhone Poulenc). In addition, Ms. Ivers-Read is experienced in international drug development, having worked in the United Kingdom until her transfer to the United States in 1987. She has been responsible for obtaining INDs as well as NDAs internationally.

     Paul A. Cossum, Ph.D. joined Triplex as Vice President of Preclinical Development in 1993 and assumed the position of Vice President of Preclinical Research and Development of the Company in September 1995 upon the consummation of the Mergers. From 1992 to 1993, he was the Director of Preclinical Development at Isis Pharmaceuticals. While at Isis, he implemented preclinical programs to support the development of INDs for two anti-viral oligonucleotide compounds. Prior to his employment at Isis, Dr. Cossum worked in the Department of Pharmacological Sciences at Genentech, Inc., where he filed several INDs and obtained an

NDA for certain endocrine, cardiovascular and neurologic therapeutic proteins. He has published widely in the fields of metabolism and toxicology of oligonucleotides, recombinant proteins, and conventional drugs.

     Terance A. Murnane joined the Company in May 1990 as its Controller and was appointed Secretary in January 1992. Mr. Murnane was a self-employed accountant from February 1988 until April 1990. From October 1987 to February 1988, he served as the accountant for Eads Company, a wholesale vendor of industrial products based in Houston, Texas. Prior to that time, he spent ten years in the Private Business/ Audit Department at KPMG Peat Marwick, an international accounting firm, serving most recently as Senior Manager. Mr. Murnane is a Certified Public Accountant.

     Gabriel Lopez-Berestein, M.D., a co-founder of Aronex, has served as a member of the Board of Directors and the Company's Chief Scientific Advisor since January 1988. Dr. Lopez-Berestein is Professor of Medicine and Chief of the Immunobiology and Drug Carriers Section at MD Anderson, with which he has been affiliated since 1979. Dr. Lopez-Berestein is the author of over 125 publications in the areas of macrophage research and drug carrier technology. Dr. Lopez-Berestein is also the recipient of a number of grants and awards, including a Scholar Award of the Leukemia Society of America and various NIH awards.

     Ronald J. Brenner, Ph.D. has served as a member of the Board of Directors since September 1995. Since 1988, Dr. Brenner has been a Vice President of Hillman Medical Ventures, Inc., a venture capital firm, and a general partner of several Hillman investment partnerships. From 1984 to 1988, Dr. Brenner was President and Chief Executive Officer of Cytogen Corporation, a biotechnology company. Prior to 1984, he was Vice President, Corporate External Research, at Johnson & Johnson, a major pharmaceutical company, and also served as Chairman of McNeil Pharmaceutical, Ortho Pharmaceutical Corp. and the Cilag Companies, all subsidiaries of Johnson & Johnson. Dr. Brenner is a director of Cytogen Corporation and several privately held healthcare and environmental companies.

     John F. Chappell has served as a member of the Board of Directors since September 1995. Mr. Chappell is President of Plexus Ventures, Inc., an investment firm which he founded in 1990. Prior to founding Plexus, Mr. Chappell was employed for 28 years by SmithKline Corporation and SmithKline Beecham plc. From 1989 to 1990, he served as Chairman of SmithKline Beecham Pharmaceuticals and as a director of SmithKline Beecham plc. He was President of SmithKline and French Laboratories from 1988 to 1989 and was President of SmithKline and French International from 1985 to 1988. Mr. Chappell has notified the Company that he intends to resign from the Board of Directors effective at the Company's 1996 annual meeting of stockholders.

     Geoffrey F. Cox, Ph.D. has served as a member of the Board of Directors since January 1994. Dr. Cox joined Genzyme Corporation in 1984 and was appointed Managing Director of Genzyme, Ltd. (U.K.) in 1986 and Senior Vice President of worldwide manufacturing operations in May 1988. Dr. Cox also has full product line responsibility for the pharmaceuticals and fine chemicals division of Genzyme Corporation. Prior to joining Genzyme, Dr. Cox served as production manager of British Fermentation Products, Ltd., a division of Gist-Brocades N.V., from April 1979 to October 1981 and as plant manager from October 1981 to June 1984.

     George B. Mackaness, M.D. has served as a member of the Board of Directors since May 1991. Dr. Mackaness was President of the Squibb Institute for Medical Research from January 1976 until December 1987. He served as a member of the Board of Directors of Squibb Corporation from December 1984 until December 1987.

     Gregory F. Zaic has served as a member of the Board of Directors since 1995. Mr. Zaic has been an investor primarily focused on medical and life science investment opportunities since 1983. He currently is a General Partner with Prince Ventures and has served as acting president and director of many private and public companies, including GenVec, Inc. and Strategic Medical Information, Inc. Before his investment career, Mr. Zaic served in several financial, technical, and operational capacities, including heading the Special Products Division of Baxter, a manufacturer of custom medical devices for the cardiopulmonary and intravenous solution administration markets.

     Board Committees and Compensation. The Board of Directors has designated an Audit Committee which reviews the scope and results of the audit and other services performed by the Company's independent accountants, and a Compensation Committee which establishes written objectives for the Company's senior executive officers, sets the compensation of directors, executive officers and other employees of the Company and is charged with the administration of the Company's stock option plan.

     The directors do not receive compensation for service on the Board of Directors or any Committee. The directors are, however, reimbursed for expenses incurred in connection with attending each Board and Committee meeting. Outside directors are entitled to participate in the Company's 1993 Non-Employee Director Stock Option Plan.

CERTAIN SIGNIFICANT EMPLOYEES

     Set forth below are the names, ages as of December 31, 1995, positions and a brief description of the business experience of certain other significant employees of the Company.

                   NAME                  AGE                      POSITION
    Barbara K. Kennedy.................  43    Senior Director, Clinical Research Operations
    Robert F. Rando, Ph.D..............  38    Associate Director, Biology
    Ganapathi R. Revankar, Ph.D........  59    Vice President, Chemistry
    Thomas L. Wallace, Ph.D. ..........  43    Director, Pharmacology
    Charles D. Warner, Ph.D............  51    Director, Pharmaceutical Chemistry
    Joseph W. Wyse, Ph.D...............  35    Associate Director, Pharmaceutical Development

     Barbara K. Kennedy joined the Company in May 1994 as Senior Director, Clinical Research Operations, with the responsibility of conducting clinical trials of the Company's products in the United States and Europe. With 22 years experience in the pharmaceutical industry, Ms. Kennedy's most recent prior appointment was as Director of Administration and Planning, Worldwide, for R. W. Johnson Pharmaceutical Research Institute (a subsidiary of Johnson & Johnson). During her 16 year tenure with Johnson & Johnson, she held positions of increasing responsibility in which she was responsible for clinical trials in multiple therapeutic areas, including infectious disease, transplantation, gastrointestinal and anti-inflammatory agents. Prior to joining Johnson & Johnson, Ms. Kennedy was employed as a laboratory scientist with Carter-Wallace, Inc.

     Robert F. Rando, Ph.D. joined Triplex in September 1992 as a Senior Research Scientist and was promoted to Assistant Director, Biology in November 1993. He assumed the position of Associate Director, Biology with the Company in September 1995 upon the consummation of the Mergers. Dr. Rando worked as a National Research Council fellow at the Centers for Disease Control, where he established the CDC's first research laboratories dedicated to the study of human pipillomaviruses. Thereafter, he joined the staff of Pennsylvania Hospital in the department of pathology and obstetrics/gynecology. Prior to joining Triplex, Dr. Rando spent two years as a Senior Staff Fellow at the NIH.

     Ganapathi R. Revankar, Ph.D. joined Triplex in March 1990 as Director, Nucleic Acid Chemistry and was promoted to Vice President, Chemistry in November 1993. He assumed the position of Vice President, Chemistry with the Company in September 1995 upon the consummation of the Mergers. He has over 20 years' experience in teaching and creative research in the synthesis and chemical modification of nitrogen, oxygen, sulfur and phosphorous heterocycles, nucleosides and nucleotides. Dr. Revankar was with ICN Nucleic Acid Research Institute from 1985 to 1990, most recently as Vice President and Director, Molecular Research, where he directed the development of a large number of broad-spectrum anti-viral agents. Prior to ICN, he was an Associate Research Professor of Chemistry at Brigham Young University.

     Thomas L. Wallace, Ph.D. joined Triplex in December 1993 as Associate Director, Pharmacology. He assumed the position of Director, Pharmacology with the Company in September 1995 upon the consummation of the Mergers. He also currently holds the position of Adjunct Assistant Professor, Department of Molecular Biophysics and Physiology, Baylor College of Medicine. Prior to joining Triplex, Dr. Wallace spent seven years at Houston Biotechnology Incorporated, where his most recent prior position was as Associate Director, Neurobiology. Concurrently, Dr. Wallace held the position of instructor and, most recently, Adjunct

Assistant Professor at the Center for Biotechnology, Baylor College of Medicine. Dr. Wallace completed a postdoctoral fellowship in the Department of Molecular Biology and Pharmacology at the Washington University School of Medicine. Dr. Wallace has extensive experience in pharmacokinetic and toxicity studies as well as cardiovascular research and whole animal models of disease.

     Charles D. Warner, Ph.D. joined the Company in March 1992. His 25 years' experience in the industry include teaching, research and pharmaceutical development. Prior to Aronex, he was at Biopure Corporate, Shriner's Hospital and M.I.T. Clinical Research Center in Boston.

     Joseph W. Wyse, Ph.D. joined the Company in February 1994 as Group Leader, Product Chemistry. He has over six years experience in the formulation, development and manufacturing of lyophilized products. Prior to joining the Company, he was Manager of Blood and Cell Products for LifeCell Corporation. Before that he was a Group Leader at Cryopharm in California.

SCIENTIFIC ADVISORS

     The Company has engaged a number of scientific advisors to provide research and product development services. Such advisors provide services under written agreements. In addition to Gabriel Lopez-Berestein, the principal clinicians and research scientists are:

     Erik De Clercq, M.D., Ph.D. is the P. De Somer Chair for Microbiology Professor at Leuven University in Belgium. His research focus is in the area of anti-virals and other chemotherapies. Additionally, he is the Chairman of the Directory Board at Rega Institute at Leuven University. He serves as the Editor-in-Chief for Antiviral Research and is on the editorial boards for numerous publications including Antiviral Chemistry and Chemotherapy, Molecular Pharmacology and International Journal of Oncology. Dr. De Clercq is the founder and director for the International Society for Antiviral Research. He received his Ph.D. and M.D. from Leuven University Medical School and is a certified clinical pathologist. Dr. De Clercq assists the Company with its anti-viral programs.

     Michael E. Hogan, Ph.D. is Professor of Biotechnology and Cell Biology at Baylor. Dr. Hogan is an expert in biophysics, nucleic acids chemistry and molecular biology and is internationally recognized for his expertise in triple helix oligonucleotide research. Dr. Hogan obtained a B.S. in Chemistry from Dartmouth College and a Ph.D. in Molecular Biology from Yale. He completed a Walter Winchell Postdoctoral Fellowship in Biophysics at Stanford University before assuming a faculty position in Molecular Biology at Princeton University. Dr. Hogan has been at Baylor since 1988. Dr. Hogan assists the Company in its nucleic acid chemistry research programs.

     Gary Felsenfeld, Ph.D. is the Chief Scientist in the Physical Chemistry Laboratory of Molecular Biology, National Institutes of Health in Bethesda, Maryland. His current research interest includes the study of the regulation of gene expression. Dr. Felsenfeld is a member of the National Academy of Sciences. He obtained an A.B. degree in Biochemical Science from Harvard College and a Ph.D. in Physical Chemistry from the California Institute of Technology. Dr. Felsenfeld assists the Company in its nucleic acid chemistry research programs.

     C. Richter King, Ph.D. is an Associate Professor in the Department of Biochemistry, Lombardi Cancer Research Center at Georgetown University Medical School in Washington, D.C. Dr. King's research interests are in the molecular genetics of carcinogenesis, gene regulation in cancer and normal development, and mechanisms of differentiation and malignant transformation. He discovered an important somatic genetic abnormality in human cancer, gene amplification of erbB-2 or HER-2/neu in breast cancer. Dr. King received his B.S. in Biochemistry and Chemistry from The University of St. Andrews in Scotland and his Ph.D. from The Johns Hopkins University. Dr. King assists the Company with its targeted ligand therapeutics program.

     Roman Perez-Soler, M.D. is an Associate Professor of Medicine in the Department of Thoracic/Head and Neck Medical Oncology at M.D. Anderson Cancer Center. Dr. Perez-Soler's main area of laboratory and clinical research is the development of tumor-targeted anti-cancer therapy. Dr. Perez-Soler is the recipient of three NIH grants on the development of lipophilic and non cross-resistant anthracycline and platinum compounds. Dr. Perez-Soler has written more than 75 laboratory and clinical publications and is Board

Certified in Internal Medicine and Medical Oncology. Dr. Perez-Soler received his Medical and Doctorate degrees from the Universidad Autonoma in Barcelona, Spain and was a Fulbright Scholar from 1983 to 1985. Dr. Perez-Soler assists the Company with its Annamycin and platinum compounds.

     Jack S. Remington, M.D. is Chairman of the Department of Immunology and Infectious Diseases, Research Institute, Palo Alto Medical Foundation and Professor, Department of Medicine, Division of Infectious Diseases, Stanford University School of Medicine, and Chief Consultant in Infectious Diseases, Palo Alto Medical Clinic. An expert in the area of infectious diseases, Dr. Remington is a member of the Scientific Advisory Committee for the American Foundation for AIDS Research, past President and currently an officer of the International Immunocompromised Host Society and past President of the Infectious Disease Society of America, among other professional services activities. The author or co-author of over 500 papers, Dr. Remington earned his M.D. from the University of Illinois and completed his residency at the University of California Medical Center. He was a research fellow in the Department of Medicine, Harvard Medical School and Thorndike Memorial Laboratory, Boston City Hospital and a research associate at the National Institute of Allergy and Infectious Diseases, NIH. Dr. Remington assists the Company in the development of Nyotran(TM).

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with Dr. Chubb, Ms. Ivers-Read, Dr. Cossum and Ms. Kennedy. The employment agreements for Drs. Chubb and Cossum provide for a primary term ending in September 1996 and November 1996, respectively, with automatic annual renewal unless terminated by either party. The employment agreements for Ms. Kennedy and Ms. Ivers-Read provide for primary terms of three years ending in April and May 1997, respectively, with automatic annual renewals unless terminated by either party. All of such agreements provide for payment equal to their annual base salary and employment benefits for one year following termination in the event of termination other than for cause.

                             PRINCIPAL STOCKHOLDERS

     The following table presents certain information regarding the beneficial ownership of the Company's equity securities at March 31, 1996, and as adjusted to reflect the sale of the shares offered hereby, by (i) each person who is known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) the Company's chief executive officer and each of the other executive officers of the Company with annual compensation in excess of $100,000 and (iv) all directors and officers as a group.


                                                                                   PERCENTAGE OF SHARES
                                                                                      OF COMMON STOCK
                                                                                    BENEFICIALLY OWNED
                                                             NUMBER OF SHARES      ---------------------
                                                             OF COMMON STOCK       PRIOR TO      AFTER
                           NAME                             BENEFICIALLY OWNED     OFFERING     OFFERING
Amerindo Investment Advisors, Inc.(1).....................       2,015,000            9.3%         7.3%
  One Embarcadero Center, Suite 2300
  San Francisco, California 94111
Hillman Medical Venture Partnerships(2)...................       1,986,540            9.2%         7.2%
  824 Market Street, Suite 900
  Wilmington, Delaware 19801
HealthCare Venture Partnerships(3)........................       1,917,103            8.8%         6.9%
  Twin Towers at Metro Bank
  379 Thornall Street
  Edison, New Jersey 08837
The Allstate Corporation (4)..............................       1,533,928            7.1%         5.5%
  2775 Sanders Road
  Northbrook, Illinois 60062
Martin P. Sutter(5).......................................         932,704            4.3%         3.4%
James M. Chubb(6).........................................         232,381            1.1%           *
Gabriel Lopez-Berestein(7)(11)............................         222,587            1.0%           *
George B. Mackaness(11)...................................          80,000              *            *
Ronald J. Brenner(8)(11)..................................       2,028,410            9.3%         7.3%
Geoffrey F. Cox(9)(11)....................................         873,611            4.0%         3.2%
Gregory F. Zaic(10)(11)...................................         701,831            3.2%         2.5%
John F. Chappell(11)......................................          36,809              *            *
Paul A. Cossum(12)........................................          28,140              *            *
Gillian Ivers-Read(12)....................................          23,750              *            *
All directors and officers as a group (11
  persons)(5)-(12)........................................       5,174,195           23.8%        18.7%


- ------------------------------
  *  Less than one percent.


 (1) Consists of 1,917,500 shares owned by Amerindo Investment Advisors, Inc. ("Amerindo"), 77,500 shares owned by Amerindo Advisors (U.K.) Limited ("Amerindo UK.), and 20,000 shares owned by Amerindo Investment Advisors Inc. Profit Sharing Trust ("Plan"). The sole shareholders and directors of Amerindo and Amerindo UK are Alberto W. Vilar and Gary A. Tanaka, each of whom may be deemed to be the beneficial owner of the 1,995,000 shares owned by Amerindo and Amerindo UK. Mr. Vilar is sole trustee of the Plan and may be deemed to be the beneficial owner of the 20,000 shares owned by the Plan. Based on Schedule 13G, Amendment No. 1, dated February 15, 1996, of Amerindo, Amerindo UK, the Plan, Mr. Vilar and Mr. Tanaka.



 (2) Consists of 236,180 shares owned by Hillman Medical Ventures 1989 L.P., 738,114 owned by Hillman Medical Ventures 1990 L.P. and 1,012,246 shares owned by Hillman Medical Ventures 1991 L.P. (collectively, the "Hillman Medical Venture Partnerships"). The general partners of the Hillman Medical Venture Partnerships are Cashon Biomedical Associates, L.P. and Hillman/Dover Limited Partnership. The general partner of Hillman/Dover Limited Partnership is a wholly-owned subsidiary of The Hillman Company, a firm engaged in diversified investments and operations. The Hillman

     Company is controlled by Henry L. Hillman, Elsie Hilliard Hillman and C.G. Grefenstette, Trustees of the Henry L. Hillman Trust, which Trustees may be deemed the beneficial owners of the 1,986,540 shares owned by the Hillman Medical Venture Partnerships. Dr. Brenner, a director of the Company, is the managing partner of Cashon Biomedical Associates, L.P., of which the other general partners are Hal S. Broderson, M.D. and Charles G. Hadley. Dr. Brenner, Dr. Broderson and Mr. Hadley may be deemed to beneficially own such shares.


 (3) Consists of 489,246 shares owned by HealthCare Ventures I, L.P., 382,356 shares owned by HealthCare Ventures II, L.P., 808,199 shares owned by HealthCare Ventures III, L.P. and 237,302 shares owned by HealthCare Ventures IV, L.P. (collectively, the "HealthCare Venture Partnerships"). The general partners of such partnerships are HealthCare Partners I, L.P., HealthCare Partners II, L.P., HealthCare Partners III, L.P. and HealthCare Partners IV, L.P., respectively. James H. Cavanaugh, Harold R. Werner, John
     W. Littlechild and William W. Crouse are general partners of each of the partnerships that are the respective general partners of the HealthCare Venture Partnerships and may be deemed to beneficially own such shares.



 (4) Consists of 1,533,928 shares owned by Allstate Insurance Company, a wholly owned subsidiary of The Allstate Corporation, based on Schedule 13G, Amendment No. 3, dated February 9, 1996, of The Allstate Corporation.



 (5) Includes 893,704 shares owned by The Woodlands Venture Fund, L.P., and 1,000 shares owned by The Woodlands Venture Partners, L.P. Mr. Sutter is a general partner of The Woodlands Venture Partners, L.P., which is the general partner of The Woodlands Venture Fund, L.P. Mr. Sutter disclaims beneficial ownership of the 893,704 shares owned by The Woodlands Venture Fund, L.P. Also includes 37,000 shares which may be acquired on the exercise of the currently vested portion of stock options.



 (6) Includes 91,031 shares that may be acquired on the exercise of stock options.



 (7) Includes 91,364 shares that may be acquired on the exercise of stock options. Includes 55,000 shares that may be acquired on the exercise of stock options granted subject to stockholder approval prior to issuance. The Company intends to seek such approval at its 1996 annual meeting of stockholders. Excludes 39,394 shares held by a relative of Dr. Lopez-Berestein, but as to which he disclaims beneficial ownership.



 (8) Includes 1,986,540 shares owned by the Hillman Medical Venture Partnerships, of which Dr. Brenner is the managing partner of one of the general partners.



 (9) Includes 846,611 shares owned by Genzyme Corporation. Dr. Cox is Senior Vice President of Genzyme. Dr. Cox disclaims beneficial ownership of the shares held by Genzyme.



(10) Includes 674,831 shares owned by Prince Venture Partners III, L.P. Mr. Zaic is a general partner of Prince Ventures, L.P., which is a general partner of Prince Venture Partners III, L.P. Mr. Zaic disclaims beneficial ownership of the shares held by Prince Venture Partners III, L.P.



(11) Includes 25,000 shares that may be acquired on the exercise of stock options granted subject to stockholder approval prior to issuance. The Company intends to seek such approval at its 1996 annual meeting of stockholders.



(12) Represents shares that may be acquired on the exercise of stock options.


     The holders of an aggregate of 9,669,616 shares of Common Stock are parties to the Stockholders Agreement. Those stockholders include the Hillman Medical Venture Partnerships, the HealthCare Venture Partnership, The Woodlands Venture Fund, L.P., The Woodlands Venture Partners, L.P., Genzyme Corporation, Prince Venture Partners III, L.P. and Gabriel Lopez-Berestein. See "Description of Capital Stock--Stockholders Agreement."

                          DESCRIPTION OF CAPITAL STOCK

     The Company's Certificate of Incorporation provides for authorized capital stock of 85,000,000 shares, consisting of 75,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Certificate of Incorporation, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Company plans to solicit stockholder approval of a one-for-two reverse split of the Common Stock at a special meeting of stockholders to be held on May 24, 1996. If the reverse split becomes effective, holders of Common Stock will receive one share of Common Stock for each two shares of Common Stock outstanding on the effective date of the reverse split. In the event that the reverse split would entitle the holder to receive a fractional share of post-split Common Stock, the Company will pay to the stockholder, in lieu of the issuance of a fractional share, a cash amount in United States dollars which will be equal to the same fraction multiplied by two times the average closing price of the Common Stock on The Nasdaq National Market for the five trading days immediately preceding the effective date of the reverse split.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, holders of a majority of the shares voting for the election of directors can elect all the directors. Subject to the terms of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Company's Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon liquidation or dissolution, holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of Preferred Stock. Holders of Common Stock have no redemption, conversion or preemptive rights.

PREFERRED STOCK

     The Board of Directors has the authority to cause the Company to issue up to the authorized number of shares of Preferred Stock in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, redemption and conversion rights and liquidation preferences of such series, without further action by the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of the Common Stock. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS

     Aronex currently has outstanding warrants issued in connection with financing transactions to purchase an aggregate of 121,247 shares of Common Stock. In addition, as of April 22, 1996, Aronex had outstanding warrants issued in connection with the September 1995 merger with Oncologix (the "Oncologix Warrants") to purchase an aggregate of approximately 6,500,000 shares of Common Stock. The Oncologix Warrants are not transferable except under certain limited circumstances. Each Oncologix Warrant entitles the holder thereof to purchase a total of one share of Aronex Common Stock and is subject to a Series A Exercise, a Series B Exercise and a Series C Exercise. Subject to certain exceptions, holders of Oncologix Warrants were required to exercise the Series A Exercise, in whole but not in part, prior to December 28, 1995 (January 2, 1996 after allowance of a five day grace period).

     The holders who exercised the Series A Exercise have the right, prior to June 11, 1998, to exercise the Series B Exercise, in whole but not in part, at an effective exercise price of $4.00 per share. In the event the Series B Exercise has been exercised by a holder, then prior to December 11, 1999, the Series C Exercise may be exercised, in whole but not in part, at an effective exercise price of $6.00 per share of Common Stock. The holders of Oncologix Warrants that are presently outstanding have the right to purchase an aggregate of approximately 2,700,000 shares of Common Stock upon the Series B Exercise, and an aggregate of approximately 3,800,000 shares of Common Stock upon the Series C Exercise (assuming the full exercise of the Series B Exercise by the holders of outstanding Oncologix Warrants).

     Aronex has the right, at its option, to convert a Series B or Series C Exercise into a "cashless" exercise based on the value of a Series B or Series C Exercise (equal to the fair market value per share of the Common Stock less the exercise price per share) divided by the market price of the Common Stock at the time of exercise.

CONTINGENT STOCK RIGHTS

     In connection with the Triplex merger, the Company issued contingent rights (the "Triplex Contingent Stock Rights") to the former holders of Triplex stock and options entitling them to receive additional shares of Common Stock upon the occurrence of certain events. The Triplex Contingent Stock Rights entitle the former Triplex stock and option holders to receive shares of Common Stock with an aggregate fair market value at the time of issuance of $5.0 million (subject to certain adjustments) if the Company either (i) enters into an agreement on or before September 11, 1997 with respect to the licensing of Zintevir(TM) whereby the Company receives at least $5.0 million in cash or an unconditional binding commitment for at least $5.0 million or (ii) obtains data from clinical trials of Zintevir(TM) on or before September 11, 2000 that the Company's Board of Directors determines to be sufficient to file an NDA. In addition, the Triplex Contingent Stock Rights entitle the former Triplex stock and option holders to receive shares of Common Stock with an aggregate fair market value at the time of issuance of $3.0 million if the Company does not receive a minimum of $5.0 million in equity milestone payments from Genzyme on or before September 11, 1997 with respect to the development of TretinoinLF. In no event, however, shall more than 7,000,194 shares of Common Stock (subject to adjustments in the event of stock splits, stock dividends or reclassification of the Common Stock) be issued pursuant to the Triplex Contingent Stock Rights.

     In connection with the Oncologix merger, the Company issued contingent rights (the "Oncologix Contingent Stock Rights") to certain Oncologix investors entitling them to receive additional shares of Common Stock upon the occurrence of certain events. The Oncologix Contingent Stock Rights entitle such former Oncologix investors to receive shares of Common Stock with a fair market value at the time of issuance of approximately $2.1 million if the Company receives at least $5.0 million in cash or an unconditional binding commitment for at least $5.0 million on or before September 11, 1997 relating to certain products, including AR102 and AR209. In no event, however, shall more than 4,270,000 shares of Common Stock (subject to certain adjustments) be issued pursuant to the Oncologix Contingent Stock Rights.

CERTAIN PROVISIONS OF THE COMPANY'S CHARTER AND BYLAWS AND DELAWARE LAW

     Certain provisions of the Certificate of Incorporation and Bylaws are intended to enhance the likelihood of continuity and stability in the Board of Directors of the Company and in its policies, but might have the effect of delaying or preventing a change in control of the Company and may make more difficult the removal of incumbent management even if such transactions could be beneficial to the interests of stockholders. Set forth below is a summary description of such provisions:

     Authority to Issue Preferred Stock. The Company's Certificate of Incorporation authorizes the Board of Directors, without stockholder approval, to establish and to issue shares of one or more series of preferred stock, each such series having such voting rights, dividend rates, liquidation, redemption, conversion and other rights as may be fixed by the Board.

     Stockholder Actions and Meetings. The Company's Bylaws direct that special meetings of the stockholders may only be called by a majority of the members of the Board of Directors, the Chairman of the Board of Directors, the President of the Company or the holders of not less than 30 percent of the total voting power of all shares of the Company's capital stock entitled to vote in the election of directors. The Bylaws further provide that stockholders' nominations to the Board of Directors and other stockholder business proposed to be transacted at stockholder meetings must be timely received by the Company in a proper written form which meets the prescribed content requirements. The Certificate of Incorporation and Bylaws of the Company prohibit stockholders from taking any action by written consent.

     Classification of Directors. The Company's Certificate of Incorporation and Bylaws provide that the directors of the Company shall be divided into three classes as equal in number as possible serving three-year terms.

     Limitation of Director Liability. Section 102(b)(7) of the Delaware General Corporation Law ("Section 102(b)") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although
Section 102(b) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Company's Certificate of Incorporation limits the liability of directors to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Section 102(b). Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

     Indemnification. To the maximum extent permitted by law, the Company's Certificate of Incorporation and Bylaws provide for mandatory indemnification of directors, and permit indemnification of officers, employees and agents of the Company against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been a director, officer, employee or agent of the Company. In addition, the Company must advance or reimburse directors, and may advance or reimburse officers, employees and agents for expenses incurred by them in connection with indemnifiable claims.

     Section 203 of the Delaware General Corporation Law ("Section 203") generally provides that a stockholder acquiring more than 15 percent of the outstanding voting stock of a corporation subject to the statute (an "Interested Stockholder") but less than 85 percent of such stock may not engage in certain "Business Combinations" with the corporation for a period of three years after the date on which the stockholder became an Interested Stockholder unless (i) prior to such date, the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder, or (ii) the Business Combination is approved by the corporation's board of directors and authorized at a stockholders' meeting by a vote of at least two-thirds of the corporation's outstanding voting stock not owned by the Interested Stockholder. Under Section 203, these restrictions will not apply to certain Business Combinations proposed by an Interested Stockholder following the earlier of the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who was not an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of the corporation's board of directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an Interested Stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

     Section 203 defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder, including transactions in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, such as mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest in the corporation directly or indirectly owned by the Interested Stockholder, or transactions in which the Interested Stockholder receives certain other benefits.

     The provisions of Section 203, together with the ability of the Company's Board of Directors to issue Preferred Stock without further stockholder action, could delay or frustrate the removal of incumbent directors or a change in control of the Company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of stockholders. The Company's stockholders, by adopting an amendment to the Company's Certificate of Incorporation or Bylaws, may elect not to be governed by Section 203 effective 12 months after such adoption. Neither the

Company's Certificate of Incorporation nor Bylaws currently exclude the Company from the restrictions imposed by Section 203.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

STOCKHOLDERS AGREEMENT

     The Company and certain of its stockholders who hold an aggregate of approximately 9,669,616 shares of Common Stock are parties to a Stockholders Agreement which provides that the Board of Directors of Aronex shall consist of nine members, divided into three classes designated as Class I, Class II and Class III. The Stockholders Agreement provides that of the nine directors, three shall be designated by certain former Triplex stockholders, three shall be designated by certain former Argus stockholders, one shall be designated by Genzyme, one shall be designated by certain former Oncologix stockholders, and one shall be the president of the Company elected by the Board of Directors. Such agreement further provides that the three directors designated by the former Triplex stockholders shall be equally apportioned among the three director classes so that one of such directors shall be included in each class. Any vacancy occurring on the board by reason of death, disability or retirement, resignation, removal or otherwise shall be filled by a new director designated by the stockholders who are entitled to designate the director who is no longer on the board. Of the Company's current directors, Ronald J. Brenner, John F. Chappell and Gregory F. Zaic are designees of the former Triplex stockholders, Gabriel Lopez-Berestein, George B. Mackaness and Martin P. Sutter are designees of the former Argus stockholders and Geoffrey F. Cox is the designee of Genzyme; and James M. Chubb serves as a member of the board as the Company's President. The Board of Directors currently has one vacancy, which the former Oncologix stockholders are entitled to designate. Each stockholder who is a party of the Stockholders Agreement has agreed to vote all of his shares of Common Stock in favor of the election as a director of the individuals designated for election in accordance with the Stockholders Agreement. The Stockholders Agreement shall continue in effect until the later of (i) the completion of the second annual meeting of stockholders of the Company after September 11, 1995 and (ii) September 11, 1997. See "Risk Factors -- Control by Existing Stockholders."

REGISTRATION RIGHTS

     The Company entered into registration rights agreements dated September 1, 1986 with Dr. Jim Klostergaard and Dr. Gabriel Lopez-Berestein. Pursuant to such Agreements, Drs. Klostergaard and Lopez-Berestein have unlimited "piggyback" registration rights with respect to the shares of Common Stock owned by them. These rights, which are exercisable in connection with this offering, have been or will be waived by Drs. Klostergaard and Lopez-Berestein in connection with this offering. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to restrict the number of shares offered in a registration.

     Pursuant to a registration rights agreement dated August 2, 1989, holders of approximately 4,900,000 shares of Common Stock and of warrants to purchase 120,701 shares of Common Stock have the right to demand up to three registrations of the Registrable Securities (as defined in the agreement) under the Securities Act and unlimited piggyback registration rights. These demand registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares offered in such registration and to require a lock-up of shares not included in such registration and the right of the Company to refuse a registration under certain conditions, such as the six-month period immediately following effectiveness of a registration statement and the ninety-day period preceding an expected filing of a registration statement. If the Company proposes an offering of Registrable Securities, either for its own account or for other stockholders exercising such registration rights, the other holders of these rights are entitled to notice of the contemplated registration and an opportunity to include their securities in such registration. The Company must use its best efforts to effect such registration, with certain limitations. Furthermore, the Company is required to pay the associated registration expenses, excluding the underwriting discounts and sales commis-sions, for the holders exercising such registration rights. These registration rights have been or will be waived in connection with this offering.

     In addition, Genzyme has one demand registration right, which requires Aronex to register all shares of Common Stock that Genzyme currently holds or may acquire in the future. Genzyme has agreed not to sell its shares of Common Stock prior to March 11, 1997, subject to certain exceptions. See "Shares Eligible for Future Sale."

     In connection with the Triplex merger, the Company granted the former stockholders of Triplex unlimited piggyback registration rights which provide that, if Aronex proposes an offering of Common Stock, either for its own account or for other stockholders exercising registration rights, the holders of the rights are entitled to notice of the contemplated registration and an opportunity to include their Common Stock in such registration, subject to certain limitations. These registration rights have been or will be waived in connection with this offering. Such stockholders have agreed not to sell their shares of Common Stock prior to March 11, 1997, subject to certain exceptions. See "Shares Eligible for Future Sale."

     In connection with the Company's settlement of a lawsuit with the HealthCare Ventures Partnerships, the Company agreed to register the resale of the 1,063,103 shares issued to the HealthCare Ventures Partnerships in exchange for Oncologix Warrants in such settlement. The terms of such agreement require the registration statement covering the resale of such Common Stock to be effective no later than March 11, 1997. See "Shares Eligible for Future Sale."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, there will be 27,924,998 shares of Common Stock outstanding, 25,965,284 of which will be eligible for public sale without restriction under the Securities Act (except for shares held by affiliates of the Company, and certain former affiliates of Triplex and Oncologix whose shares may be sold subject to the volume limitations and certain other provisions of Rule 144 under the Securities Act). The remaining 1,959,714 shares of Common Stock are restricted securities that were issued in reliance on exemptions from the registration requirements of the Securities Act, and may not be resold unless such resale is registered under the Securities Act or is made under Rule 144 or another exemption from the registration requirements of the Securities Act.

     Certain Aronex stockholders holding approximately 3,176,321 shares of Common Stock (the "locked-up former Argus stockholders"), and certain of the former Triplex stockholders who acquired 6,872,416 shares of Common Stock in the Company's merger with Triplex (the "locked-up former Triplex stockholders"), have executed lock-up agreements which provide that until March 11, 1997, such stockholders will not, subject to certain limited exceptions and the exception discussed below, offer, sell, contract to sell, grant an option to purchase or otherwise dispose of any of their shares of Common Stock held prior to or acquired in the merger with Triplex without the written consent of Aronex. The lock-up agreements provide that, in the event that certain stockholders of Aronex who held in excess of 5% of the outstanding Common Stock prior to the merger with Triplex and who did not sign a substantially similar lock-up agreement as a result of the merger, sell any shares of Common Stock held by them prior to March 11, 1997 (each a "Selling Stockholder"), the locked-up former Argus stockholders may sell shares of Common Stock otherwise subject to the lock-up agreements in an aggregate amount equal to the number of shares sold by the Selling Stockholder, and the locked-up former Triplex stockholders may sell shares of Common Stock otherwise subject to the lock-up agreements in the same amount. One such Aronex stockholder, which owns 2,015,000 shares of Common Stock, has not signed a lock-up agreement with the Company. Another such Aronex stockholder, which owns 1,533,928 shares of Common Stock, has executed a 180-day lock-up agreement with the Company and the Representatives described below. The Company has agreed not to waive or amend these lock-up agreements for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Certain Aronex stockholders holding approximately 1,917,103 shares of Common Stock have executed a lock-up agreement with provides that until March 11, 1997, such stockholders will not offer, sell, contract to sell, grant an option to purchase or otherwise dispose of any of their shares of Common Stock without the written consent of Aronex, subject to certain limited exceptions. The Company has agreed not to waive or amend this lock-up agreement for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     The Company's directors, executive officers and certain principal stockholders holding in the aggregate 8,016,362 shares of Common Stock (including 6,354,943 shares that are subject to a lock-up agreement that expires March 11, 1997) have agreed that they will not, with certain limited exceptions, directly or indirectly offer to sell, sell or otherwise dispose of any shares of Common Stock of the Company owned by them without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, for a period of 180 days after the date of this Prospectus. In addition, the Company has agreed that for a period of 180 days after the date of this Prospectus it will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, directly or indirectly offer to sell, issue, distribute or otherwise dispose of any equity securities or any options, rights or warrants with respect to any equity securities, except for (i) shares of Common Stock offered hereby, (ii) shares of Common Stock issued pursuant to the exercise of outstanding options and warrants disclosed in this Prospectus, (iii) options granted after the date of this Prospectus under the Company's stock option plans, and (iv) shares of Common Stock issued in connection with acquisitions of the assets or securities of other businesses completed before the date of this Prospectus.

     The holders of approximately 5,137,672 shares of Common Stock (approximately 18.6 % of the Common Stock to be outstanding after this offering) have rights to demand the registration of such shares under the Securities Act. In addition, the Company has agreed to effect the registration of the resale of an additional 1,063,103 shares of Common Stock under a registration statement to be effective no later than March 11, 1997. The exercise of registration rights may adversely affect the market price of the Common Stock or, in the event the Company is required to include the shares of holders exercising registration rights in registrations initiated by the Company, may affect the Company's ability to raise funds in the public market in the future. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     Subject to certain terms and conditions contained in the Underwriting Agreement, the syndicate of underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation and Furman Selz LLC are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company an aggregate of 6,000,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                                     NUMBER
                                   UNDERWRITERS                                     OF SHARES
Donaldson, Lufkin & Jenrette Securities Corporation...............................
Furman Selz LLC...................................................................
                                                                                     --------
          Total...................................................................  6,000,000
                                                                                     ========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed

$          per share. The Underwriters may allow, and such dealers may reallow,
a discount not in excess of $          per share on sales to any other
Underwriter and certain other dealers.

     The Company has granted to the Underwriters an option to purchase up to 900,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting discounts and commissions solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     In accordance with applicable rules of the NASD, no NASD member participating in the distribution is permitted to confirm sales to accounts over which it exercises discretionary authority without prior written consent, and, accordingly, each Underwriter intends to abide by such rules.

     In connection with this offering, certain Underwriters (and selling group members) may engage in passive market making transactions in the Common Stock on The Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934 (the "Exchange Act"). Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A generally prohibits underwriters and selling group members engaged in passive market making from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each Underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

     The Company's directors, executive officers and certain principal stockholders have agreed that they will not, with certain limited exceptions, directly or indirectly offer to sell, sell or otherwise dispose of any shares of Common Stock of the Company owned by them without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, for a period of 180 days after the date of this Prospectus. In addition, the Company has agreed that for a period of 180 days after the date of this Prospectus it will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, directly or indirectly offer to sell, issue, distribute or otherwise dispose of any equity securities or any options, rights or warrants with respect to any equity securities, except for (i) shares of Common Stock offered hereby, (ii) shares of Common Stock issued pursuant to the exercise of outstanding options and warrants disclosed in this Prospectus, (iii) options granted after the date of this Prospectus under the Company's stock option plans, and (iv) shares of Common Stock issued in connection with acquisitions of the assets or securities of other businesses completed before the date of this Prospectus. The Company has also agreed not to waive or amend any lock-up agreements to which it is a party for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Furman Selz LLC provided investment banking and financial advisory services to the Company in connection with the Mergers, for which it received customary compensation.

                                 LEGAL MATTERS

     The validity of the shares to be offered hereby will be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas. Certain matters relating to the offering will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Dallas, Texas.

                                    EXPERTS

     The financial statements included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, it files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") in Washington, D.C. Such reports, proxy statements and other information may be inspected, without charge, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and on request, at the Commission's regional offices at 75 Park Place, 14th Floor, New York, New York 10007 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including any amendments thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus regarding the contents of any contract or document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed with the Commission by the Company, are incorporated herein by reference and made a part hereof:

          (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended; and


          (ii) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996; and



          (iii) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed April 23, 1992, including any amendments and reports filed for the purpose of updating such description.


     Any statements contained in a document incorporated by reference herein shall be deemed modified, replaced or superseded for all purposes of this Prospectus to the extent that a statement contained herein modifies, replaces or supersedes such statement. Any such statement so modified, replaced or superseded shall not be deemed, except as so modified, replaced or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephonic requests for copies should be directed to the Company's principal office: Aronex Pharmaceuticals, Inc., 3400 Research Forest Drive, The Woodlands, Texas, 77381, Attention: Investor Relations, telephone: (713) 367-1666.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants..............................................  F-2
Balance Sheets as of December 31, 1994 and 1995.......................................  F-3
Statements of Operations for the Years ended December 31, 1993, 1994 and 1995, and for the Period from Inception (June 13, 1986) through December 31, 1995.................  F-4
Statements of Stockholders' Equity for the Period from Inception (June 13, 1986)
  through December 31, 1995...........................................................  F-5
Statements of Cash Flows for the Years ended December 31, 1993, 1994 and 1995, and for the Period from Inception (June 13, 1986) through December 31, 1995.................  F-7
Notes to Financial Statements.........................................................  F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Aronex Pharmaceuticals, Inc.:

     We have audited the accompanying balance sheets of Aronex Pharmaceuticals, Inc. (a Delaware corporation in the development stage), as of December 31, 1994 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995 and for the period from inception (June 13, 1986) through December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aronex Pharmaceuticals, Inc., as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 and for the period from inception (June 13, 1986) through December 31, 1995, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

The Woodlands, Texas
March 7, 1996

                          ARONEX PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS
                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1994         1995
Current assets:
  Cash and cash equivalents............................................  $  1,426     $  7,781
  Short-term investments...............................................     7,006        2,480
  Accounts receivable -- affiliates....................................       313          345
  Prepaid expenses and other assets....................................       102          288
                                                                         --------     --------
          Total current assets.........................................     8,847       10,894
Long-term investments..................................................     1,587        1,754
Furniture, equipment and leasehold improvements, net of accumulated
  depreciation of $1,183 and $1,928, respectively......................     2,174        2,832
Investment in affiliate................................................       350           50
                                                                         --------     --------
          Total assets.................................................  $ 12,958     $ 15,530
                                                                         ========     ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses................................  $    475     $  1,478
  Accrued payroll......................................................       294          161
  Current portion of notes payable -- related party....................       100           87
  Current portion of other notes payable...............................       178          211
  Current portion of obligations under capital leases..................        33           25
                                                                         --------     --------
          Total current liabilities....................................     1,080        1,962
Long-term obligations:
  Notes payable -- related party, net of current portion...............       298          211
  Other notes payable, net of current portion..........................       657          446
  Obligations under capital leases, net of current portion.............        12           41
  Deferred revenue.....................................................       251          876
                                                                         --------     --------
          Total long-term obligations..................................     1,218        1,574
Commitments and Contingencies
Stockholders' equity:
  Preferred stock $.001 par value, 10,000,000 shares authorized, none
     issued............................................................        --           --
  Common stock $.001 par value, 75,000,000 shares authorized,
     10,404,951 and 20,760,112 shares issued and outstanding,
     respectively......................................................        10           21
  Additional paid-in capital...........................................    38,215       56,331
  Common stock warrants................................................        --        1,488
  Treasury stock.......................................................        --          (11)
  Deferred compensation................................................      (496)      (1,536)
  Unrealized loss on investments.......................................      (315)        (116)
  Deficit accumulated during development stage.........................   (26,754)     (44,183)
                                                                         --------     --------
          Total stockholders' equity...................................    10,660       11,994
          Total liabilities and stockholders' equity...................  $ 12,958     $ 15,530
                                                                         ========     ========

   The accompanying notes are an integral part of these financial statements.

                          ARONEX PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS
             (ALL AMOUNTS IN THOUSANDS, EXCEPT LOSS PER SHARE DATA)

                                                                                          PERIOD
                                                                                           FROM
                                                                                        INCEPTION
                                                                                        (JUNE 13,
                                                                                          1986)
                                                        YEARS ENDED DECEMBER 31,         THROUGH
                                                     ------------------------------    DECEMBER 31,
                                                      1993       1994        1995          1995
Revenues:
  Interest income..................................  $   217    $   534    $    452      $  1,830
  Research and development grants and contracts....       48        197       1,248         1,539
                                                     -------    -------    --------      --------
          Total revenues...........................      265        731       1,700         3,369
                                                     -------    -------    --------      --------
Expenses:
  Research and development.........................    4,491      7,637       8,347        28,785
  Purchase of in-process research and
     development...................................       --         --       8,383         8,383
  General and administrative.......................    1,876      1,950       2,215         9,543
  Interest expense.................................      123        196         184           841
                                                     -------    -------    --------      --------
          Total expenses...........................    6,490      9,783      19,129        47,552
                                                     -------    -------    --------      --------
Net loss...........................................  $(6,225)   $(9,052)   $(17,429)     $(44,183)
                                                     =======    =======    ========      ========
Loss per share.....................................  $  (.86)   $  (.88)   $  (1.34)
                                                     =======    =======    ========
Weighted average shares used in computing loss
  per share........................................    7,208     10,306      12,976
                                                     =======    =======    ========

   The accompanying notes are an integral part of these financial statements.

                          ARONEX PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENTS OF STOCKHOLDERS' EQUITY
    FOR THE PERIOD FROM INCEPTION (JUNE 13, 1986) THROUGH DECEMBER 31, 1995
                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                              UNREALIZED     DEFICIT
                                                                               LOSS ON     ACCUMULATED
                    COMMON STOCK       ADDITIONAL    COMMON                   AVAILABLE      DURING                     TOTAL
                 -------------------    PAID-IN      STOCK       DEFERRED      FOR SALE    DEVELOPMENT   TREASURY   STOCKHOLDERS'
                   SHARES     AMOUNT    CAPITAL     WARRANTS   COMPENSATION   SECURITIES      STAGE       STOCK        EQUITY
Sale of Common
  Stock for
  cash, August
  through
  December 1986
  ($.8198 per
  share).......     366,667    $   1    $    300    $    --      $     --       $   --      $      --      $ --       $     301
Issuance of
  Common Stock
  for license
  agreement
  rights,
  October 1986
  ($.003 per
  share).......     121,212       --           1         --            --           --             --        --               1
Net loss.......          --       --          --         --            --           --            (40)       --             (40)
                 ----------      ---     -------    -------       -------        -----       --------      ----        --------
Balance at
  December 31,
  1986.........     487,879        1         301         --            --           --            (40)       --             262
Issuance of
  Common Stock
  in exchange
  for 8%
  convertible
  notes, May
  1987 ($1.65
  per share)...     181,818       --         300         --            --           --             --        --             300
Net loss.......          --       --          --         --            --           --           (216)       --            (216)
                 ----------      ---     -------    -------       -------        -----       --------      ----        --------
Balance at
  December 31,
  1987.........     669,697        1         601         --            --           --           (256)       --             346
Warrants issued
  to purchase
  22,728 shares
  of Common
  Stock........          --       --          --         --            --           --             --        --              --
Issuance of
  Common Stock
  for cash,
  September and
  December 1988
  ($.033 per
  share).......     260,606       --           8         --            --           --             --        --               8
Net loss.......          --       --          --         --            --           --           (832)       --            (832)
                 ----------      ---     -------    -------       -------        -----       --------      ----        --------
Balance at
  December 31,
  1988.........     930,303        1         609         --            --           --         (1,088)       --            (478)
Issuance of
  Common Stock
  for cash,
  July and
  August 1989
  ($.033 per
  share).......     316,364       --          10         --            --           --             --        --              10
Issuance of
  Common Stock
  for cash,
  August 1989
  ($1.815 per
  share).......   2,440,771        3       4,427         --            --           --             --        --           4,430
Issuance of
  Common Stock
  for key man
  life
  insurance
  policies,
  December 1989
  ($1.815).....       7,724       --          14         --            --           --             --        --              14
Net loss.......          --       --          --         --            --           --           (942)       --            (942)
                 ----------      ---     -------    -------       -------        -----       --------      ----        --------
Balance at
  December 31,
  1989.........   3,695,162    $   4    $  5,060    $    --      $     --       $   --      $  (2,030)     $ --       $   3,034
Stock options
  exercised,
  January 1990
  ($.33 per
  share).......          61       --          --         --            --           --             --        --              --
Warrants issued
  to purchase
  19,828 shares
  of Common
  Stock........          --       --          --         --            --           --             --        --              --
Net loss.......          --       --          --         --            --           --         (1,825)       --          (1,825)
                 ----------      ---     -------    -------       -------        -----       --------      ----        --------
Balance at
  December 31,
  1990.........   3,695,223        4       5,060         --            --           --         (3,855)       --           1,209
Stock options
  exercised,
  May 1991
  ($.33 per
  share).......         151       --          --         --            --           --             --        --              --
Issuance of
  Common Stock
  for cash and
  notes payable
  including
  accrued
  interest of
  $96,505,
  October 1991
  ($3.63 per
  share).......   1,192,191        1       4,327         --            --           --             --        --           4,328
Deferred
  compensation
  relating to
  certain stock
  options......          --       --         326         --          (326)          --             --        --              --
Compensation
  expense
  related to
  stock
  options......          --       --          --         --           138           --             --        --             138
Net loss.......          --       --          --         --            --           --         (2,914)       --          (2,914)
                 ----------      ---     -------    -------       -------        -----       --------      ----        --------
Balance at
  December 31,
  1991.........   4,887,565        5       9,713         --          (188)          --         (6,769)       --           2,761
Stock options
  exercised,
  January,
  April, May,
  October and
  December 1992
  ($.33 per
  share).......      74,395       --          24         --            --           --             --        --              24
Stock warrants
  exercised
  April, May
  and August
  1992 ($1.815
  per share)...      22,728       --          41         --            --           --             --        --              41

                          ARONEX PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENTS OF STOCKHOLDERS' EQUITY
    FOR THE PERIOD FROM INCEPTION (JUNE 13, 1986) THROUGH DECEMBER 31, 1995
                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                              UNREALIZED     DEFICIT
                                                                               LOSS ON     ACCUMULATED
                     COMMON STOCK      ADDITIONAL    COMMON                   AVAILABLE      DURING                     TOTAL
                  ------------------    PAID-IN      STOCK       DEFERRED      FOR SALE    DEVELOPMENT   TREASURY   STOCKHOLDERS'
                    SHARES    AMOUNT    CAPITAL     WARRANTS   COMPENSATION   SECURITIES      STAGE       STOCK        EQUITY
Issuance of
  Common Stock
  for cash in
  initial public
  offering, July
  1992 ($7.00
  per share)....   1,700,000       2      10,658         --            --           --             --        --          10,660
Deferred
  compensation
  relating to
  certain stock
  options.......          --      --       1,644         --        (1,644)          --             --        --              --
Compensation
  expense
  related to
  stock
  options.......          --      --          --         --           460           --             --        --             460
Net loss........          --      --          --         --            --           --         (4,708)       --          (4,708)
                  ----------     ---     -------    -------       -------        -----       --------      ----        --------
Balance at
  December 31,
  1992..........   6,684,688   $   7    $ 22,080    $    --      $ (1,372)      $   --      $ (11,477)     $ --       $   9,238
Issuance of
  Common Stock
  for
 compensation...      10,000      --          51         --            --           --             --        --              51
Warrants issued
  to purchase
  100,344 shares
  of Common
  Stock.........          --      --          --         --            --           --             --        --              --
Stock options
  exercised,
  February and
  November 1993
  ($.33 per
  share)........      28,930      --           9         --            --           --             --        --               9
Issuance of
  Common Stock
  for cash,
  September 1993
  ($7.00 per
  share)........     714,286      --       4,538         --            --           --             --        --           4,538
Issuance of
  Common Stock
  for cash in
  secondary
  public
  offering
  November and
  December 1993
  ($4.50 per
  share)........   2,804,500       3      11,461         --            --           --             --        --          11,464
Compensation
  expense
  related to
  stock
  options.......          --      --          --         --           396           --             --        --             396
Net loss........          --      --          --         --            --           --         (6,225)       --          (6,225)
                  ----------     ---     -------    -------       -------        -----       --------      ----        --------
Balance at
  December 31,
  1993..........  10,242,404      10      38,139         --          (976)          --        (17,702)       --          19,471
Deferred
  compensation
  relating to
  certain stock
  options.......          --      --          66         --           (66)          --             --        --              --
Stock options
  exercised,
  January
  through
  October 1994
  ($.33 per
  share)........      30,222      --          10         --            --           --             --        --              10
Warrants issued
  to purchase
  1,075 shares
  of Common
  Stock.........          --      --          --         --            --           --             --        --              --
Issuance of
  additional
  shares of
  Common Stock
  pursuant to
  collaborative
  agreement (see
  Note 5).......     132,325      --          --         --            --           --             --        --              --
Compensation
  expense
  related to
  stock
  options.......          --      --          --         --           546           --             --        --             546
Unrealized loss
  on
  available-for-sale
  securities....          --      --          --         --            --         (315)            --        --            (315)
Net loss........          --      --          --         --            --           --         (9,052)       --          (9,052)
                  ----------     ---     -------    -------       -------        -----       --------      ----        --------
Balance at
  December 31,
  1994..........  10,404,951   $  10    $ 38,215    $    --      $   (496)      $ (315)     $ (26,754)     $ --       $  10,660
Deferred
  compensation
  relating to
  certain stock
  options.......          --      --       1,380         --        (1,380)          --             --        --              --
Stock options
  exercised,
  January
  through
  December 1995
  ($.33 per
  share)........      73,917      --          24         --            --           --             --        --              24
Issuance of
  Common Stock
  and warrants
  pursuant to
  merger
  agreements
  (see Note
  4)............   7,736,872       8      11,107      2,844            --           --             --        --          13,959
Warrants
  exercised
  ($2.25 per
  share)........   1,411,228       2       3,401       (226 )          --           --             --        --           3,177
Issuance of
  Common Stock
  pursuant to
  settlement
  agreement (see
  Note 4).......   1,063,103       1       2,045     (1,130 )          --           --             --        --             916
Issuance of
  Common Stock
  for services
  rendered......      75,000      --         159         --            --           --             --        --             159
Treasury stock
  purchased
  ($2.21 per
  share)........      (4,959)     --          --         --            --           --             --       (11)            (11)
Compensation
  expense
  related to
  stock
  options.......          --      --          --         --           340           --             --        --             340
Unrealized gain
  on
  available-for-sale
  securities....          --      --          --         --            --          199             --        --             199
Net loss........          --      --          --         --            --           --        (17,429)       --         (17,429)
                  ----------     ---     -------    -------       -------        -----       --------      ----        --------
Balance at
  December 31,
  1995..........  20,760,112   $  21    $ 56,331    $ 1,488      $ (1,536)      $ (116)     $ (44,183)     $(11)      $  11,994
                  ==========     ===     =======    =======       =======        =====       ========      ====        ========

                          ARONEX PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                       PERIOD FROM
                                                                                        INCEPTION
                                                                                        (JUNE 13,
                                                      YEARS ENDED DECEMBER 31,        1986) THROUGH
                                                   -------------------------------    DECEMBER 31,
                                                    1993        1994        1995          1995
Cash flows from operating activities:
  Net loss.......................................  $(6,225)   $ (9,052)   $(17,429)     $   (44,183)
  Adjustments to reconcile net loss to net cash
     used in operating activities
     Depreciation and amortization...............      307         515         749            1,951
  Compensation expense related to stock and stock
     options.....................................      447         546         499            2,089
  Charge for purchase of in-process research and
     development.................................       --          --       8,383            8,383
  Changes in assets and liabilities --
     Decrease (increase) in prepaid expenses and
       other assets..............................       36         (11)         (1)            (103)
     Increase in accounts
       receivable -- affiliates..................       --        (313)        (32)            (345)
     Increase in accounts payable and accrued
       expenses..................................      112         235         796            1,566
     Increase in deferred revenue................       --         251         272              523
  Accrued interest payable converted to stock....       --          --          --               97
                                                   -------    --------    --------         --------
          Net cash used in operating
            activities...........................   (5,323)     (7,829)     (6,763)         (30,022)
Cash flows from investing activities:
  Net sales (purchases) of investments...........      584      (1,069)     10,094            1,501
  Purchase of furniture, equipment and leasehold
     improvements................................     (723)     (1,235)       (137)          (3,513)
  Unrealized gain (loss) on investment...........       --        (315)        199             (116)
  Acquisition costs, net of cash received of
     $947,000....................................       --          --        (270)            (270)
  Loss in affiliate..............................       --         150         300              450
  Investment in affiliate........................       --        (500)         --             (500)
                                                   -------    --------    --------         --------
          Net cash provided by (used in)
            investing activities.................     (139)     (2,969)     10,186           (2,448)
Cash flows from financing activities:
  Proceeds from notes payable....................      609         392          64            2,672
  Repayment of notes payable and principal
     payments under capital lease obligations....     (196)       (296)       (321)          (1,652)
  Purchase of treasury stock.....................       --          --         (11)             (11)
  Proceeds from issuance of stock................   16,011          10       3,200           39,242
                                                   -------    --------    --------         --------
          Net cash provided by financing
            activities...........................   16,424         106       2,932           40,251
                                                   -------    --------    --------         --------
Net increase (decrease) in cash and cash
  equivalents....................................   10,962     (10,692)      6,355            7,781
Cash and cash equivalents at beginning of
  period.........................................    1,156      12,118       1,426               --
                                                   -------    --------    --------         --------
Cash and cash equivalents at end of period.......  $12,118    $  1,426    $  7,781      $     7,781
                                                   =======    ========    ========         ========
Supplemental disclosures of cash flow
  information:
  Cash paid during the period for interest.......  $   123    $    196    $    184      $       728
Supplemental schedule of noncash financing
  activities:
  Conversion of notes payable and accrued
     interest to Common Stock....................  $    --    $     --    $     --      $     3,043

   The accompanying notes are an integral part of these financial statements.

                          ARONEX PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

     Aronex Pharmaceuticals, Inc. ("Aronex" or the "Company") was incorporated in Delaware on June 13, 1986 and merged with Triplex Pharmaceutical Corporation and Oncologix, Inc. effective September 11, 1995 (see Note 4). Aronex is a development stage company which has devoted substantially all of its efforts to research and product development and has not yet generated any significant revenues, nor is there any assurance of future revenues. In addition, the Company expects to continue to incur losses for the foreseeable future and there can be no assurance that the Company will successfully complete the transition from a development stage company to successful operations. The research and development activities engaged in by the Company involve a high degree of risk and uncertainty. The ability of the Company to successfully develop, manufacture and market its proprietary products is dependent upon many factors. These factors include, but are not limited to, the need for additional financing, attracting and retaining key personnel and consultants, and successfully developing manufacturing, sales and marketing operations. The Company's ability to develop these operations may be immensely impacted by uncertainties related to patents and proprietary technologies, technological change and obsolescence, product development, competition, government regulations and approvals, health care reform and product liability exposure. Additionally, the Company is reliant upon collaborative arrangements for research, contractual agreements with corporate partners, and its exclusive license agreements with M.D. Anderson Cancer Center ("MD Anderson"), and an affiliate of the Baylor College of Medicine ("Baylor"). Further, during the period required to develop these products, the Company will require additional funds which may not be available to it. The Company expects that its existing cash resources will be sufficient to fund its cash requirements through mid-1997. Accordingly, there can be no assurance of the Company's future success.

2. ACCOUNTING POLICIES

  Cash, Cash Equivalents and Short- and Long-Term Investments

     The Company has adopted Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." Debt and equity securities that the Company has the intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Debt and equity securities that are held for current resale are classified as "trading securities" and reported at fair value with unrealized gains and losses included in earnings. Debt and equity securities not classified as either "securities held to maturity" or "trading securities" are classified as "securities available for sale" and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. The adoption of SFAS 115 did not have a material effect on the Company's financial position or results of operations.

     Cash and cash equivalents include money market accounts and investments with an original maturity of less than three months. At December 31, 1995, all securities held to maturity consist of high-grade commercial paper and U.S. Government backed securities with a maturity date of less than one year and have a carrying value of $2,480,000, which approximates fair market value and cost. Available for sale securities are U. S. mortgage backed securities with various maturity dates over the next several years that have an amortized cost of $1,870,000, a fair market value of $1,754,000 and a gross unrealized loss of $116,000 at December 31, 1995. The Company currently has no trading securities.

  Furniture, Equipment and Leasehold Improvements

     Furniture and equipment consists of laboratory and office equipment. Furniture and equipment are carried at cost and depreciation is calculated on the straight-line method using a five-year estimated useful life. Leasehold improvements are amortized on the straight-line method over the shorter of the life of the lease

                          ARONEX PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

or a five-year estimated useful life. Maintenance and repairs that do not improve or extend the life of assets are expensed as incurred. Expenditures which improve or extend the life of assets are capitalized.

     A summary of furniture, equipment and leasehold improvements is as follows (in thousands):

                                                                        1994        1995
    Office furniture and equipment...................................  $   430     $   527
    Laboratory equipment.............................................    1,573       2,769
    Leasehold improvements...........................................    1,354       1,464
                                                                       -------     -------
                                                                         3,357       4,760
    Less accumulated depreciation and amortization...................   (1,183)     (1,928)
                                                                       -------     -------
      Furniture, equipment and leasehold improvements, net...........  $ 2,174     $ 2,832
                                                                       =======     =======

     At December 31, 1994 and 1995, the cost of computer and laboratory equipment held under capital leases aggregated $147,000, and $108,000, respectively. All furniture, equipment and leasehold improvements have been pledged as collateral on notes payable and capital leases.

  Revenue Recognition

     Research and development grant and contract revenues are recognized as expenses for development activities are incurred and the related work is performed under the terms of the contracts. Any revenue contingent upon future performance by the Company is deferred and recognized as the performance is completed. Any revenues resulting from the achievement of milestones are recognized when the milestones are achieved.

  Research and Development

     Costs incurred in connection with research and development activities are expensed as incurred. These costs consist of direct and indirect costs associated with specific projects as well as fees paid to various entities that perform certain research on behalf of the Company.

  Loss Per Share

     Loss per share has been computed by dividing net loss by the weighted average number of shares of Common Stock outstanding during the periods. The weighted average number of shares of Common Stock used in the computation of loss per share was 7,208,000, 10,306,000, and 12,976,000 for the years ended 1993, 1994 and 1995, respectively, and 5,707,000 for the period from inception (June 13, 1986) to December 31, 1995. During the noted periods, all Common Stock equivalents were antidilutive.

  Presentation

     In April 1992, the stockholders approved a 1 for 3.3 reverse stock split. Retroactive effect has been given to the reverse stock split in stockholders' equity and in all per share data in the accompanying financial statements.

     Certain reclassifications have been made to December 31, 1994 balances to conform to current year presentation.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes a fair value based method of accounting for stock-based compensation issued to both employees and non-employees.

                          ARONEX PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Adoption of the fair value based method is not required. SFAS 123 allows for companies to continue to measure cost for such compensation using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). However, companies that elect to continue with accounting under APB 25 must provide certain pro forma disclosures, as if SFAS 123 had been applied. The accounting and disclosure requirements of SFAS 123 are effective for Aronex for the fiscal year 1996. Aronex is currently evaluating its alternatives under SFAS 123; however, its impact on operating results when initially adopted is expected to be immaterial.

  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to these financial statements related to the estimated fair value used in purchase accounting as discussed in Note 4.

3. INVESTMENT IN AFFILIATE

     In April 1994, the Company entered into assignment, sublicense, preferred stock purchase and drug development agreements with RGene Therapeutics, Inc. ("RGene"). RGene is involved in the development of novel gene therapy and other nucleic acid-based drugs using proprietary non-viral vectors as delivery systems. Under the terms of the assignment and sublicense agreements, Aronex assigned its rights to certain technology to RGene in return for common stock in RGene. Aronex also purchased $500,000 of RGene's preferred stock through a preferred stock purchase agreement. The common and preferred shares are not registered or actively traded and no readily available market exists for such shares.

     Under the drug development agreement, Aronex performs research and development of certain RGene projects and is reimbursed its cost plus overhead as defined in the agreement. The agreement has an initial term of three years and is subject to certain termination provisions. During 1994 and 1995, Aronex recorded $197,000 and $668,000 in revenue related to the drug development agreement.

4. MERGER AGREEMENTS WITH TRIPLEX PHARMACEUTICAL CORPORATION AND ONCOLOGIX, INC.

     On September 11, 1995, Aronex merged with Triplex Pharmaceutical Corporation and Oncologix, Inc. through two newly formed, wholly-owned subsidiaries pursuant to Agreements and Plans of Merger (the "Triplex Agreement" and the "Oncologix Agreement"). These acquisitions were accounted for under the purchase method of accounting in which the aggregate purchase price was allocated to the tangible and intangible assets acquired based on their relative fair values as of the date of the transaction. The excess of the estimated purchase price over the fair value of the net assets acquired, estimated by management at approximately $8.3 million, has been assigned to in-process research and development and recorded as an expense in the December 31, 1995 Statements of Operations.

     In connection with the Triplex Agreement, the Company issued the following to existing Triplex stockholders and option holders: (i) 6,882,872 shares of Common Stock, (ii) options to purchase 177,824 shares of Common Stock (see Note
6) and (iii) contingent stock issue rights to receive shares of Common Stock with a fair market value of up to $8.0 million, the conversion of which is contingent upon the satisfaction of conditions which relate to the licensing or development of certain products.

     In connection with the Triplex merger, the Company issued contingent rights (the "Triplex Contingent Stock Rights") to the former holders of Triplex stock and options entitling them to receive additional shares of

                          ARONEX PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Common Stock upon the occurrence of certain events. The Triplex Contingent Stock Rights entitle the former Triplex stock and option holders to receive shares of Common Stock with an aggregate fair market value at the time of issuance of $5.0 million (subject to certain adjustments) if the Company either (i) enters into an agreement on or before September 11, 1997 with respect to the licensing of a certain product whereby the Company receives at least $5.0 million in cash or an unconditional binding commitment for at least $5.0 million or (ii) obtains data from such clinical trials on or before September 11, 2000 that the Company's Board of Directors determines to be sufficient to file an NDA. In addition, the Triplex Contingent Stock Rights entitle the former Triplex stock and option holders to receive shares of Common Stock with an aggregate fair market value at the time of issuance of $3.0 million if the Company does not receive a minimum of $5.0 million in equity milestone payments from Genzyme on or before September 11, 1997 with respect to the development of a certain product. In no event, however, shall more than 7,000,194 shares of Common Stock (subject to adjustments in the event of stock splits, stock dividends or reclassification of the Common Stock) be issued pursuant to the Triplex Contingent Stock Rights.

     In connection with the Oncologix Agreement, the Company issued the following (i) 854,000 shares of Common Stock to certain Oncologix debt holders,
(ii) warrants (the "Warrants") to purchase approximately 18.0 million shares of Common Stock to Oncologix preferred stockholders, certain former employees and debt holders and (iii) contingent stock issue rights to receive shares of Common Stock with a fair market value of approximately $2.1 million, the conversion of which is contingent upon the satisfaction of conditions which relate to the licensing or development of certain products.

     The Warrants issued in connection with the Oncologix merger consist of three series of warrant rights to purchase approximately 4.7 million, 5.9 million and 7.4 million shares of Common Stock, respectively designated as Series A, Series B and Series C. The Series A, Series B and Series C components are exercisable at $2.25, $4.00 and $6.00 per share, respectively, and had initial expiration dates of December 1996, June 1998 and December 1999, respectively. Upon the failure to exercise a series of warrant rights prior to their expiration, the warrant holder forfeits all remaining rights under the terms of the Warrant.

     The terms of the Series A warrant rights provide that, subject to certain conditions, the Warrants are redeemable at the option of the Company at the redemption price of $0.01 per share of Common Stock purchasable. On October 26, 1995, the Company satisfied the requirements of the Warrant and gave notice that it would redeem the Series A warrant rights on December 29, 1995 (the "Redemption Date"). Subsequent to the notice of redemption, the Company granted the holders of warrant rights a five-day grace period with the effect that the Redemption Date was extended to January 2, 1996.

     During the fourth quarter of 1995, the Company issued 1,411,228 shares of Common Stock related to the exercise of the Series A portion of certain warrants in exchange for $3,175,263. At December 31, 1995, there were outstanding Warrants exercisable for approximately 9.4 million shares of Common Stock (approximately 1.4 million, 3.6 million and 4.4 million shares relating to the Series A, Series B and Series C exercise, respectively).

     In October 1995, the Company was named a defendant in a lawsuit filed by certain warrant holders challenging the redemption of the Warrants. To resolve this matter, the Company entered into an agreement in December 1995 which settled the lawsuit. In accordance with the settlement agreement the plaintiffs were issued 1,063,103 shares of Common Stock in exchange for 7,153,336 Warrants. The excess of the fair value of the common stock over the warrant value was charged to expense.

     Subsequent to December 31, 1995, certain Warrant holders exercised the Series A portion of their Warrants, resulting in the Company issuing 752,358 (unaudited) shares of Common Stock for $1,692,807 (unaudited). Additionally, certain Warrant holders exercised the Series B portion of their Warrants, resulting in the Company issuing 132,306 (unaudited) shares of Common Stock for $529,224 (unaudited). At

                          ARONEX PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

March 31, 1996, there were outstanding Warrants exercisable for 0.2 million (unaudited) shares of Common Stock upon the exercise of the Series A portion of such Warrants, which are in the process of being exercised. At March 31, 1996, there were Warrants outstanding for approximately 6.7 million (unaudited) shares of Common Stock (approximately 0.2 million (unaudited), 2.7 million (unaudited) and 3.8 million (unaudited) relating to the Series A, Series B and Series C exercise, respectively). These Warrants have a weighted average exercise price of $5.07 (unaudited).

     In connection with the Oncologix merger, the Company issued contingent rights (the "Oncologix Contingent Stock Rights") to certain Oncologix investors entitling them to receive additional shares of Common Stock upon the occurrence of certain events. The Oncologix Contingent Stock Rights entitle such former Oncologix investors to receive shares of Common Stock with a fair market value at the time of issuance of approximately $2.1 million if the Company receives at least $5.0 million in cash or an unconditional binding commitment for at least $5.0 million on or before September 11, 1997 relating to certain products. In no event, however, shall more than 4,270,000 shares of Common Stock (subject to certain adjustments) be issued pursuant to the Oncologix Contingent Stock Rights.

     The results of operations and the cash flows for Triplex and Oncologix have been included in the financial statements from the date of the acquisition. In allocating the purchase price, the assets acquired and liabilities assumed in connection with the mergers with Triplex and Oncologix have been initially assigned and recorded based on preliminary estimates of fair value and may be revised as additional information concerning the valuation of such assets and liabilities becomes available. As a result, the financial information included in the Company's financial statements is subject to adjustment as subsequent revisions in estimates of fair value, if any, are necessary.

     The following is an allocation of the purchase price of the tangible and intangible assets acquired based on their estimated fair value as of the date of acquisition:

                                                       TRIPLEX      ONCOLOGIX        TOTAL
    Common Stock issued...........................   $ 9,706,000    $1,195,000    $10,901,000
    Common Stock options issued...................       214,000            --        214,000
    Common Stock Warrants issued..................            --     2,844,000      2,844,000
    Costs and expenses of acquisition.............       570,000     1,564,000      2,134,000
    Liabilities assumed...........................       427,000            --        427,000
                                                     -----------    ----------    -----------
              Total purchase price................   $10,917,000    $5,603,000    $16,520,000
                                                     ===========    ==========    ===========
    Current assets................................   $ 6,844,000    $       --    $ 6,844,000
    Furniture, equipment and leasehold
      improvements................................     1,270,000            --      1,270,000
    Other assets..................................        23,000            --         23,000
    In-process research and development...........     2,780,000     5,603,000      8,383,000
                                                     -----------    ----------    -----------
              Total purchase price................   $10,917,000    $5,603,000    $16,520,000
                                                     ===========    ==========    ===========

                          ARONEX PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The following summary, prepared on an unaudited pro forma basis, presents the results of operations for the years ended December 31, 1994 and 1995 as if the mergers had occurred on January 1, 1994 and January 1, 1995, respectively.

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1994        1995
                                                                          (UNAUDITED)
    Pro forma revenues............................................   $  3,861    $   3,190
    Pro forma expenses............................................    (23,775)     (14,793)
                                                                     --------     --------
    Pro forma net loss............................................   $(19,914)   $ (11,603)
                                                                     ========     ========
    Pro forma net loss per share..................................   $  (1.23)   $   (0.64)
                                                                     ========     ========

     The unaudited summary pro forma results are not necessarily indicative of what actually would have occurred if the mergers had occurred on the above dates, nor is it necessarily indicative of future operating results.

5. NOTES PAYABLE AND OBLIGATIONS UNDER CAPITAL LEASES

     In June 1993, the Company entered into a master loan agreement for the financing of $1.0 million in furniture, office equipment and laboratory equipment acquisitions. Each loan is collateralized by the furniture and equipment and is payable in 48 monthly installments with a final installment at the end of the loan term not to exceed 20 percent of the purchase price at inception. During 1993 and 1994, the Company borrowed $607,000 and $392,000, respectively, through this agreement. In 1993 and 1994, in connection with the financing, the Company issued to the lender warrants to purchase 10,187 and 5,888 shares, respectively, of the Common Stock at an exercise price of $6.00 per share that expire in March 2000 and March 2001, respectively. No value was assigned to the warrants as the value of the warrants at the dates of issuance was de minimus.

     In July 1990 and October 1992, the Company borrowed $108,000 and $388,000, respectively, from a real estate company related to one of its stockholders to finance the construction of the Company's laboratory and office space. The Company executed promissory notes bearing interest at 10.5 and 12.5 percent per annum, respectively. The July 1990 note is payable in monthly installments of principal and interest over a five-year period ending July 1995. The October 1992 note, as amended, provides for payment of interest only through October 1994 and monthly payment of principal and interest from November 1994 through January 1999.

     Future principal payments under the master loan agreement and notes payable -- related party follows:

                                                                NOTE PAYABLE
YEAR ENDING                                                     MASTER LOAN      NOTES PAYABLE
DECEMBER 31,                                                     AGREEMENT       RELATED PARTY
   1996.......................................................    $211,000         $  87,000
   1997.......................................................     325,000            99,000
   1998.......................................................     121,000           112,000
                                                                  --------         ---------
   Total......................................................    $657,000         $ 298,000
                                                                  ========         =========

                          ARONEX PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The Company leases certain office and laboratory equipment under capital leases. The leases have effective interest rates ranging from 13.5 to 18 percent and mature at various dates through March 1999. Future payments under capital lease obligations are as follows:

YEAR ENDING
DECEMBER 31,                                                                     AMOUNT
   1996.....................................................................    $ 34,000
   1997.....................................................................      21,000
   1998.....................................................................      21,000
   1999.....................................................................       7,000
                                                                                --------
                                                                                  83,000
   Less Interest............................................................     (17,000)
                                                                                --------
   Lease Obligations........................................................    $ 66,000
                                                                                ========

6. STOCKHOLDERS' EQUITY

  Common Stock

     In July 1992, the Company, in an initial public offering, issued 1,700,000 shares of Common Stock for $7 a share, with the Company receiving net proceeds of approximately $10.7 million. In connection with a collaborative agreement entered into in September 1993 (described in Note 9), Genzyme Corporation ("Genzyme") made a $5 million equity investment in the Company which resulted in Genzyme's ownership of approximately 9 percent of the Company's outstanding Common Stock at the time the investment was made. In September 1994, the Company issued to Genzyme 132,325 additional shares which were contingent on certain stock performance criteria. Genzyme has agreed to make an additional $5 million equity investment in the Company if certain developmental goals of the collaborative agreement are achieved. In November 1993, the Company sold 2,500,000 shares of its Common Stock in a secondary public offering for $4.50 a share which, together with the over-allotment exercise for 304,500 shares of its Common Stock, raised net proceeds of approximately $11.5 million.

  Common Stock Warrants

     At December 31, 1995, the Company had warrants outstanding, relating to certain financing and leasing transactions, to purchase 121,247 shares of Common Stock at exercise prices ranging from $1.815 per share to $7.00 per share. The warrants expire at various dates through March 2001.

     The Company issued Warrants to purchase approximately 18.0 million shares of Common Stock in connection with the Oncologix merger. At December 31, 1995, Warrants to purchase 9.4 million shares of Common Stock remained outstanding at exercise prices ranging from $2.25 per share to $6.00 per share, expiring at various dates through December 1999 (see Note 4).

  Contingent Stock Rights

     In connection with the Triplex and Oncologix mergers, the Company issued $10.1 million contingent stock rights. At December 31, 1995, the $10.1 million contingent stock rights remain outstanding, contingent upon the development and licensing of certain products (see Note 4).

7.  STOCK OPTION PLANS

     During 1989, the Company's stockholders approved the 1989 Stock Option Plan (the "Plan"). The Plan, as amended in 1992, authorized the issuance of options covering the greater of (i) 750,000 shares of Common Stock or (ii) 10 percent of the shares of Common Stock outstanding on the last day of the preceding fiscal

                          ARONEX PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

quarter. The term of each option ranges from five to seven years from the date of grant. At December 31, 1995, 256,224 shares were available for future grant.

     A summary of stock option activity for the Plan follows:

                                                                 OPTIONS           PRICE
                                                               OUTSTANDING       PER SHARE
    Balance at December 31, 1992.............................     539,089      $ .33 to $7.44
      Granted................................................     137,000      $4.75 to $5.88
      Exercised..............................................     (33,930)              $ .33
      Forfeited..............................................      (3,924)     $ .33 to $7.44
                                                                ---------        ------------
    Balance at December 31, 1993.............................     638,235      $ .33 to $7.44
      Granted................................................     289,500      $2.13 to $5.88
      Exercised..............................................     (35,222)              $ .33
      Forfeited..............................................    (163,303)     $ .33 to $7.44
                                                                ---------        ------------
    Balance at December 31, 1994.............................     729,210      $ .33 to $7.44
      Granted, including options repriced....................   1,157,935      $ .02 to $3.50
      Options repriced.......................................     (21,000)     $3.50 to $7.44
      Exercised..............................................     (98,917)     $ .11 to $ .34
      Forfeited..............................................    (190,155)     $ .33 to $7.44
                                                                ---------        ------------
    Balance at December 31, 1995.............................   1,577,073      $ .02 to $7.44
                                                                =========        ============
    Exercisable at December 31, 1995.........................     533,352      $ .02 to $7.44
                                                                =========        ============

     During 1993, the Company adopted the 1993 Non-Employee Director Stock Option Plan. This plan authorizes the issuance of up to 250,000 shares of Common Stock. Options are issued at the fair market value of the Company's stock on the date of grant, vest 20 percent annually beginning one year from the date of issuance, and expire 10 years from the date of issuance. In 1995, the Board of Directors amended the plan, pending shareholder approval, to issue 25,000 shares to each board member who was not an employee. These options were fully vested when issued and were issued at less than fair market value at the date of grant.

     A summary of stock option activity for the non-employee director plan follows:

                                                                 OPTIONS           PRICE
                                                               OUTSTANDING       PER SHARE
    Balance at December 31, 1992.............................         --                   --
    Granted..................................................     90,000       $         5.50
                                                                 -------       --------------
    Balance at December 31, 1993.............................     90,000       $         5.50
    Forfeited................................................    (30,000)      $         5.50
                                                                 -------       --------------
    Balance at December 31, 1994.............................     60,000       $         5.50
    Granted..................................................    175,000       $         2.12
    Forfeited................................................    (30,000)      $         5.50
                                                                 -------       --------------
    Balance at December 31, 1995.............................    205,000       $2.12 to $5.50
                                                                 =======       ==============

     Total stock options outstanding at December 31, 1995 have a weighted average exercise price of $2.08 per share.

     The Company records deferred compensation for the difference between the grant price and the deemed fair value for financial statement presentation purposes related to options. Such amount totals $1.5 million, of

                          ARONEX PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

which $396,000 and $546,000 and $340,000 were charged to expense in 1993, 1994 and 1995, respectively, and the remainder will be amortized to expense over the remaining vesting periods of the options.

8. FEDERAL INCOME TAXES

     The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized differently in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates and laws in effect in the years in which the differences are expected to reverse. Deferred tax assets are evaluated for realization based on a more-likely-than-not criteria in determining if a valuation allowance should be provided.

     A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate for the periods ended December 31, 1993, 1994 and 1995, is as follows:

                                                                   1993      1994      1995
    Statutory rate................................................ (34.0)%  (34.0)%   (34.0)%
    Purchase of in-process research and development...............  --       --        16.4 %
    Stock option compensation not deductible......................   2.2 %    2.1 %     0.7 %
    Adjustment to deferred tax valuation allowance................  31.8 %   31.9 %    16.9 %
                                                                   -----    -----     -----
                                                                     0.0 %     0.0 %     0.0 %
                                                                   =====    ======    ======

     Significant components of the Company's net deferred tax asset at December 31, 1994 and 1995 are as follows:

                                                                  1994             1995
    Deferred tax assets relating to --
      Federal net operating loss carryforwards...............  $ 8,482,200     $ 19,426,600
      Book depreciation and amortization in excess of (less
         than) amount deductible for income tax purposes.....      139,700          (13,600)
      Accrued liabilities not currently deductible for income
         tax purposes........................................           --           40,700
      Equity in loss of affiliate not currently deductible
         for income tax purposes.............................       51,000          153,000
      Other items, net.......................................      (37,800)         (14,600)
                                                               -----------     ------------
              Total deferred tax assets......................    8,635,100       19,592,100
    Deferred tax valuation reserve...........................   (8,635,100)     (19,592,100)
                                                               -----------     ------------
    Net deferred tax asset...................................  $        --     $         --
                                                               ===========     ============

     At December 31, 1995, the Company had net operating loss ("NOL") carryforwards for federal income tax purposes of approximately $57.1 million. The Tax Reform Act of 1986 provided a limitation on the use of NOL and tax credit carryforwards following certain ownership changes that could limit the Company's ability to utilize these NOLs and tax credits. Accordingly, the Company's ability to utilize the above NOL and tax credit carryforwards to reduce future taxable income and tax liabilities may be limited. As a result of the merger (see Note 4) with Triplex and Oncologix a change in control as defined by federal income tax law occurred, causing the use of these carryforwards to be limited and possibly eliminated. Additionally, because U.S. tax laws limit the time during which NOLs and the tax credit carryforwards may be applied against future taxable income and tax liabilities, the Company may not be able to take full advantage of its NOLs and tax credit carryforwards for federal income tax purposes. The carryforwards will begin to expire in 2001 if not

                          ARONEX PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

otherwise used. A valuation allowance has been established to offset the Company's deferred tax assets as the Company has had losses since inception. The valuation reserve increased $1,975,000, $2,908,000 and $10,957,000 for the years ended December 31, 1993, 1994 and 1995, respectively. These increases were primarily due to the Company's losses from operations for such periods and the valuation reserves for the net operating loss carryforwards acquired in the 1995 mergers with Triplex and Oncologix (See Note 4). The Company has not made any income tax payments since inception.

9. LICENSE, RESEARCH AND DEVELOPMENT AGREEMENTS

     The Company has two exclusive license agreements with MD Anderson which may be terminated in the event of a material breach of the terms of the agreement or for failure to convert the licensed subject matter to a commercial form. However, the Company believes its ongoing research and development efforts currently satisfies this obligation to commercialize.

     The license agreements require the Company to pay royalties for licensed patent products or processes based on cumulative net sales percentages. The Company must also pay MD Anderson $200,000 for each FDA-approved product resulting from certain licensed research tasks. No royalties have been paid to date since the Company has had no sales.

     For the years ended December 31, 1993, 1994 and 1995, the Company paid MD Anderson $883,000, $765,000, and $392,000, respectively, for research performed on the behalf of the Company.

     The Company entered into a non-exclusive license agreement to use a patented process in the manufacture, use and sale of certain of Aronex's products. An initial fee of $30,000 was paid in 1993. Annual royalty payments are to be computed as a percentage of sales, as defined in the agreement. The royalty payments shall not exceed $1 million in a calendar year and expire upon expiration of the licensed patents.

     In September 1993, the Company entered into a collaborative agreement with Genzyme directed at developing and commercializing TretinoinLF. The Company and Genzyme will share clinical development responsibilities and research program funding, and Genzyme will make specified milestone payments to the Company totaling up to $1.5 million upon the occurrence of certain events. None of these events has occurred through the period ended December 31, 1995. The Company granted Genzyme worldwide marketing rights and an option to manufacture pharmaceutical compositions required for the project. Genzyme will pay a royalty on sales of the product, while the Company has retained co-promotion rights in the United States. Included on the Company's balance sheets at December 31, 1994 and 1995 are $234,000 and $190,000, respectively, of accounts receivable-affiliates and $251,000 and $576,000, respectively, of deferred revenue relating to the collaborative agreement with Genzyme.

     Aronex has a collaborative arrangement with Hoechst under a 1992 agreement between Triplex and Hoechst with respect to collaborative research and development of oligonucleotide products. Under this agreement, Hoechst is obligated to pay the Company quarterly research fees, milestone payments upon the achievement of certain goals and royalties on the sales of any products ultimately licensed to Hoechst. The agreement is renewable and presently provides for a term through at least the end of 1996. Subsequent to September 11, 1995, Hoechst had paid a total of approximately $700,000 to the Company under the agreement.

10. COMMITMENTS AND CONTINGENCIES

     The Company leases laboratory and office space under operating leases from a real estate company which is a related party to a stockholder of Aronex and certain office equipment on a short-term basis. Rental expense was approximately $63,000, $173,000 and $208,000 for the years ended December 31, 1993, 1994 and
1995, respectively.

                          ARONEX PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Future minimum noncancellable payments under operating leases at December 31, 1995 are as follows:

YEAR ENDING
DECEMBER 31,                                             AMOUNT
   1996.............................................    $288,000
   1997.............................................     189,000
   1998.............................................     162,000
   1999.............................................      28,000
   Total............................................    $667,000

     In August 1995, the Company was named as a defendant in a lawsuit filed by certain common stockholders of Oncologix seeking damages as a result of the merger with Oncologix. Plaintiffs contend that the provision of the merger whereby common stockholders obtained no consideration is contrary to law and damaging to them. Plaintiffs sought injunctive relief prior to prevent consummation of the merger, but this relief was denied by the District Court. The Company believes the above lawsuit is without merit and the resolution of these matters will not have a material adverse effect on the accompanying financial statements.

     The Company is subject to numerous risks and uncertainties because of the nature of and status of its operations. The Company maintains insurance coverage for events and in amounts that it deems appropriate. Management believes that uninsured losses, if any, will not be materially adverse to the Company's financial position or results of operations.

11. RELATED PARTY TRANSACTIONS AND EMPLOYMENT AGREEMENTS

     In September 1995, the Company entered into an employment agreement with James M. Chubb, Ph.D., the current president of the Company, for an initial term of one year. Pursuant to the employment agreement, the Company issued 50,000 shares of Common Stock and incentive stock options to purchase 250,000 shares of Common Stock at an exercise price of $2.12 per share. Additionally, Dr. Chubb was granted a one-time cash bonus equal to his federal income tax liability resulting from the issuance of the 50,000 shares of Common Stock.

     In February 1992, the Company entered into an employment agreement with David M. Leech, former president and chief executive officer of the Company, for an initial term of three years. Pursuant to the employment agreement, the Company granted incentive stock options to purchase 242,424 shares of Common Stock, at an exercise price of $.33 per share, and paid a signing bonus of $75,000. Effective upon the closing of the merger (see Note 4), September 11, 1995, Mr. Leech, resigned as an officer and director of Aronex. As a result of his severance agreement with the Company, Mr. Leech was paid $186,000 and the expiration date of all his vested stock options was extended to September 11, 1997. Mr. Leech's current benefits, such as medical and disability insurance, were extended for not more than one year after the closing.

     Effective February 1992, a former president and chief executive officer resigned his position and the Company entered into an agreement with him for future services. The Company paid $112,500 and $41,000 to the former president and chief executive officer during the years ended December 31, 1993 and 1994, respectively.

     In March 1994, the Company amended a consulting agreement with Gabriel Lopez-Berestein, M.D., the Company's chief scientific advisor, for a three-year period ending December 31, 1997, whereby the Company is committed to pay consulting fees of $144,000 and $156,000 for 1996 and 1997, respectively. The Company paid $105,000, $120,000 and $132,000 for the years ended December 31, 1993, 1994 and 1995, respectively, pursuant to this agreement.

                          ARONEX PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     During 1993, the Company entered into three-year employment agreements with two of its officers and granted 5,000 shares of Common Stock to each of these officers as a signing bonus which was recorded as compensation expense at fair market value. Both of these officers resigned in 1994, and the Company paid $100,000 and issued 25,000 shares of Common Stock during 1995 relating to the termination of these two officers.

     During 1994, the Company entered into two three-year employment agreements with an officer and a senior clinical director. Aggregate compensation commitments under current employment agreements total $245,000 and $71,000 for the years ending December 31, 1996 and 1997, respectively.

     During 1995, the Company paid $28,500 in consulting fees to a consulting firm which is wholly-owned by a member of the Board of Directors.

     During 1995, the Company entered into a one-year employment agreement with an officer who currently has an outstanding loan with the Company with a balance including interest of $33,713 at December 31, 1995. One half of this balance was forgiven in January 1996. The remaining balance will be forgiven in the next two years, depending upon the accomplishment of agreed upon goals.

12. 401(K) PLAN

     The Company adopted a 401(k) plan in 1991. Under the plan, employees can contribute up to 20 percent of their compensation subject to limitations as defined by the Internal Revenue Service. The Company has the option to match an employee's contribution up to a maximum of six percent of the employee's annual compensation. Any employer contributions vest over a three-year period. No matching contributions had been made through December 31, 1994. The plan was amended for years after December 31, 1994, whereby the Company will match 25% of each employee's contributions up to a maximum of $1,000 per employee per year. The Company contributed $25,838 in matching contributions for the year ended December 31, 1995.

===============================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     8
Use of Proceeds.......................    16
Dividend Policy.......................    16
Price Range of Common Stock...........    17
Dilution..............................    18
Capitalization........................    19
Selected Financial Data...............    20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    21
Business..............................    24
Management............................    43
Principal Stockholders................    48
Description of Capital Stock..........    49
Shares Eligible for Future Sale.......    54
Underwriting..........................    55
Legal Matters.........................    56
Experts...............................    57
Available Information.................    57
Incorporation of Certain Documents by
  Reference...........................    57
Index to Financial Statements.........   F-1


===============================================================================


===============================================================================


                                6,000,000 SHARES

                       [ARONEX PHARMACEUTICAL, INC. LOGO]

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                  FURMAN SELZ


                                           , 1996


===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     An itemized statement of the estimated amount of all expenses in connection with the distribution of the securities registered hereby, all of which will be paid by the Company, is as follows:

    Registration fee........................................................    $ 12,194
    NASD filing fee.........................................................       4,037
    Nasdaq listing fee......................................................      17,500
    Blue Sky fees and expenses..............................................      10,000
    Printing and engraving expenses.........................................      45,000
    Legal fees and expenses.................................................      85,000
    Accounting fees and expenses............................................      65,000
    Miscellaneous fees and expenses.........................................      61,269
                                                                                --------
              Total.........................................................    $300,000
                                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL"), inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. The Company maintains policies insuring its and its subsidiaries' officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     Article VIII of the Amended and Restated Certificate of Incorporation of the Company and Article VII of the Bylaws of the Company provides for indemnification of the directors of the Company to the full extent permitted by law, as now in effect or later amended. Article VII of the Bylaws also permits the indemnification to the same extent of officers, employees or agents of the Company if, and to the extent, authorized by the Board of Directors. In addition, the Bylaws provide for indemnification against expenses incurred by a director to be paid by the Company at reasonable intervals in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall be ultimately determined that he is not entitled to be indemnified by the Company. The Bylaws further provide for a contractual cause of action on the part of directors of the Company for indemnification claims that have not been paid by the Company.

     The Company also has provided liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Company.

     Article VII of the Company's Amended and Restated Certificate of Incorporation, as amended, limits under certain circumstances the liability of the Company's directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL) or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 16. EXHIBITS


        *1.1         -- Underwriting Agreement.
         4.1         -- Specimen certificate for shares of Common Stock, par value $0.001 per share (incorporated by reference to Exhibit 4.1 to the Company's
                        Annual Report on Form 10-K/A for the year ended December 31, 1995).
         5.1         -- Opinion of Andrews & Kurth L.L.P.
        23.1         -- Consent of Arthur Andersen LLP
        23.2         -- Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1).
       *24.1         -- Power of attorney (included on the signature page of this
                        Registration Statement).


- ---------------


* Previously filed.


ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that:

          (1) For purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of The Woodlands, State of Texas, on May 14, 1996.


                                            ARONEX PHARMACEUTICALS, INC.

                                            By:   /s/  JAMES M. CHUBB
                                                ------------------------------
                                                       James M. Chubb
                                                         President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                TITLE                     DATE
                  ---------                                -----                     ----
          /s/  JAMES M. CHUBB                  President (Principal executive      May 14, 1996
- --------------------------------------------     officer)
              (James M. Chubb)

        /s/  TERANCE A. MURNANE                Controller (Principal               May 14, 1996
- --------------------------------------------     financial and accounting
            (Terance A. Murnane)                 officer)


         /s/  MARTIN P. SUTTER*                Chairman of the Board of            May 14, 1996
- --------------------------------------------     Directors
             (Martin P. Sutter)

      /s/  GABRIEL LOPEZ-BERESTEIN*            Director                            May 14, 1996
- --------------------------------------------
          (Gabriel Lopez-Berestein)

         /s/  RONALD J. BRENNER*               Director                            May 14, 1996
- --------------------------------------------
             (Ronald J. Brenner)

        /s/  JOHN F. CHAPPELL*                 Director                            May 14, 1996
- --------------------------------------------
            (John F. Chappell)

         /s/  GEOFFREY F. COX*                 Director                            May 14, 1996
- --------------------------------------------
             (Geoffrey F. Cox)

       /s/  GEORGE B. MACKANESS*               Director                            May 14, 1996
- --------------------------------------------
           (George B. Mackaness)

         /s/  GREGORY F. ZAIC*                 Director                            May 14, 1996
- --------------------------------------------
             (Gregory F. Zaic)

*       /s/  JAMES M. CHUBB
- --------------------------------------------
             James M. Chubb, as
              Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                                    SEQUENTIALLY
                                                                                      NUMBERED
      EXHIBITS                               DESCRIPTION                                PAGE
- -------------------- ------------------------------------------------------------   ------------
        *1.1         -- Underwriting Agreement.
         4.1         -- Specimen certificate for shares of Common Stock, par
                        value $0.001 per share (incorporated by reference to
                        Exhibit 4.1 to the Company's Annual Report on Form 10-K/A
                        for the year ended December 31, 1995).
         5.1         -- Opinion of Andrews & Kurth L.L.P.
        23.1         -- Consent of Arthur Andersen LLP
        23.2         -- Consent of Andrews & Kurth L.L.P. (included in Exhibit
                        5.1).
       *24.1         -- Power of attorney (included on the signature page of this
                        Registration Statement).


- ---------------


* Previously filed.